UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

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Cosan S.A.

Management Report 2024

Cosan S.A. ("Cosan" or "Company") submits for consideration of its shareholders the Management Report concerning the activities performed in the fiscal year ended in 2024. The result is presented in accordance with the accounting practices adopted in Brazil and international standards (IFRS). Except where otherwise stated, all comparisons in this report consider the year 2024 vs. 2023.

The Company also provides a detailed version of its Financial Statements and its earnings release on its website: https://www.cosan.com.br/en/

1. Message from the CEO

The year 2024 began with positive prospects for reducing interest rates in the United States and Brazil, as well as projections of controlled inflation and appreciation of the real against the dollar. However, during the year, there was a deterioration in inflation expectations and Brazil's debt trajectory, necessitating a new cycle of interest rate hikes, raising future interest rate expectations.

Despite a more challenging macroeconomic scenario, we had significant operational results in most of the portfolio's investments. Rumo had solid performance during the year, with growth in transported volume (including some months of record monthly volume), increased market share in exports through the Port of Santos, and higher average annual tariff. Compass recorded higher volumes of natural gas distributed across all segments and the ramp-up of TRSP at Edge, demonstrating the success of the expansion strategy in the free market. At Moove, profitability increased with an improved mix of products sold and efficient supply chain management. Radar's land portfolio again recorded a year of appreciation, albeit at a slower pace than the previous year.

Raízen, on the other hand, had operational and financial results below expectations. However, the company's shareholders promoted significant changes in key executives, seeking a thorough strategic review and performance recovery. In the first months, the new management team reviewed the entire organizational structure, significantly reduced back-office positions, and defined a new focus on portfolio simplification, investment optimization, and resizing trading operations to reduce them, focusing on key businesses to improve results.

At Cosan, we managed our debt, extending the average term of our debts while taking advantage of favorable conditions in the Brazilian debt market to reduce our average spread relative to the CDI.

The expectation of higher interest rates makes discipline in capital allocation even more relevant, balancing leverage and portfolio quality. In this context, important movements occurred: (i) at Compass, the acquisition of control of Compagás and the sale of Norgás distributors; (ii) at Moove, the acquisition of DIPI Holdings group, bringing more optionality in lubricants; (iii) at Rumo, the signing of the sale of 50% of T39 and the partnership with CHS for a new terminal in Santos; (iv) at Radar, nine farms were sold throughout 2024, following the asset recycling strategy; and (v) at Raízen, advances were made through the monetization of sugarcane areas, the sale of distributed solar generation projects, and the dilution of participation in Mobility in Paraguay.

The scenario reinforces the need to take actions to reduce the level of indebtedness at the holding company. Therefore, for 2025, maximizing our discipline and assertiveness in capital allocation decisions will be key themes. In this sense, we took a first step in the trajectory of changes by selling our minority stake in Vale in January 2025 to reduce debt and optimize Cosan's capital structure. The proceeds from the sale are being used for prepayments of bonds and debentures. It is worth noting that the deleveraging process, converging to a more sustainable debt service coverage ratio, will be done without losing sight of the quality of the portfolio's asset composition and ensuring that the portfolio companies continue to execute their structuring projects, which support their future value creation.

Marcelo Martins

CEO of Cosan

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2. Annual Results

Cosan Consolidated

Below we present the consolidated accounting result for 2024 for Cosan and its business units. Except for Raízen (a joint venture co-controlled by Cosan), all other information reflects the consolidation of 100% of the subsidiaries' results, regardless of Cosan's interest. For more information, see Note 9 "Investments in Subsidiaries and Associates" of the individual and consolidated financial statements as of December 31, 2024 ("Financial Statements").

Note that Cosan (corporate segment) represents the reconciliation of Cosan's corporate structure, offshore financial companies and other expenses, as detailed in Note 1 of the Financial Statements. The following tables reflect the complete information provided in the Company's Financial Statements.

Income statement for the period - BRL mln	2024	2023	Change
Net revenue	43,951	39,468	11%
Cost of goods and services sold	(30,236)	(28,550)	6%
Gross profit	13,715	10,919	26%
Selling, general & administrative expenses	(4,421)	(3,879)	14%
Other net operating income (expenses)	1,550	3,924	-61%
Impairment	(3,155)	-	n/a
Financial results	(8,750)	(7,897)	11%
Interest in earnings (losses) of subsidiaries and associates	1,719	351	n/a
Interest in earnings (losses) of joint ventures	(1,230)	1,695	n/a
Impairment in associate	(4,672)	-	n/a
Expenses with income and social contribution taxes	(3,191)	(274)	n/a
Non-controlling interest	(1,262)	(3,790)	-67%
Discontinued operation	274	45	n/a
Net income (Loss)	(9,424)	1,094	n/a

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Information by Segment:

Income statement for the period - BRL mln	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
Net revenue	251,199	18,383	10,248	13,936	1,442	2	(251,199)	(61)	43,951
Cost of goods and services sold	(237,637)	(14,707)	(7,310)	(7,534)	(747)	(0)	237,637	61	(30,236)
Gross profit	13,562	3,676	2,938	6,403	695	2	(13,562)	-	13,715
Selling, general & administrative expenses	(9,655)	(1,014)	(2,253)	(711)	(73)	(371)	9,655	0	(4,421)
Other net operating income (expenses)	2,029	858	84	(147)	1,265	(511)	(2,029)	-	1,550
Impairment	-	(6)	-	(3,149)	-	-	-	-	(3,155)
Financial results	(7,273)	(854)	(181)	(2,578)	28	(5,164)	7,273	0	(8,750)
Interest in earnings (losses) of subsidiaries and associates	(236)	154	(0)	40	22	3,509	236	(2,007)	1,719
Interest in earnings (losses) of joint ventures	-	-	-	(7)	-	(1,223)	-	-	(1,230)
Impairment in associate	-	-	-	-	-	(4,672)	-	-	(4,672)
Expenses with income and social contribution taxes	(1,103)	(967)	(195)	(800)	(130)	(1,099)	1,103	(0)	(3,191)
Non-controlling interest	(57)	(392)	(118)	658	(1,273)	(137)	57	(0)	(1,262)
Discontinued operation	-	274	-	-	-	241	-	(241)	274
Net income (Loss)	(2,732)	1,731	276	(292)	533	(9,424)	2,732	(2,248)	(9,424)

Notes: (1) Although Raízen S.A. is a joint venture registered by the equity method and not proportionally consolidated, Management continues to review information by segment. The reconciliation of these segments is presented in the "Deconsolidation of jointly controlled entity" column.

Below are the material changes in Income Statements:

Net Revenue

Cosan's consolidated net revenue reached R$ 44.0 billion in 2024, up 11% compared to 2023. Below are the relevant variations in revenues by segment:

Rumo's net revenue totaled R$ 13.9 billion in 2024 (+27%). The revenue increase was due to a 3% growth in transported volume and a 24% increase in the average tariff.

Compass's net revenue was R$ 18.4 billion in 2024 (+3%). This increase reflects the recovery of volumes in the distribution segment, inflation adjustments and the start of operations at EDGE with TRSP and new contracts with free market customers.

Moove's net revenue reached R$ 10.2 billion in 2024 (+2%) compared to the previous year due to the portfolio management strategy and product mix that led to revenue growth, even in a scenario of volume reduction.

Radar's net revenue was R$ 1.4 billion in 2024 compared to R$ 743 million in the previous year. This variation is explained by the strategic sale of 9 agricultural properties during the year.

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Operating Cost

The cost of goods sold, and services provided by Cosan's subsidiaries totaled R$ 30.2 billion in the fiscal year ended December 31, 2024 (+6%). This growth is justified by (i) at Rumo, an increase from R$ 6.8 billion in 2023 to R$ 7.5 billion in 2024, mainly due to higher transported volumes, as well as the increase in unit fuel cost and fixed costs to support the growth of operations; (ii) at Radar, the cost of goods sold and services provided increased from R$ 153 million to R$ 747 million in 2024, due to the write-off of the book value of farm sales; (iii) at Compass, a 3% growth, reaching R$ 14.7 billion in 2024, mainly impacted by the cost of gas and transportation, which totaled R$ 12.1 billion. Finally, the result was partially offset by the reduction in costs at Moove, which reached R$ 7.3 billion in 2024 (-1%), due to the execution of the commercial strategy and efficient supply chain management.

Gross Profit

With these results, Cosan presented a gross profit of R$ 13.7 billion in 2024 (+26%), mainly due to the segments of (i) Rumo, reflecting the increase in transportation operating revenue, (ii) Moove, due to higher sales volume and healthy margins, and (iii) Radar, due to revenue from agricultural property sales.

Selling, General, Administrative Expenses, and Other Revenues

Selling, general, administrative expenses, and other revenues totaled R$ 6.0 billion in the fiscal year 2024, presenting an increase justified by:

At Rumo, selling, general, administrative expenses totaled R$ 711 million in the fiscal year 2024 (+18%). The increase in expenses was compatible with the structure implemented to reinforce processes to support the growth strategy, efficiency gains, and risk management. The result of other operating income and expenses was negative at R$ 3.3 billion, with R$ 3.1 billion referring to the provision for asset write-offs at Rumo Malha Sul.

At Moove, selling, general, administrative expenses, and other revenues totaled R$ 2.2 billion in the fiscal year 2024, impacted by: i) an 88% increase in depreciation and amortization expenses due to the acceleration of goodwill amortization in North America; and ii) non-recurring expenses related to the IPO process of R$ 156 million in the year. Excluding D&A expenses and non-recurring effects, VG&A expenses and other revenues increased by 1% compared to the previous fiscal year, and less than the revenue growth.

Financial Result

In 2024, Cosan's financial result totaled an expense of R$ 8.7 billion, compared to an expense of R$ 7.9 billion in 2023. The increase is mainly due to:

At Cosan Corporate, the financial result totaled R$ 5.3 billion, mainly impacted by: (i) exchange rate variation and non-debt derivatives of R$ 3.5 billion due to changes in the dollar currency during 2024 and (ii) interest and monetary variation of R$ 1.8 billion.

At Rumo, the financial result totaled R$ 2.6 billion. The lower net debt cost, resulting from the drop in the average CDI during the year, was offset by the increased cost of lease liabilities due to additions from the 6th amendment of Rumo Malha Paulista and the leasing of equipment for permanent way maintenance.

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Equity Pickup

The equity pickup result as of December 31, 2024 was negative R$ 4.2 billion compared to positive R$ 2.0 billion in 2023. This variation is due to: (i) the negative impact of the impairment of the Vale investment, reducing the equity pickup by R$ 3.1 billion; (ii) the negative effect on trading operations, increased financial expenses, and lower volume and margin in fuel distribution, marginally offset by the increase in sugar and ethanol sales at Raízen; and (iii) the positive participation of R$ 154.5 million at Compass and R$ 40.3 million at Rumo.

Income Tax and Social Contribution

Income tax and social contribution in the fiscal year ended December 31, 2024, generated an expense of R$ 3.2 billion compared to an expense of R$ 274 million in the previous year. In December 2024, the effective tax rate was 63.7%. The main effects were due to: (i) provision for non-recoverability of tax losses and temporary differences of R$ 2.5 billion; and (ii) write-off of tax losses of R$ 325 million.

Net Income

Cosan ended the year 2024 with a net loss of R$ 9.4 billion, mainly impacted by the Vale’s investment impairment due to the sale of the stake totaling R$ 4.6 billion, provision for non-recoverability of tax losses and temporary differences of R$ 2.5 billion, and impairment of assets at the subsidiary Rumo amounting to R$ 3.1 billion.

Proposal for Allocation of the Company's Result for the Fiscal Year Ended December 31, 2024

The Company's Management proposes the following amortization for the loss of the fiscal year:

BRL

Net Loss for the Year:	(9,423,794,618.82)
Legal Reserve	(58,801,619.29)
Statutory Reserve	(8,715,187,549.55)

The remaining balance of R$ 649,805,449.98 will be appropriated to the "Accumulated Losses" account until the capital reduction of the Company is approved, as submitted for approval on extraordinary matter at the Company’s Shareholders Meeting.

3. Human Capital

Safety and well-being remain priorities for the Company, and we strive for zero accidents. However, despite our efforts, our safety indicator (LTIF Lost time injury frequency = Number of accidents/million hours worked) was 0.28 in 2024. Cosan and its investees remain focused on maintaining high safety standards in our operations, investing in training, technology, and safe practices. We also offer comprehensive health benefits, reinforcing care for the physical and mental well-being of our team.

In 2024, we continued to strengthen our Entrepreneurial Culture with leadership and employees, exploring how our behaviors and management model are lived in practice.

We advanced in Gender Equity with 69.4% of women in Cosan's leadership and 53% in senior management. Additionally, we signed the commitment with the Forum of Companies and LGBTI+ Rights and the Business Initiative for Racial Equality, strengthening our role in advancing inclusion and equity within Cosan.

As recognition, we achieved 1st place in the Conglomerate category and 22nd in the overall ranking of Merco Talento Brasil 2024, highlighting our progress in empowering people and businesses to their fullest potential.

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4. Capital Market & Corporate Governance

Cosan has its shares listed on B3 - Brasil, Bolsa, Balcão under the code CSAN3, being part of B3's Novo Mercado segment, where companies commit to adhering to the best corporate governance practices. It also has a level 2 American Depositary Shares (ADSs) program listed on the New York Stock Exchange (NYSE).

As of December 31, 2024, Cosan's capital stock was represented by 1,866,570,932 registered, book-entry common shares without par value – all with voting rights, according to B3's Novo Mercado segment.

Management is committed to the constant evolution of the Governance environment. The Board of Directors is assisted by Committees to address the Company's priority agendas, in addition to the presence of the Fiscal Council. Cosan has a dedicated risk management structure to identify, assess, and respond to the demands of each segment of our business portfolio. The internal control environment is centrally monitored by the corporate team, in addition to maintaining policies that guide the conduct of our employees and maintaining ethics channels for reporting potential violations of the Code of Ethics and non-compliances that are reported to the Statutory Audit Committee.

In 2024, Cosan created the Directorate of Risk Management, Internal Controls, and Internal Audit to strengthen corporate governance and improve the supervision of risks and internal controls of the portfolio companies. The new structure is responsible for evaluating, recommending, and monitoring continuous improvements in the internal control environment, ensuring greater efficiency and adherence to best governance practices.

Also, this year we restructured the Statutory Board of Executive Officers to ensure the continuity of strategies and the necessary agility for executing our priorities and strengthening the governance structure with the formalization of the Government Relations structure, development of projects focused on people transition.

5. Commitment to Sustainability

As an asset manager, Cosan is committed to evolving in an integrated manner, promoting sustainable practices that generate a positive impact on the environment and society.

Developed from material themes, the "ESG Vision 2030" is the Company's sustainability strategy, serving as a reference for best practices and drivers that consolidate actions on themes that impact all businesses in the portfolio transversally.

Cosan's ESG performance with its investees is divided into three major priority fronts: (i) directing the evolution of businesses, aligning them with the commitments and guidelines of the ESG Vision 2030; (ii) engaging businesses by promoting exchanges of knowledge and sustainability practices; and (iii) consolidating and communicating the portfolio's ESG performance to stakeholders, ensuring alignment with strategic objectives.

In 2024, Cosan reviewed its materiality to ensure that the matrix is aligned with regulatory movements, reflects stakeholders' views, and integrates sustainability into strategic decisions, balancing impact and financial objectives with environmental, climate, and social responsibilities.

For the first time, we were included in the Dow Jones Sustainability World Index (DJSI World), one of the most prestigious international indices, recognizing listed companies' continuous commitment to ESG practices. Additionally, we remained part of the B3 ISE Portfolio for the fifth consecutive year, reaffirming our commitment to corporate sustainability.

For more information, see explanatory note 3.3 – Accounting Impacts related to Environmental, Social, and Governance (ESG) initiatives in the Financial Statements for the fiscal year ended December 31, 2024.

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6. Relationship with the Independent Auditor

Cosan hired BDO RCS Auditores (BDO) to provide external audit services for its financial statements for the fiscal year 2024.

The Company has a Policy on Engaging Independent Auditors and Non-Audit Services ("Policy") to establish rules related to hiring independent auditors and audit firms, including guidelines and procedures to ensure the independence of independent auditors and consultants providing services to the Company, its subsidiaries, joint ventures, and relevant associates. The Policy is available at https://www.cosan.com.br/en/about-cosan/corporate-governance/bylaws-policies-and-codes/

During 2024, BDO was hired for other independent audit services related to associates and jointly controlled entities, whose fees represent 24.4% of the total fees for the annual audit of the individual and consolidated financial statements for the fiscal year ended December 31, 2024, including the review of the individual and consolidated interim financial statements for the periods ended March 31, June 30, and September 30, 2024, which did not affect the independence principle established in the Policy.

Based on these principles, BDO RCS Auditores Independentes informed that the provision of such services, as described above, does not affect the independence and objectivity necessary for the services provided to the Company.

Additionally, as per the Notice to the Market published on February 11, 2025, there was a change in Cosan's independent auditor: PricewaterhouseCoopers Auditores Independentes Ltda. will start its activities from the review of the quarterly information for the first quarter of 2025 and will conduct the audit work for the Company's subsidiaries, except for Raízen.

7. Management Declaration

In compliance with the provisions of CVM Resolution No. 80, the Management declares that it has discussed, reviewed, and agreed with the financial statements for the fiscal year ending December 31, 2024, and with the opinions expressed in the independent auditors' report.

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Tel.: + 55 11 3848 5880 Fax: + 55 11 3045 7363 www.bdo.com.br	Rua Major Quedinho, 90 Consolação – São Paulo, SP Brazil 01050-030

INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the

Shareholders, Board Members and Management of

Cosan S.A.

São Paulo – SP

Opinion

We have audited the individual and consolidated financial statements of Cosan S.A. (“Company”), identified as parent company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2024, and the respective statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, as well as the corresponding notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the Company’s individual and consolidated financial position as at December 31, 2024, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB).

Basis for opinion on the individual and consolidated financial statements

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles established in the Code of Ethics for Professional Accountants and in the professional standards issued by the Brazilian Federal Council of Accounting (CFC), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the current year.  These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon and, accordingly, we do not provide a separate opinion on these matters. We determined that the matters described below are the key audit matters to be communicated in our report.

BDO RCS Auditores Independentes SS Ltda. is a Brazilian limited liability company, member of BDO International Limited, a UK company limited by guarantee, and is part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each BDO member firm.

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Assessment on the recoverability of the indirect subsidiary Rumo Malha Sul S.A. and of the associated company Vale S.A. (“Rumo Malha Sul and Vale S.A.”)

As disclosed in Notes 11.1 and 9.4 to the individual and consolidated financial statements, as at December 31, 2024, the Company and its subsidiaries recognized impairment losses on the indirect subsidiary Rumo Malha S.A. and on the associated company Vale S.A. in the amounts of R$ 2,967,203 thousand and R$ 4,672,396 thousand, respectively, considering the following aspects: (i) Rumo Malha Sul S.A. was significantly affected by severe weather conditions in the first quarter of 2024, whose value in use was measured based on the adoption of the discounted cash flow method, projected until February 2027, expiration date of the concession, which resulted in the identification of the impairment loss in the amount mentioned above; (ii) the Company found, based on the prolonged and significant decrease in the fair value of Vale S.A.'s shares, the existence of objective evidence of impairment and, therefore, estimated the net fair value less selling expenses of this investment as at December 31, 2024, resulting in the recognition of an impairment loss in the amount mentioned above.

Since Management exercises significant judgment in determining the criteria and assumptions used in the process of assessing the recoverable value of these investments, as well as the magnitude of the amounts involved and their material effects on the individual and consolidated financial statements, we consider this to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Understanding of relevant internal control environment related to the asset impairment testing process, when applicable, including internal controls over the identification of indication and objective evidence of impairment;
▪	Adoption of group audit procedures, evaluating the risks involved and procedures performed by the auditors of component, including Rumo Malha Sul S.A. related to the Company’s individual and consolidated financial statements, as well as the preparation and submission of audit instructions to the component team members and oversight and monitoring by the Company’s audit team;
▪	Review of the reasonableness of the model adopted by Management to calculate the measurement at the estimated net fair value less selling expenses of Vale S.A, including the assessment of the main assumptions and criteria used, as well as the technical memorandum prepared by Management;
▪	Review of arithmetic calculations on the recognition and measurement of the impairment loss on these investments;
▪	Review of the disclosures made by the Company in its financial statements.

Based on the results of the audit procedures described above, we believe that the criteria and assumptions adopted by Management to determine the impairment loss on these investments are reasonable, considering the applicable accounting practices and reasonableness of the projections supporting documentation, maintained by Management, to corroborate its conclusion.

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Provision for legal claims

As disclosed in Note 16, the Company and its subsidiaries are party to legal and administrative proceedings at tax, civil, environmental, regulatory and labor levels, which arise from the normal course of its business. As at December 31, 2024, the Company and its subsidiaries have (i) tax and (ii) civil, environmental, and regulatory matters being discussed at several procedural levels, classified as possible and probable losses, in the total consolidated amount of R$ 16,422,932 thousand and R$ 7,387,950 thousand, respectively, of which R$ 745,896 thousand and R$ 818,422 thousand, respectively, represent the matters provisioned, referring to proceedings with probable outflow of funds, according to the evaluation of Management based on the opinion of its legal counselors.

The definition of the amounts provisioned and disclosed depends on Management’s critical judgment in relation to the probability of loss highlighted in the ongoing legal discussions, as a result of the interpretations of the current legislation, judicial decisions and evolution of the jurisprudence. Additionally, considering the relevance of the amounts involved and the complexity of the legal and regulatory environment, any changes in the assumptions adopted for determining the loss prognosis may have a material impact on the Company's individual and consolidated financial statements.

Due to the significance of the amounts involved in contingencies classified as possible loss, the increased number of court claims the Company is party to and the complexity of the judgements made by Management in the process of measuring those contingencies, we consider this to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Meetings with key-personnel from the Company’s legal department;
▪	Understanding and assessment of the internal control environment related to the cycle of identification, recognition, measurement and disclosure of contingent liabilities; for capitalization;
▪	Application of group audit procedures, evaluating the risks involved and procedures performed by the auditors of significant components on the accounting information of these components that relate to the Company’s consolidated financial statements, including the preparation and submission of audit instructions to the component engagement team members and oversight and monitoring by the Company’s audit team;
▪	Evaluation of the methodology, assumptions and criteria used by the Company, including adjustments, for the recognition, measurement and disclosure of contingencies in the financial statements;
▪	Obtaining of external confirmation letters from the legal advisors responsible for the proceedings, in order to confirm: (i) the existence of proceedings and their current status; (ii) the respective assessment of loss involved and the applicable legal grounds;
▪	Involvement of our tax specialists to evaluate the type, grounds and/or defense thesis, and occasional changes to loss probability classification for the certain relevant tax proceedings considered as possible loss, that include complex judgement and subjectivity in the evaluations;
▪	Regarding tax aspects related to taxes on profits, our assessment included: (i) meetings with Management to understand the existing internal controls to identify and monitor uncertain tax treatments; (ii) criteria adopted for the recognition and measurement of tax liabilities, if applicable;
▪	Review of the disclosures made by the Company in its financial statements.

Based on the procedures applied, we considered acceptable the assumptions used by Management to measure the provisions for contingencies and their disclosure in the context of the financial statements taken as a whole.

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Other matters

Statements of value added

The individual and consolidated statements of value added, prepared under the responsibility of the Company’s Management for the year ended December 31, 2024, and presented as supplemental information for IFRS purposes, were submitted to audit procedures along with the audit of the Company’s financial statements. In order to form an opinion, we have checked whether these statements are reconciled with the financial statements and accounting records as applicable, and whether their form and contents meet the criteria established in Technical Pronouncement CPC/NBCTG 09 - Statement of Value Added. In our opinion, the statements of value added were properly prepared, in all material respects, in accordance with the criteria established in that Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor’s report

The Company’s Management is responsible for the other information that comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Brazilian accounting practices and the IFRS issued by IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

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Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian standards and ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

▪	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls;
▪	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal controls;
▪	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and disclosures made by Management;
▪	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern;
▪

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

▪	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit.

14

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and that we have informed them of all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Of the matters communicated to those charged with governance, we determine those that were of most significance for the audit of the financial statements for the current year and which are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 10, 2025.

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Luiz Gustavo Pereira dos Santos
Accountant CRC 1 SP 258849/O-9

15

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets
Cash and cash equivalents	5.2	2,201,267	1,769,976	16,903,542	14,658,481
Restricted cash	5.3	—	—	28,006	7,860
Marketable securities	5.3	805,335	705,777	3,272,941	3,407,955
Trade receivables	5.7	—	—	3,730,364	3,330,488
Derivative financial instruments	5.6	18,402	54,935	905,341	202,399
Inventories	7	—	—	2,072,905	1,792,714
Receivables from related parties	5.8	114,099	173,351	197,063	251,471
Income tax receivable		453,308	508,268	793,721	888,942
Other current tax receivable	6	5,364	8,346	886,136	745,856
Dividend receivable	17	19,377	319,135	153,548	255,777
Reduction of capital receivable	2.1	1,013,714	—	—	—
Sectorial financial assets	5.10	—	—	221,947	207,005
Other financial assets		—	—	675	690
Other current assets		50,896	177,001	629,426	722,386
Current assets		4,681,762	3,716,789	29,795,615	26,472,024
Current assets held for sale	8	796,211	2,998	978,788	2,138,165
		5,477,973	3,719,787	30,774,403	28,610,189

Trade receivables	5.7	—	—	265,370	114,148
Marketable securities	5.3	—	—	113,360	96,006
Restricted cash	5.3	—	81,621	146,297	195,392
Deferred tax assets	15	1,758,410	2,478,911	4,495,296	5,609,030
Receivables from related parties	5.8	292,882	174,745	202,826	88,620
Income tax receivable		—	—	264,308	432,360
Other non-current tax receivable	6	35,177	33,639	1,334,553	1,132,703
Judicial deposits	16	416,969	403,489	1,056,690	895,901
Derivative financial instruments	5.6	1,547,093	102,881	2,893,987	2,344,400
Sectorial financial assets	5.10	—	—	509,695	341,695
Other non-current assets		140,594	71,250	739,386	216,694
Other financial assets		—	—	3,820	2,423
Investments in subsidiaries and associates	9.1	31,308,696	35,741,778	10,678,566	17,611,369
Investment in joint ventures	10	1,193,072	1,320,592	10,545,044	11,742,442
Property, plant and equipment	11.1	39,038	39,817	23,019,016	21,239,974
Intangible assets and goodwill	11.2	9,873	6,863	26,330,785	22,650,287
Contract assets	11.3	—	—	1,114,830	1,052,105
Right-of-use assets	11.4	17,557	22,200	9,958,751	9,513,518
Investment property	11.5	—	—	16,818,919	15,976,126
Non-current assets		36,759,361	40,477,786	110,491,499	111,255,193

Total assets		42,237,334	44,197,573	141,265,902	139,865,382

The accompanying notes are an integral part of these individual and consolidated financial statements.

16

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Liabilities
Loans, borrowings and debentures	5.4	347,032	800,987	4,403,148	4,882,398
Leases	5.5	9,227	8,959	1,007,533	733,063
Derivative financial instruments	5.6	1,074,991	364,747	2,504,117	1,250,520
Trade payables	5.9	2,900	2,431	5,168,593	3,920,273
Employee benefits payables		43,356	61,926	794,906	829,329
Income tax payables		18,514	2,716	414,823	445,934
Other taxes payable	14	78,197	226,556	637,842	673,718
Dividends payable	17	3,495	276,065	96,722	549,054
Reduction of capital payable		—	—	486,285	—
Concessions payable	13	—	—	166,273	250,971
Related party payables	5.8	210,620	198,899	416,410	322,160
Sectorial financial liabilities	5.10	—	—	64,718	70,013
Other financial liabilities	5	—	—	770,103	476,895
Other current liabilities		298,534	593,643	895,223	1,516,084
Current liabilities		2,086,866	2,536,929	17,826,696	15,920,412
Liabilities related to assets held for sale	8	—	—	86,138	238,393
		2,086,866	2,536,929	17,912,834	16,158,805
Loans, borrowings and debentures	5.4	21,003,523	12,695,337	62,052,278	52,022,256
Leases	5.5	15,232	20,584	5,502,220	4,542,731
Derivative financial instruments	5.6	29,883	281,238	966,087	2,164,625
Trade payables	5.9	—	—	19,256	264,252
Employee benefits payables		—	—	19,101	—
Other taxes payable	14	216,203	158,857	255,245	163,242
Provision for legal proceedings	16	308,607	401,093	2,044,633	1,714,403
Concessions payable	13	—	—	3,554,917	3,314,402
Investments with unsecured liabilities	9.1	263,722	146,276	—	—
Related party payables	5.8	7,052,404	6,449,968	1,078	1,078
Post-employment benefits	23	279	313	526,620	617,647
Deferred tax liabilities	15	—	—	5,973,506	5,225,433
Sectorial financial liabilities	5.10	—	—	1,975,521	1,740,685
Deferred income		—	—	16,589	19,129
Other financial liabilities	5	—	—	297,736	—
Other non-current liabilities		356,851	551,671	749,919	935,514
Non-current liabilities		29,246,704	20,705,337	83,954,706	72,725,397
Total liabilities		31,333,570	23,242,266	101,867,540	88,884,202

Shareholders' equity	17
Share capital		8,832,544	8,682,544	8,832,544	8,682,544
Treasury shares		(50,708)	(93,917)	(50,708)	(93,917)
Additional paid-in capital		2,205,878	2,561,964	2,205,878	2,561,964
Accumulated other comprehensive income		565,855	314,325	565,855	314,325
Retained earnings		8,773,990	9,490,391	8,773,990	9,490,391
Accumulated loss		(9,423,795)	—	(9,423,795)	—

Equity attributable to:
Owners of the Company		10,903,764	20,955,307	10,903,764	20,955,307
Non-controlling interest	9.3	—	—	28,494,598	30,025,873
Total shareholders' equity		10,903,764	20,955,307	39,398,362	50,981,180
Total liabilities and shareholders' equity		42,237,334	44,197,573	141,265,902	139,865,382

 The accompanying notes are an integral part of these individual and consolidated financial statements.

17

Statement of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Net sales	19	—	—	43,950,742	39,468,497
Cost of sales	20	—	—	(30,236,061)	(28,549,896)
Gross profit		—	—	13,714,681	10,918,601

Selling expenses	20	—	—	(1,575,890)	(1,350,570)
General and administrative expenses	20	(368,154)	(437,390)	(2,845,282)	(2,527,974)
Other operating income (expenses), net	21	(126,151)	(69,256)	1,549,834	3,924,377
Impairment	21	—	—	(3,155,400)	—
Operating expenses		(494,305)	(506,646)	(6,026,738)	45,833

Profit before equity in earnings of investees, finance results and income taxes		(494,305)	(506,646)	7,687,943	10,964,434

Impairment in associate	9.1	—	—	(4,672,396)	—
Interest in earnings (losses) of subsidiaries and associates	9.1	(2,960,668)	2,236,069	1,719,031	350,399
Interest in earnings (losses) of joint ventures	10	(142,161)	192,472	(1,229,980)	1,695,945
Equity in earnings of investees		(3,102,829)	2,428,541	(4,183,345)	2,046,344

Finance expense		(2,357,419)	(1,934,520)	(7,637,116)	(11,337,430)
Finance income		291,426	829,235	2,655,899	3,028,134
Foreign exchange, net		(3,557,941)	712,582	(5,741,359)	1,777,438
Net effect of derivatives		327,317	(1,098,745)	1,972,859	(1,365,169)
Finance results, net	22	(5,296,617)	(1,491,448)	(8,749,717)	(7,897,027)

Profit (loss) before income taxes		(8,893,751)	430,447	(5,245,119)	5,113,751

Income taxes	15
Current		(48,781)	30,562	(1,952,203)	(1,645,063)
Deferred		(666,350)	617,728	(1,238,319)	1,370,637
		(715,131)	648,290	(3,190,522)	(274,426)
Profit (loss) for the year from continuing operations		(9,608,882)	1,078,737	(8,435,641)	4,839,325
Profit for the year from discontinued operations, net of tax	8	185,087	15,654	273,875	45,419
Profit (loss) for the year		(9,423,795)	1,094,391	(8,161,766)	4,884,744

Profit (loss) attributable to:
Owners of the Company		(9,423,795)	1,094,391	(9,423,795)	1,094,391
Non-controlling interest		—	—	1,262,029	3,790,353
		(9,423,795)	1,094,391	(8,161,766)	4,884,744

Earnings per share of continued operations	18
Basic				(R$5.1586)	R$0.5778
Diluted				(R$5.1593)	R$0.5751

Earnings per share of discontinued operations	18
Basic				R$0.0994	R$0.0084
Diluted				R$0.0990	R$0.0084

The accompanying notes are an integral part of these individual and consolidated financial statements.

18

Statement of other comprehensive income

(In thousands of Reais)

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Profit (loss) for the year	(9,423,795)	1,094,391	(8,161,766)	4,884,744

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	466,811	(109,134)	537,111	(172,501)
Gain (loss) on cash flow hedge	(303,494)	(92,491)	(393,651)	(125,233)
	163,317	(201,625)	143,460	(297,734)

Items that will not be reclassified to profit or loss:
Actuarial gains (losses) with defined benefit plan	88,213	(51,596)	162,598	(71,550)
Deferred taxes	—	—	(55,283)	24,327
	88,213	(51,596)	107,315	(47,223)

Comprehensive income from continuing operations	(9,357,352)	825,516	(8,184,866)	4,494,368
Comprehensive income from discontinued operations	185,087	15,654	273,875	45,419
Total comprehensive income (loss) for the year	(9,172,265)	841,170	(7,910,991)	4,539,787

Comprehensive income (loss) attributable to:
Owners of the Company	(9,172,265)	841,170	(9,172,265)	841,170
Non-controlling interest	—	—	1,261,274	3,698,617
	(9,172,265)	841,170	(7,910,991)	4,539,787

The accompanying notes are an integral part of these individual and consolidated financial statements.

19

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404/76	Capital transactions	Accumulated other comprehensive income (loss)	Legal	Statutory reserve	Unrealized profit	Retained earnings	Accumulated profits	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
Balance as of January 1, 2023	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	—	20,653,167	27,516,232	48,169,399
Profit for the year	—	—	—	—	—	—	—	—	—	1,094,391	1,094,391	3,790,353	4,884,744
Other comprehensive income (note 17 (f))
Loss from cash flow hedge	—	—	—	—	(92,491)	—	—	—	—	—	(92,491)	(32,742)	(125,233)
Foreign currency translation differences	—	—	—	—	(109,134)	—	—	—	—	—	(109,134)	(63,367)	(172,501)
Actuarial gain (loss) on defined benefit plan, net of tax	—	—	—	—	(51,596)	—	—	—	—	—	(51,596)	4,373	(47,223)
Total comprehensive income (loss) for the year	—	—	—	—	(253,221)	—	—	—	—	1,094,391	841,170	3,698,617	4,539,787
Transactions with owners of the Company contributions and distributions:
Capital increase	280,000	—	—	—	—	—	(280,000)	—	—	—	—	—	—
Funds from capital increase and decrease in subsidiary	—	—	—	—	—	—	—	—	—	—	—	6,657	6,657
Gain from capital increase in a subsidiary	—	—	—	60,348	—	—	—	—	—	—	60,348	10,830	71,178
Share based payments	—	13,223	—	(40,113)	—	—	—	—	—	—	(26,890)	(79,565)	(106,455)
Write-off of interest in subsidiary	—	—	—	—	—	—	—	—	—	—	—	(22,280)	(22,280)
Dividends and allocation of results	—	—	—	—	—	—	(349,670)	(171,021)	820,793	(820,793)	(520,691)	(1,581,323)	(2,102,014)
Mandatory minimum dividends	—	—	—	—	—	—	—	—	—	(273,598)	(273,598)	—	(273,598)
Business combination	—	—	—	—	—	—	—	—	—	—	—	237,460	237,460
Employee share schemes - value of employee services	—	—	—	135,653	—	—	—	—	—	—	135,653	50,664	186,317
Total contributions and distributions	280,000	13,223	—	155,888	—	—	(629,670)	(171,021)	820,793	(1,094,391)	(625,178)	(1,377,557)	(2,002,735)

Transactions with owners of the Company:
Gain on dividends from subsidiary	—	—	—	79,825	—	—	—	—	—	—	79,825	188,581	268,406
Change of shareholding interest in subsidiary	—	—	—	6,323	—	—	—	—	—	—	6,323	—	6,323
Total transactions with owners of the Company	—	—	—	86,148	—	—	—	—	—	—	86,148	188,581	274,729
Total transactions with owners of the Company contributions and distributions:	280,000	13,223	—	242,036	—	—	(629,670)	(171,021)	820,793	(1,094,391)	(539,030)	(1,188,976)	(1,728,006)

Balance as of December 31, 2023	8,682,544	(93,917)	737	2,561,227	314,325	58,802	8,610,796	—	820,793	—	20,955,307	30,025,873	50,981,180

The accompanying notes are an integral part of these individual and consolidated financial statements.

20

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404/76	Additional paid-in capital	Accumulated other comprehensive income	Legal	Statutory reserve	Accumulated loss	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
At January 1, 2024	8,682,544	(93,917)	737	2,561,227	314,325	58,802	9,431,589	—	20,955,307	30,025,873	50,981,180

(Loss) profit for the year	—	—	—	—	—	—	—	(9,423,795)	(9,423,795)	1,262,029	(8,161,766)

Other comprehensive income (note 17 (f))
Loss from cash flow hedge	—	—	—	—	(303,494)	—	—	—	(303,494)	(90,157)	(393,651)
Foreign currency translation differences	—	—	—	—	466,811	—	—	—	466,811	70,300	537,111
Actuarial gain on defined benefit plan, net of tax	—	—	—	—	88,213	—	—	—	88,213	19,102	107,315
Total comprehensive income (loss) for the year	—	—	—	—	251,530	—	—	(9,423,795)	(9,172,265)	1,261,274	(7,910,991)

Transactions with owners of the Company contributions and distributions:
Capital increase (note 17(a))	150,000	—	—	—	—	—	(150,000)	—	—	—	—
(Loss) Gain on capital reduction in subsidiary	—	—	—	(60,111)	—		—	—	(60,111)	(634,660)	(694,771)
Own shares acquired	—	(190,593)	—	—	—	—	—	—	(190,593)	—	(190,593)
Cancellation of treasury shares	—	118,975	—	(118,975)	—	—	—	—	—	—	—
Share based payments	—	114,827	—	(202,625)	—	—	—	—	(87,798)	13,367	(74,431)
Loss in dividend distribution to non-controlling shareholders	—	—	—	(712)	—	—	—	—	(712)	1,141	429
Dividends and allocation of results	—	—	—	—	—	—	(566,401)	—	(566,401)	(2,382,267)	(2,948,668)
Business combination (note 9.2)	—	—	—	—	—	—	—	—	—	574,598	574,598
Disposals of assets held for sale	—	—	—	—	—	—	—	—	—	(372,030)	(372,030)
Employee share schemes - value of employee services	—	—	—	29,819	—	—	—	—	29,819	4,330	34,149
Total contributions and distributions	150,000	43,209	—	(352,604)	—	—	(716,401)	—	(875,796)	(2,795,521)	(3,671,317)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary (note 9.1)	—	—	—	(3,482)	—	—	—	—	(3,482)	2,972	(510)
Total transactions with owners of the Company	—	—	—	(3,482)	—	—	—	—	(3,482)	2,972	(510)

Total transactions with owners of the Company contributions and distributions:	150,000	43,209	—	(356,086)	—	—	(716,401)	—	(879,278)	(2,792,549)	(3,671,827)

Balance as of December 31, 2024	8,832,544	(50,708)	737	2,205,141	565,855	58,802	8,715,188	(9,423,795)	10,903,764	28,494,598	39,398,362

The accompanying notes are an integral part of these individual and consolidated financial statements.

21

Statement of cash flow

(In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash flows from operating activities
(Loss) profit before income taxes		(8,893,751)	430,447	(5,245,119)	5,113,751

Adjustments for:
Depreciation and amortization	20	15,862	14,401	3,868,583	3,364,943
Loss on disposed assets	21	—	—	3,155,400	—
Impairment in associate	9.1	—	—	4,672,396	—
Interest in earnings (losses) of subsidiaries and associates	9.1	2,960,668	(2,236,069)	(1,719,031)	(350,399)
Interest in earnings (losses) of joint ventures	10	142,161	(192,472)	1,229,980	(1,695,945)
Loss (gain) on disposed assets	21	16	(13,563)	(141,863)	17,016
Share based payment	24	42,260	109,467	65,901	207,713
Change in fair value of investment properties	11.5	—	—	(1,273,033)	(2,259,924)
Provision for legal proceedings	21	47,391	86,619	313,876	204,158
Interest, derivatives, monetary and foreign exchange, net		5,396,731	1,589,201	10,217,952	9,379,506
Sectorial financial assets and liabilities, net	5.10	—	—	(37,061)	(110,125)
Provisions for employee benefits		35,759	58,522	454,930	419,241
Allowance for expected credit losses		—	—	52,839	74,706
Profit on sale of investments	21	—	—	383,205	—
Tax credit recovery		—	—	(6,030)	(33,384)
Deferred income		—	—	3,318	(597,998)
Revenue from finance investment		—	—	—	(1,284,647)
Other		90,599	(49,502)	(261,305)	278,427
		(162,304)	(202,949)	15,734,938	12,727,039
Variation in:
Trade receivable		—	—	546,218	573,737
Inventories		—	—	159,667	(83,166)
Other taxes, net		(73,093)	66,903	(354,401)	454,941
Income tax		136,338	92,318	(1,487,693)	(1,272,145)
Related parties, net		(68,543)	5,325	105,490	(188,798)
Trade payables		972	(117,333)	(180,867)	(252,810)
Employee benefits		(59,409)	(45,897)	(542,241)	(356,210)
Provision for legal proceedings		4,638	(26,976)	(305,324)	(461,574)
Derivatives financial instruments		—	—	(9,192)	2,894
Other financial liabilities		—	—	(26,275)	(566,058)
Judicial deposits		(11,194)	(36,036)	(149,118)	(22,862)
Post-employment benefits obligation		—	—	(37,549)	(34,235)
Other assets and liabilities, net		(43,128)	(18,002)	(372,367)	(244,309)
		(113,419)	(79,698)	(2,653,652)	(2,450,595)

Net cash (used in) generated from operating activities		(275,723)	(282,647)	13,081,286	10,276,444

Cash flows from investing activities
Capital contribution to associates	9.1	(4,173,198)	(2,716,505)	(29,997)	(47,300)
Capital contribution in joint ventures	10	(12,337)	—	(12,337)	—
Acquisition of subsidiary, net of acquired cash		(608,132)	(567,577)	(962,378)	(702,577)
Purchase of marketable securities		(44,698)	72,305	551,003	(507,976)
Restricted cash		86,562	(40,036)	42,012	(60,498)

22

Statement of cash flow

(In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Dividends received from associates	17	3,138,556	855,188	1,018,794	254,905
Dividends received from joint venture	17	228,342	351,092	293,912	906,534
Dividends received from finance investment		—	—	—	1,305,410
Acquisition of instruments designated at fair value		—	—	(621)	(7,485)
Cash in the incorporation operation		352	—	—	—
Proceeds from capital contributions by non-controlling shareholders	9.1	1,137,186	16,088	—	99,040
Acquisition of property, plant and equipment, intangible and contract assets		(13,435)	(7,209)	(7,834,521)	(6,267,962)
Proceeds from the sale of investments		16,847	15,000	2,725,625	645,772
Net cash from sale of discontinued operations		—	—	24,510	62,700
Acquisition of shares in associates		—	—	(17,047)	—
Receipt of derivative financial instruments, except debt		—	162,114	103,147	168,308
Payment of derivative financial instruments, except debt		(338,609)	(145,308)	(427,293)	(156,600)
Cash received on the sale of property, plant and equipment and intangible assets		—	—	36,934	4,637
Net cash used in investing activities		(582,564)	(2,004,848)	(4,488,257)	(4,303,092)

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	6,911,676	8,636,528	16,983,225	12,785,628
Principal repayment of loans, borrowings and debentures	5.4	(1,160,058)	(579,942)	(12,187,560)	(8,054,763)
Payment of interest on loans, borrowings and debentures	5.4	(1,697,950)	(973,919)	(4,759,976)	(3,552,292)
Payment of derivative financial instruments		(589,868)	(787,608)	(2,860,601)	(2,851,267)
Proceeds from derivative financial instruments		249,677	789,574	1,144,473	1,193,534
Costs of banking operations with derivatives		—	—	(29,828)	(586,855)
Principal repayment of leases	5.5	(6,532)	(5,524)	(694,340)	(490,012)
Payment of interest on leases	5.5	(3,015)	(3,615)	(377,269)	(236,948)
Proceeds from capital contributions by non-controlling shareholders		—	—	—	(24,281)
Capital reduction		—	—	(204,967)	—
Related parties		(1,405,138)	(3,534,080)	—	—
Payments to redeem entity’s shares and acquisition of treasury shares		(192,915)	—	(192,915)	(103,283)
Dividends paid	17	(838,971)	(798,203)	(2,779,081)	(2,582,447)
Dividends paid for preferred shares	17	—	—	(668,022)	—
Gain on banking operations with derivatives		—	—	20,993	—
Payment of share-based compensation		—	—	—	(13,597)
Net cash generated from (used in) financing activities		1,266,906	2,743,211	(6,605,868)	(4,516,583)

Increase in cash and cash equivalents		408,619	455,716	1,987,161	1,456,769

Cash and cash equivalents at the beginning of the year		1,769,976	1,348,461	14,658,481	13,301,716
Effect of the foreign exchange rate changes		22,672	(34,201)	257,900	(100,004)
Cash and cash equivalents at the end of the year		2,201,267	1,769,976	16,903,542	14,658,481

Additional information
Income taxes paid		—	—	1,200,228	361,726

The accompanying notes are an integral part of these individual and consolidated financial statements.

23

Statement of cash flow

(In thousands of Reais)

Non-cash transactions:

The Company presents its individual and consolidated statements of cash flows using the indirect method. During the year ended December 31, 2024, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$1,179,931 (R$2,037,779 on December 31, 2023), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments R$1,330,439 (R$860,551 on December 31, 2023).
(iii)	In the subsidiary Compass Gás e Energia S.A. (“Compass”), there are remaining installments relating to the acquisition of Companhia Paranaense de Gás (“Compagas”) in the amount of R$595,567, which will be settled by September 2026.
(iv)	Capital reduction payable in the amount of R$1,500,000 and R$1,320,000, in the subsidiaries Compass and Cosan Dez Participações S.A. (“Cosan Dez”), respectively, no changes in shareholdings.

Disclosure of interest and dividends:

Dividends and interest on equity capital received are classified as cash flow from investing activities by the Company. Dividends and interest received or paid are classified as cash flow from financing activities.

24

Statement of value added

(In thousands of Reais)

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Revenue
Net sales	—	—	49,217,999	44,290,457
Other income (expenses), net	(79,955)	(23,940)	2,284,390	6,282,834
Impairment gain (loss) on trade receivables	—	—	25,279	(74,706)
	(79,955)	(23,940)	51,527,668	50,498,585
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	26,288,059	25,155,268
Materials, energy, third-party services and other	160,083	145,668	2,324,006	3,782,239
	160,083	145,668	28,612,065	28,937,507

Gross value added	(240,038)	(169,608)	22,915,603	21,561,078

Retention
Depreciation, amortization and impairment	15,862	14,401	7,023,983	3,364,943
Net value added	(255,900)	(184,009)	15,891,620	18,196,135

Value added transferred in
Impairment in associate	—	—	(4,672,396)	—
Interest in earnings (losses) of subsidiaries and associates	(2,960,668)	2,236,069	1,719,031	350,399
Interest in earnings (losses) of joint ventures	(142,161)	192,472	(1,229,980)	1,695,945
Profit for the year from discontinued operation, net of tax	185,087	15,654	273,875	45,419
Finance income	291,426	829,235	2,655,899	3,028,134
	(2,626,316)	3,273,430	(1,253,571)	5,119,897

Value added to be distributed	(2,882,216)	3,089,421	14,638,049	23,316,032

Distribution of value added
Personnel and payroll charges	179,023	296,827	2,677,572	2,608,269
Direct remuneration	138,983	275,868	2,144,502	2,093,703
Benefits	13,803	12,191	411,539	401,914
FGTS and other	26,237	8,768	121,531	112,652

Taxes, fees and contributions	774,511	(622,481)	8,635,556	4,781,623
Federal	755,026	(627,134)	5,287,771	1,777,439
State	—	—	3,183,301	2,764,109
Municipal	19,485	4,653	164,484	240,075

Financial expenses and rents	5,588,045	2,320,684	11,486,687	11,041,396
Interest and foreign exchange variation	5,538,694	2,408,020	11,326,038	10,188,657
Rents	—	—	154,613	141,440
Other	49,351	(87,336)	6,036	711,299

Equity Remuneration	(9,423,795)	1,094,391	(8,161,766)	4,884,744
Non-controlling interests	—	—	1,262,029	3,790,353
Dividends	—	273,598	—	273,598
Retained (losses) profits	(9,608,882)	805,139	(9,697,670)	775,374
Profit for the year from discontinued operation, net of tax	185,087	15,654	273,875	45,419

The accompanying notes are an integral part of these individual and consolidated financial statements.

25

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

1. OPERATIONS

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the ticker “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the ticker “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

As at December 31, 2024, Corporate Cosan (Corporate segment) is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Bradesco BBI S.A. (“Bradesco”) holds preferred shares corresponding to a 23.20% stake in Cosan Dez, which has a direct 88% stake in Compass.
(iii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 26.91% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.09% stake in Raízen S.A. (“Raízen”).
(iv)	Cosan Oito S.A. (“Cosan Oito”), a subsidiary of Cosan S.A. that held a stake with significant influence in Vale S.A. (“Vale”), was merged into Cosan S.A. on January 8, 2025, as detailed in Note 25.

26

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

2. RECENT DEVELOPMENTS AND OTHER INFORMATION

2.1. RELEVANT EVENTS

COSAN CORPORATE

DISTRIBUTION OF DIVIDENDS AND INTEREST ON EQUITY OF VALE

During the year ended December 31, 2024, Vale's Board of Directors approved three distributions of remuneration to shareholders:

  February 22: Dividends of R$11,721,894, paid on March 19. The subsidiary Cosan Oito received R$577,469.
  July 25: Interest on equity (“JCP”) of R$8,940,158, paid on September 4. The subsidiary Cosan Oito received R$315,622, net of withholding taxes.
  November 28: JCP of R$2,222,163, to be paid on March 14, 2025. The Company will receive R$78,465, net of withholding taxes.

UNWIND VALE S.A. OPERATIONS

  Collar Financing

During the first months of 2024, as shown in the table, the company brought forward the debts linked to the Vale operation, and in April 2024 100% of the debts and collar financing derivatives linked to the operation were settled.

	Cosan ownership interest			Debt settlement Cash Effect
Base date	Direct	Collar-related	Total	Principal	Interest	Gain settlement Collar (ii)
January, 2024	2.62%	2.03%	4.65%	(1,698,606)	(49,773)	188,140
February, 2024	3.91%	0.74%	4.65%	(2,067,956)	(63,689)	303,431
April, 2024 (i)	3.91%	—	3.91%	(1,918,773)	(65,880)	331,116
					(179,342)	822,687

(i)                 On April 19, 2024, the Company concluded the sale of 33,524,185 shares, equivalent to 0.78% of Vale's voting share capital.

(ii)                The gain mentioned in this settlement was recognized in the financial results for the year.

  Call Spread

On May 8, 2024, the Company settled in advance the first tranche of the Call Spread derivative structure, equivalent to 10,785,830 shares, or 0.24% of Vale's total shares. This operation eliminated the maturities in 2024 and generated a cash inflow of R$ 14,499, against a loss of R$ 82,265.

	Cosan interest		Settlement gain/loss Call Spread
Base date	% Settled in advance	% Remaining	Cash effect	Profit or loss – Finance results
May, 2024	0.24%	1.34%	14,499	(82,265)

27

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

VALE'S INVESTMENT IMPEARMENT

On December 31, the Company tested Vale for impairment and recognized a provision in the amount of R$4,672,396 as per note 9.4(b).

INTERNALIZATION OF SENIOR NOTES 2031

On February 16, 2024, the Company internalized the remaining funds from the Senior Notes due 2031, through the issuance of Loan 4131 by Cosan, in the amount of U.S.$600,000 thousand, or R$2,982,600, with an annual coupon of 6.6% for the first four semesters and interest payment of 7.25% p.a. for the others.

On the other hand, Cosan Luxembourg S.A. (“Cosan Luxembourg”) contracted a Time Deposit (“TD”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 7.25%, having as underlying asset the issue of Loan 4131. For more information, see note 5.4 (e).

CAPITAL INCREASE AND REDUCTION AT COSAN OITO

On April 1, 2024, the Extraordinary General Meeting (“EGM”) approved the capital increase of the subsidiary Cosan Oito in the amount of R$6,452,500. Of this amount, R$2,382,500 was received in 2023 through an Advance for future capital increase (“AFAC”), and the balance of R$4,070,000 was received in 2024.

On May 23, 2024, the Annual and Extraordinary Shareholders' Meeting ("AGM") approved the capital reduction of the subsidiary Cosan Oito in the amount of R$730,000, without cancellation of shares and change in the company's equity interest.

Observing the 60-day period for creditors' opposition, the transaction was completed on July 24, 2024, with the full return of the amount to Cosan.

CHANGES TO COSAN'S EXECUTIVE BOARD

As of November 1, 2024, Mr. Nelson Roseira Gomes Neto stepped down the position of Chief Executive Office of Cosan and became the Chief Executive Office of Raízen. On the same date, Mr. Marcelo Eduardo Martins stepped down as Chief Strategy Officer and became the new Chief Executive Office of Cosan.

REDUCTION OF SHARE CAPITAL COSAN DEZ

On June 26, 2024, Cosan Dez Participações S.A. approved at an Extraordinary General Meeting the reduction of share capital in the amount of R$1,320,000, as it was considered excessive in accordance with article 173 of Law 6,404/76. The amount of the reduction will be returned to the shareholders in the proportion that they hold in the share capital of Cosan Dez and will be paid by December 31, 2025. The Company will receive the amount of R$1,013,760.

COMPASS

COMPASS DIVIDEND RESOLUTION

On March 27, 2024, the Board of Directors of the indirect subsidiary Compass approved the distribution of dividends in the amount of R$1,500,000. The payment took place on April 12, 2024, and the amount received by the subsidiary Cosan Dez was R$1,320,000.

START OF OPERATIONS TRSP

In 2024, there was the start of operations of TRSP - Terminal de Regaseificação de São Paulo S.A. (“TRSP”), whose operating and service model includes strategic LNG infrastructure and logistics assets.

The start of operations was mainly due to the completion of the LNG regasification terminal, located in Santos/SP. As shown in note 11.1, this asset was transferred from “work in progress” to the relevant asset classes.

CAPITAL REDUCTION

On August 30, 2024, the Extraordinary Shareholders' Meeting approved a capital reduction of R$1,500,000, as it was considered excessive, in accordance with article 173 of the Brazilian Corporate Law. The reduction will be carried out with a cash refund to the shareholders, without the cancellation of shares. On November 27, 2024, all the conditions precedent for the implementation and payment of the capital reduction were met. Payment is due by December 31, 2025.

ACQUISITION OF COMPAGAS SHARES

On September 16, 2024, the indirect subsidiary Compass Dois Ltda (“Compass Dois”) concluded the acquisition of a 51% equity interest, and control, in Companhia Paranaense de Gás - COMPAGAS ("Compagas") for the amount of R$962,125. For more details, see note 9.2.

28

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

NORGÁS – COMPLETION OF THE SALE OF ASSETS HELD FOR SALE

On November 6, 2024, the indirect subsidiary Compass concluded the full sale of its 51% stake in Norgás S.A. (“Norgás”), in the amount of R$629,155, as disclosed in note 8.

MOOVE

MOOVE DIVIDEND RESOLUTION

On June 12, 2024, the Board of Directors of the subsidiary Moove Lubricants Holdings (“MLH”) approved the distribution of dividends in the amount of US$167,003 thousand, equivalent to R$900,000. The payment took place on June 21, 2024 and the Company received the amount of US$116,903 thousand, equivalent to R$630,000.

IPO MOOVE

On October 1, 2024, Moove announced its initial public offering of 25,000,000 shares of common stock pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission. However, on October 9, 2024, due to adverse capital market conditions and the deterioration of risk perception indicators on the global stage, Moove decided not to proceed with the initial public offering. The costs related to the preparation of the offering, including the expenses with the Stock Option Plan, totaling R$155,654, were recognized in the profit or loss in the fourth quarter of 2024.

RUMO

RENEWAL OF THE SUDAM TAX BENEFIT

On December 20, 2023, Rumo Malha Norte S.A. (“Rumo Malha Norte”) submitted to the Brazilian Federal Revenue Service (“RFB”) the constitutive report number 143/2023, issued by the Superintendency for the Development of the Amazon (“SUDAM”) on December 6, 2023, attesting to the fulfillment of the legal conditions and requirements required to renew the tax benefit for another 10 years. In view of the above, the RFB, in the use of its powers, decided on March 13, 2024, through executive declaratory act number 024213308, to recognize the right to a 75% reduction in income tax and the additional taxes referred to in Article 1 of Provisional Measure No. 2,199-14, of August 24, 2001, calculated on the basis of operating profit, for the legal entity Rumo Malha Norte.

RUMO'S JOINT VENTURE WITH CHS FOR NEW TERMINAL IN SANTOS

On March 25, 2024, the companies Rumo S.A. and EMBRAPORT - Empresa Brasileira de Terminais Portuários S.A. (“EMBRAPORT”) signed a binding agreement for the implementation of a new port terminal for handling grains and fertilizers in the port of Santos. The estimated investment for the construction of the Terminal is R$2,500,000 and will be financed with loans, in addition to potential strategic partnerships.

On August 7, 2024, as announced to the market, the subsidiary Rumo signed a strategic partnership for the development of the new port terminal.

Rumo and CHS Agronegócio – Indústria e Comércio Ltda. (“CHS”), a subsidiary of CHS Inc., entered into a binding agreement to create a joint venture that will implement the new Terminal, located in the area of EMBRAPORT, a company part of DP World Limited.

The Terminal will have the capacity to handle up to 12.5 million tons per year, of which 9 million tons will be grain and 3.5 million tons fertilizer. The start of construction is subject to compliance with conditions precedent, such as environmental licensing and legal and regulatory approvals.

CONCLUSION PRICE ADJUSTMENT FOR THE SALE OF ELEVAÇÕES PORTUÁRIAS S.A.

On April 30, 2024, CLI SUL S.A. (“CLI SUL”) completed the process of incorporating Elevações Portuárias S.A. (“EPSA”), after obtaining the necessary regulatory approvals. As a result of this corporate reorganization, Rumo received R$168,855 from CLI SUL on the same date. This amount refers to the additional acquisition price that CLI SUL undertook to pay Rumo, under the terms of the share purchase agreement signed between the parties on July 15, 2022, and corresponds to 20% of the outstanding balance of the acquisition financing, plus accrued interest and other charges, less the cash held by CLI SUL.

After the merger, CLI SUL's shareholders became Corredor Logística e Infraestrutura S.A. (“CLI”) and Rumo, with the shareholding split remaining at 80% for CLI and 20% for Rumo.

29

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

ADDENDUM TO THE RUMO MALHA PAULISTA CONCESSION CONTRACT

On May 28, 2024, the subsidiary Rumo signed with the Federal Government, through the National Land Transport Agency (“ANTT”), the 6th Amendment to the Concession Agreement of the indirect subsidiary Rumo Malha Paulista.

In order to update the Book of Obligations, the indirect subsidiary Rumo Malha Paulista will need to restore the economic and financial balance of the contract in an amount estimated at approximately R$1,170,000, of which R$500,000 will be converted into investments in its railway network and the rest will be paid in 4 annual installments of R$167,500. The value of each annual installment will be adjusted by the accumulated variation of the IPCA between June 2023 and two months prior to the date of actual payment.

SALE OF SHARES IN TERMINAL XXXIX

On May 29, 2024, the subsidiary Rumo entered into a share purchase agreement, selling 50% of its equity stake in Terminal XXXIX de Santos S.A. (“T-XXXIX”) to a consortium formed between Bunge Alimentos S.A. and Zen-noh Grain Corporation, as disclosed in a material fact on the same date.

The sale of the stake in T-XXXIX represents a move towards financial discipline and capital recycling, strengthening the company's cash position so that it can concentrate its efforts on projects that support the ongoing capacity increase program and strengthen the structural competitiveness of the rail modal.

The effectiveness of the operation depends on compliance with the binding conditions set out in the instrument, which has not yet occurred as of December 31, 2024.

EARLY REDEMPTION OF DEBENTURES - RUMO MALHA PAULISTA S.A.

On June 26, 2024, the indirect subsidiary Rumo Malha Paulista made the optional early redemption of R$757,944, the total amount of the first series of the 2nd issue of simple debentures, not convertible into shares, of the unsecured type.

On redemption, the debenture holders received: (a) the balance of the nominal unit value of the debentures of the first series; (b) the remuneration of the first series, calculated pro rata temporis, since June 17, 2024; and (c) a premium of 0.25% on the redemption value, multiplied by the remaining term of the debentures.

On August 29, 2024, Rumo Malha Paulista made the optional early redemption of R$790,084, the total amount of the 3rd issue of simple debentures, not convertible into shares.

On redemption, the debenture holders received: (a) the balance of the nominal unit value of the first series debentures; (b) the remuneration of the first series, calculated pro rata temporis, from April 15, 2024 until the date of the optional early redemption; and (c) a premium of 0.30% on the redemption value, multiplied by the remaining term of the debentures.

PROVISION OF ASSET WRITE-OFFS AND IMPAIRMENT LOSS OF RUMO MALHA SUL

In the second quarter of 2024, Rio Grande do Sul was impacted by extreme weather events, which damaged the railway infrastructure of the indirect subsidiary Rumo Malha Sul S.A. (“Rumo Malha Sul”).

Given this context, and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management brought forward the recoverability test of Rumo Malha Sul's permanent assets (fixed assets, intangibles and rights of use). Considering the climatic events and their impact on the term of use of the assets, Rumo made a provision of R$2,967,202 see Note 11.1. In addition, a provision was recognized to write off the residual value of the assets in the amount of R$182,041.

30

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

RADAR

SALES OF AGRICULTURAL PROPERTIES

During 2024, Radar segment subsidiaries made the following sales of rural properties:

Company	Date	Farm	City / State	Hectares	Crop	Value
Jequitibá	07/19/2024	Vista Alegre	Araçatuba - SP	3,124	Sugarcane	213,000
Esus Brasil	10/03/2024	Santo Antônio	Martinópolis - SP	3,399	Sugarcane	172,000
Duguetiapar	10/08/2024	São Jorge	Paraguaçú Paulista - SP	579	Sugarcane	37,093
Duguetiapar	10/15/2024	Ipiranga	Echaporâ - SP	567	Sugarcane	34,907
Tellus Bahia	11/29/2024	Grão de Ouro	Correntina - BA	6,883	Grains	393,500
Nova Santa Bárbara	12/20/2024	Monte Belo	Monte-Mor - SP	782	Sugarcane	64,840
Nova Amaralina	12/20/2024	Santo Antônio	Monte-Mor - SP	24	Sugarcane	1,950
Nova Amaralina	12/20/2024	Capuava	Santa Bárbara D'Oeste - SP	76	Sugarcane	8,210
Terrainvest	12/23/2024	São Luiz	Dois Córregos - SP	46	Sugarcane	7,157
						932,657

RAÍZEN

EXCLUSION OF ICMS FROM THE CALCULATION BASIS OF PIS AND COFINS

On April 10, 2024, the jointly controlled subsidiary Raízen, through the subsidiary Blueway Trading Importação e Exportação S.A. (“Blueway”), obtained the RFB's approval of the tax credit request, determining the exclusion of ICMS from the Programa de Integração Social (“PIS”) and Contribuição para Financiamento da Seguridade Social (“COFINS”) calculation basis in the amount of R$1,824,019, which impacted the equity income for the year by R$563,075.

DISTRIBUTION OF RAÍZEN DIVIDENDS

On July 30, 2024, the Board of Directors of the joint subsidiary Raízen approved the distribution of additional dividends in the amount of R$103,488. The amount declared corresponds entirely to dividends in the total amount of R$0.01001412421 per share, excluding treasury shares. The additional dividends herein declared will be paid by the company in a single installment, until the end of the fiscal year ending on March 31, 2025.

IMPACT OF INTERNATIONAL CONFLICTS

The Company continues to monitor the impacts of the war in Ukraine, as well as the unfolding of the conflict in the Middle East, as these are far-reaching events on the global economy and, therefore, on companies' financial reports.

The consequences of the war on the Financial Statements, mainly considering the impacts on key judgments and significant estimates, in addition to the operations that may be affected, are:

  Volume of fertilizers transported;
  Sugarcane production, due to unfavorable conditions for obtaining fertilizer;
  Increase in oil prices, as a result of a more limited supply of Russian oil, may lead to a decrease in our margins and pressure on the costs of acquiring basic inputs, such as diesel oil;
  Debt and third-party capital for our financing and investment activities, impacted by the measures of the Brazilian government and the Central Bank of Brazil to contain inflation, such as the increase in the basic interest rate;
  Acquisition of railroad tracks by Rumo: although Rumo is able to obtain railroad tracks from other non-Russian suppliers, the prices charged and the terms required by these suppliers may be unfavorable in relation to the commercial conditions practiced in the past.

Up until now, there have been no impacts on the annual financial statements. The Cosan Group will continue to monitor the facts about the conflicts, with a view to potential impacts on the business and, consequently, on the financial statements.

31

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

2.2 NEW DEBTS

Segment / Modalities	Date	Incidence of interest	Index	Funding costs	Value	Maturity
Cosan Corporate
Senior Notes	02/16/2024	Six-monthly	7.25% p.a.	20,408	2,982,600	06/27/2031
Loan 4131(i)	02/16/2024	Six-monthly	6.60% p.a.	—	2,982,600	06/27/2031
Debentures	06/28/2024	Six-monthly	CDI + 1.00% p.a.	2,563	725,000	06/28/2029
Debentures	06/28/2024	Six-monthly	CDI + 1.50% p.a.	2,706	725,000	06/28/2034
Debentures	10/18/2024	Six-monthly	DI + spread 0.50% p.a.	5,554	1,500,000	01/08/2028
Debentures	10/18/2024	Six-monthly	DI + spread 0.72% p.a.	1,891	500,000	01/08/2030
Debentures	10/18/2024	Six-monthly	DI + spread 1.30% p.a.	1,922	500,000	01/08/2035
Compass
Debentures	02/29/2024	Six-monthly	DI + spread 0.80% p.a.	2,196	1,500,000	03/15/2029
Debentures	03/15/2024	Six-monthly	CDI + 1.08% p.a.	5,173	1,500,000	03/15/2029
Loan 4131	03/21/2024	Yearly	4.88% p.a.	—	423,393	03/31/2025
Debentures	07/16/2024	Six-monthly	IPCA + 6.38% p.a.	25,995	750,000	07/15/2034
Debentures	07/16/2024	Six-monthly	IPCA + 6.45% p.a.	35,733	750,000	07/15/2039
Debentures	10/10/2024	Six-monthly	CDI + 1.20% p.a.	468	235,000	10/10/2025
Moove
Export Prepayment	06/14/2024	Six-monthly	SOFR-06 + 1.30%	—	536,240	06/14/2027
Credit Note	06/14/2024	Yearly	SOFR + 1.30%	—	269,456	06/14/2027
Working capital	06/14/2024	Quarterly	SONIA + 1.30%	—	242,396	06/01/2026
Rumo
Debentures	03/25/2024	Six-monthly	IPCA + 5.79% p.a.	20,739	532,243	03/15/2034
Debentures	03/25/2024	Six-monthly	IPCA + 5.92% p.a.	36,552	667,757	03/15/2039
Debentures	06/26/2024	Six-monthly	IPCA + 6.42% p.a.	20,869	547,950	06/26/2034
Debentures	06/26/2024	Six-monthly	IPCA + 6.53% p.a.	8,218	156,050	06/26/2039
Debentures	08/29/2024	Six-monthly	IPCA + 6.05% p.a.	31,837	800,000	08/29/2036

(i)                  Debt offset with assets in the balance sheet, see note 5.4 (e)

3. STATEMENT OF COMPLIANCE AND MATERIAL ACCOUNTING POLICIES

3.1 STATEMENT OF COMPLIANCE

These individual and consolidated financial statements were prepared and are being presented in accordance with Brazilian accounting practices, which include the Brazilian Corporate Law, the rules of the Brazilian Securities Commission ("CVM"), and the pronouncements of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis ("CPC")), as well as international accounting standards (International Financial Reporting Standards, or "IFRS") issued by the International Accounting Standards Board (“IASB”).

The presentation of individual and consolidated Value-Added Statements (“VAS”) is required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies CPC 09 – Value Added Statements. The IFRS standards do not require the presentation of this statement. As a result, under the IFRS, this statement is presented as supplementary information, notwithstanding the financial statements as a whole.

Only the material information in the financial statements is hereby disclosed, and it corresponds to that used by Management in its management.

These financial statements were authorized for issue by the Board of Directors on March 10, 2025.

32

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

3.2 MATERIAL ACCOUNTING POLICIES

The accounting policies are included in the notes, except for those described below:

FUNCTIONAL CURRENCY AND FOREIGN CURRENCY

The individual and consolidated financial statements are presented in Reais, which is the functional currency of the Company, its subsidiaries and joint ventures in Brazil, because it is the currency of the primary economic environment in which they operate, consume, and generate resources. The main functional currencies of the subsidiaries located outside Brazil are the US Dollar, the Euro or the Pound Sterling. Unless otherwise specified, all balances have been rounded to the nearest thousand.

Monetary assets and liabilities denominated and calculated in foreign currencies at the financial position date are converted into the functional currency using the current foreign exchange rate. Non-monetary assets and liabilities measured at fair value in a foreign currency are converted into the functional currency using the foreign exchange rate in effect on the date the fair value was determined. Foreign currency differences resulting from conversions are generally accounted for in profit or loss. Non-monetary items measured in a foreign currency based on historical cost are converted at the foreign exchange rate on the transaction date.

Assets and liabilities arising from international operations, including goodwill and fair value adjustments resulting from the acquisition, are converted into Reais at the financial position date. Income and expenses from international operations are converted into Reais using the foreign exchange rates in effect on the dates of the transactions.

Foreign currency differences arising from translation into the presentation currency are recognized in other comprehensive income and accumulated in other components of equity. If the subsidiary is not wholly owned, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.

When a foreign entity is disposed of, either totally or partially, and the Company loses control, significant influence or joint control over it, the accumulated amount of exchange variations related to that entity is reclassified to profit or loss as part of the gain or loss on disposal. If the disposal is partial and the Company retains control over the subsidiary, the proportion of the accumulated amount is attributed to the non-controlling interest. If the disposal is partial of an associate or joint venture, and the Company retains significant influence or joint control, the proportion of the accumulated amount is reclassified to profit or loss.

The following table shows the exchange rate, expressed in Reais, for the years indicated, as informed by the Central Bank of Brazil (“BACEN”):

Currency	12/31/2024	12/31/2023
Dollar (U.S.$)	BRL 6.19	BRL 4.84
Pound Sterling (£)	BRL 7.76	BRL 6.16
Euro (€)	BRL 6.44	BRL 5.35
Yene (¥)	BRL 0.04	BRL 0.03

USE OF JUDGMENTS AND ESTIMATES

In preparing these financial statements, Management used judgments and estimates that affect the application of the Cosan Group's accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Underlying estimates and assumptions are continually reviewed and recognized prospectively, when applicable. Information on critical judgments, assumptions, and estimates of uncertainties in the application of accounting policies that have a more significant effect on the amounts recognized in the financial statements are included in the following notes:

33

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

  Note 5 – Other financial liabilites
  Note 5.5 – Leases
  Note 5.7 – Trade receivables
  Note 5.10 – Sectorial financial assets and liabilities
  Note 5.11 – Fair value measurement
  Note 9.2 – Acquisition of subsidiaries
  Note 9.4 (b) – Impairment test of investment in Vale
  Note 10 – Investments in joint venture
  Notes 11.1 and 11.2 – Fixed assets, intangible assets and goodwill
  Notes 11.5 – Investment properties
  Note 12 – Commitments
  Note 15 – Income tax and social contribution
  Note 16 – Provision for lawsuits and judicial deposits
  Note 23 – Post-employment benefits
  Note 24 – Share-based payment

 3.3 ACCOUNTING IMPACTS RELATED TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES (“ESG”)

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 - Climate-related Disclosures, which provide new disclosure requirements on, respectively, sustainability-related risks and opportunities and specific climate-related disclosures.

The Company is taking the necessary measures to comply with the standard, the adoption of which is required for financial years beginning on or after January 1, 2026, in accordance with CVM Resolution 193, issued in October 2023.

Governance

To assist the Company's Management in relation to socio-environmental and climate issues, since 2021, the Sustainability Committee has been established, supported by Cosan's Sustainability area and the Sustainability Commission, at the tactical level, aiming at aligning the agenda and greater integration with the portfolio's investees. Thus, the management of the agenda is supervised directly by the Board of Directors (“BoD”) with reports made by the Sustainability Committee.

The governance model related to these issues is structured to encompass the integration of ESG (environmental, social and governance) criteria into business strategy, risk management and decision-making, ensuring that value creation is aligned with stakeholder expectations and in compliance with applicable regulations.

34

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

This governance structure also takes into account Cosan's Sustainability Policy, approved by the Board of Directors, which aims to bring together guidelines for sustainable business management, covering the practices that consolidate the environmental and social governance model, such as risk management, associated impacts and internal and external engagement.

The Sustainability Committee is the body responsible for monitoring ESG strategy, commitments and targets, as well as promoting broad debate on trends related to the topic, such as climate change, diversity and inclusion, and stakeholder engagement. The Board of Directors assesses the impacts of the Company and its subsidiaries on society and the environment when approving the strategies of their respective businesses and acts to maintain the alignment of policies, risk management and best practices in all the businesses it controls, guaranteeing the necessary autonomy for the portfolio companies. The Sustainability Committee reports to the Board of Directors on the company's progress related to sustainability and compliance with the ESG Vision 2030 plan.

The Sustainability Committee is responsible for implementing and monitoring the commitments and targets made, monitoring the process of integrating the climate risk agenda and promoting debate on trends in the ESG agenda.

In order to align the interests of employees and executives with the Company's socio-environmental and climate objectives and challenges, the annual variable remuneration is made up of a pool of ESG targets that includes Cosan's performance in indexes and the evolution of the portfolio's climate agenda. This pool also considers the Group's information security maturity, as well as Internal Controls maturity - the total of these initiatives represents 10% of the Company's total target panel.

ESG targets are also taken into account in the long-term remuneration of senior management, with challenges linked to the performance of indices and ratings over the contracted years.

In this way, we ensure that the management of socio-environmental and climate issues is linked to the business strategy and is prioritized in the Company's annual agenda.

Strategy

Cosan's socio-environmental and climate strategy is guided by the “ESG Vision 2030”, a document launched in 2022, which brings together objectives and drivers to advance the strategic initiatives, actions and performance of the entire Group for the coming years.

The document is linked to the 5 material themes for Cosan and transversal to the companies in the portfolio, which underwent a review process in 2024, following the concept of double materiality and in order to revisit the strategy, as well as guaranteeing compliance with future regulatory demands.

After the process which involved interviews with various internal and external stakeholders, the materiality consists of the following themes which are worked on within the scope of risk and opportunity management:

  Governance and Transparency
  Climate Change
  Diversity, Equity and Inclusion
  Security
  Positive Social Impact

Risk management

In recent years, we have dedicated significant efforts to improving our corporate risk matrix, identifying and detailing climate risks and opportunities and understanding their impacts on our planning and strategy.

The resilience of our strategy is linked to a set of risks which, within Cosan, are classified according to their nature into (a) strategic, (b) financial, (c) compliance, and (d) operational, depending on the area(s) of the organization that are affected by the events; and their origin (internal or external).

To improve climate risk management, we have developed a specific matrix for each company. These matrices were integrated into both the general risk matrix of each business and, in a consolidated manner, into Cosan's matrix.

The governance of Cosan's climate change theme ensures that the climate risks and opportunities identified are properly incorporated and managed throughout our organizational structure.

35

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Along with the opportunities provided by the solutions and actions in our portfolio to drive the energy transition, we are also susceptible to risks arising from climate change. We seek to strengthen climate change mitigation measures in our business by setting emission reduction targets and investing in cleaner and more efficient technologies.

Over the past few years, we have improved the process of identifying, assessing and managing risks and opportunities related to climate change throughout the company, following the recommendations of the Task force on Climate-related Financial Disclosures (“TCFD”). The management of climate risks in each business is aligned with Cosan's risk management guidelines, covering stages that include the identification of risks and opportunities, the prioritization of identified risks, the implementation of mitigation measures and continuous monitoring.

Metrics and targets

The selection of indicators and the establishment of commitments, with the monitoring of the respective governance bodies, are fundamental for the management and monitoring of risks and opportunities related to Cosan's material topics. These indicators and commitments are defined to mitigate the risks identified and take advantage of the opportunities aligned with the Company's strategy, covering areas such as security (physical and cyber), Diversity, Equity and Inclusion (DEI), Corporate Governance and Transparency.

Debt contracts with ESG clauses

The Senior Notes due 2028 was the first Green issue in the freight railroad sector in Latin America. The subsidiary Rumo is committed to using the funds to finance, in whole or in part, ongoing and future projects that contribute to the promotion of a low-carbon and resource-efficient transportation sector in Brazil. Eligible projects are distributed in the areas of: (i) acquisition, replacement and updating of rolling stock; (ii) infrastructure for duplication of railroad stretches, new yards and extensions of yards; and (iii) modernization of the railroad. Rumo issues an annual report showing the progress of the projects, available on the investor relations page.

The Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs) with the sustainable goal of reducing greenhouse gas emissions by 17.6% by 2026 per ton per useful kilometer (TKU), with a starting point of December 2020. The subsidiary Rumo is subject to a step-up of 25 basis points from July 2027 if it fails to meet this target, which would increase the interest rate to 4.45% p.a.

The 2nd Debenture of the indirect subsidiary Malha Paulista is linked to the sustainable goal of reducing greenhouse gas emissions per ton of useful kilometer (TKU) by 15% by 2023, with the base date of December 2019 as the starting point. Compliance with the condition for the rate step-down was verified based on Rumo's Annual Sustainability Report (“ASR”), so the Company benefited from a step-down of 25 basis points, making the cost of the 2nd series IPCA + 4.52%.

The 17th Debenture of the subsidiary Rumo is linked to the sustainable goal of reducing (i) 17.6% of the tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026; and (ii) 21.6% by 2030, with 2020 as the reference year. The company is subject to a step-up of 25 basis points in the 1st series and 20 basis points in the 2nd series if the SKPI is not reached in 2026 and an increase of 5 basis points in the 2nd series if the SKPI is not reached in 2030.

On November 1, 2023, the subsidiary Compass issued simple, non-convertible, unsecured debentures in the amount of R$1,736,385 with semi-annual remuneration equivalent to CDI + 1.55% p.a. and maturities on November 1, 2029 (50%) and November 1, 2030. The funds obtained from the issue will be used for investments and reinforcement of working capital.

This 2nd issue of debentures is linked to ESG targets of:

  Distributed volume of biomethane (thousands of m³): Increase by 250 times the daily volume distributed in 2022 until 2027, reaching 0.25mln/m³ day;
  Diversity in Leadership Positions: Reach 47% of people in leadership made up of Diversity Groups by 2027.

The Compass subsidiary will suffer a step-up of 12.5 basis points for each target that is not met, which would increase the rate from April 2028 (verification date) to up to CDI + 1.80% p.a. The company carried out an assessment on December 31, 2024 and found no evidence of this aspect, as the targets were met.

36

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

  Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (iv) production and commercialization of other product from renewable sources (solar energy and biogas), (v) production, marketing, origination and trading of sugar and (vi) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
  Compass: its main activities are: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: operates in the production, formulation and distribution of high-performance lubricants, base oils and specialties with headquarters in Brazil and operates in 11 countries in South America, North America, and Europe. It blends, distributes, and sells products under Mobil and proprietary brands for different end-markets including industrial, commercial and passenger/cargo vehicles.
  Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high potential for appreciation, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

  Cosan Corporate: represents the reconciliation of Cosan’s corporate structure, which is composed of: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating income), including pre-operational investments; (ii) equity income from investments; and (iii) financial result attributed to cash and debts of the controlling company, intermediary holding companies (Cosan Oito, Cosan Nove and Cosan Dez) and offshore financial companies, and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specialized in technologic innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of Joint Venture”.

37

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of profit or loss
Net sales	251,198,776	18,383,448	10,248,369	13,936,389	1,441,809	2,160	(251,198,776)	(61,433)	43,950,742
Cost of sales	(237,636,637)	(14,706,965)	(7,309,994)	(7,533,536)	(746,956)	(43)	237,636,637	61,433	(30,236,061)
Gross profit	13,562,139	3,676,483	2,938,375	6,402,853	694,853	2,117	(13,562,139)	—	13,714,681
Selling expenses	(6,634,623)	(195,472)	(1,331,412)	(49,006)	—	—	6,634,623	—	(1,575,890)
General and administrative expenses	(3,020,473)	(818,420)	(921,196)	(661,678)	(73,201)	(370,787)	3,020,473	—	(2,845,282)
Other operating income (expenses), net	2,029,354	858,402	84,081	(146,740)	1,265,098	(511,007)	(2,029,354)	—	1,549,834
Impairment	—	(6,155)	—	(3,149,245)	—	—	—	—	(3,155,400)
Impairment in associate	—	—	—	—	—	(4,672,396)	—	—	(4,672,396)
Interest in earnings (losses) of subsidiaries and associates	(235,631)	154,487	—	40,348	21,531	3,509,443	235,631	(2,006,778)	1,719,031
Interest in earnings (losses) of joint ventures	—	—	—	(7,445)	—	(1,222,535)	—	—	(1,229,980)
Finance result	(7,273,308)	(854,169)	(181,139)	(2,577,844)	27,756	(5,164,321)	7,273,308	—	(8,749,717)
Finance expense	(4,741,898)	(1,587,619)	(182,407)	(3,242,246)	(27,130)	(2,597,714)	4,741,898	—	(7,637,116)
Finance income	995,444	977,905	129,175	1,102,136	54,886	391,797	(995,444)	—	2,655,899
Foreign exchange variation, net	(4,974,022)	(578,412)	(212,224)	(1,455,848)	—	(3,494,875)	4,974,022	—	(5,741,359)
Derivatives	1,447,168	333,957	84,317	1,018,114	—	536,471	(1,447,168)	—	1,972,859
Income taxes	(1,102,531)	(966,578)	(194,579)	(800,485)	(130,285)	(1,098,595)	1,102,531	—	(3,190,522)
Profit (loss) for the year from continuing operations	(2,675,073)	1,848,578	394,130	(949,242)	1,805,752	(9,528,081)	2,675,073	(2,006,778)	(8,435,641)
Profit for the year from discontinued operations, net of tax	—	273,875	—	—	—	241,010	—	(241,010)	273,875
Net profit for the year	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)

Profit (loss) attributable to:
Owners of the Company	(2,732,286)	1,730,597	275,921	(291,680)	532,950	(9,423,795)	2,732,286	(2,247,788)	(9,423,795)
Non-controlling interest	57,213	391,856	118,209	(657,562)	1,272,802	136,724	(57,213)	—	1,262,029
	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)

Other selected data
Depreciation and amortization	10,036,600	1,088,610	460,391	2,303,380	273	15,929	(10,036,600)	—	3,868,583
EBITDA	15,737,366	5,031,810	1,230,239	4,732,467	1,908,554	(3,008,226)	(15,737,366)	(2,247,788)	7,647,056
Additions to fixed assets, intangible assets and contract assets	12,349,347	2,135,908	186,040	5,492,724	6,414	13,435	(12,349,347)	—	7,834,521
Reconciliation of EBITDA
Profit (loss) for the year	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)
Income taxes	1,102,531	966,578	194,579	800,485	130,285	1,098,595	(1,102,531)	—	3,190,522
Finance result	7,273,308	854,169	181,139	2,577,844	(27,756)	5,164,321	(7,273,308)	—	8,749,717
Depreciation and amortization	10,036,600	1,088,610	460,391	2,303,380	273	15,929	(10,036,600)	—	3,868,583
EBITDA	15,737,366	5,031,810	1,230,239	4,732,467	1,908,554	(3,008,226)	(15,737,366)	(2,247,788)	7,647,056

38

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of profit or loss
Net sales	221,693,298	17,767,327	10,078,626	10,937,716	743,411	2,709	(221,693,298)	(61,292)	39,468,497
Cost of sales	(202,926,764)	(14,256,031)	(7,359,606)	(6,838,433)	(153,470)	(3,648)	202,926,764	61,292	(28,549,896)
Gross profit	18,766,534	3,511,296	2,719,020	4,099,283	589,941	(939)	(18,766,534)	—	10,918,601
Selling expenses	(5,773,538)	(164,399)	(1,144,957)	(40,658)	—	(556)	5,773,538	—	(1,350,570)
General and administrative expenses	(2,815,532)	(788,015)	(645,634)	(559,973)	(74,355)	(459,997)	2,815,532	—	(2,527,974)
Other operating income (expenses), net	1,968,248	607,226	(336)	(100,780)	2,253,803	1,164,464	(1,968,248)	—	3,924,377
Interest in earnings of subsidiaries and associates	(219,896)	178,978	—	75,333	20,015	2,647,255	219,896	(2,571,182)	350,399
Interest in earnings of joint ventures	—	—	—	1,266	—	1,694,679	—	—	1,695,945
Finance result	(5,962,849)	(730,954)	(319,136)	(2,555,382)	30,798	(4,322,353)	5,962,849	—	(7,897,027)
Finance expense	(6,241,261)	(1,658,582)	(242,751)	(3,621,093)	(6,776)	(5,808,228)	6,241,261	—	(11,337,430)
Finance income	797,560	1,283,024	116,408	1,190,685	37,577	400,440	(797,560)	—	3,028,134
Foreign exchange variation, net	1,240,924	152,592	(155,618)	368,259	(3)	1,412,208	(1,240,924)	—	1,777,438
Derivatives	(1,760,072)	(507,988)	(37,175)	(493,233)	—	(326,773)	1,760,072	—	(1,365,169)
Income taxes	(1,936,598)	(859,311)	(332,090)	(197,174)	(147,636)	1,261,785	1,936,598	—	(274,426)
Profit (loss) for the year from continuing operations	4,026,369	1,754,821	276,867	721,915	2,672,566	1,984,338	(4,026,369)	(2,571,182)	4,839,325
Profit for the year from discontinued operations, net of tax	—	45,419	—	—	—	20,384	—	(20,384)	45,419
Net profit for the year	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744

Profit (loss) attributable to:
Owners of the Company	3,863,605	1,410,630	193,888	218,886	768,162	1,094,391	(3,863,605)	(2,591,566)	1,094,391
Non-controlling interest	162,764	389,610	82,979	503,029	1,904,404	910,331	(162,764)	—	3,790,353
	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744

Other selected data
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,290,140	1,201,865	5,650,305	2,789,679	5,080,717	(19,997,104)	(2,591,566)	16,421,140
Additions to fixed assets, intangible assets and contract assets	11,396,056	2,317,889	177,971	3,689,877	39,892	42,333	(11,396,056)	—	6,267,962
Reconciliation of EBITDA
Profit (loss) for the year	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744
Income taxes	1,936,598	859,311	332,090	197,174	147,636	(1,261,785)	(1,936,598)	—	274,426
Finance result	5,962,849	730,954	319,136	2,555,382	(30,798)	4,322,353	(5,962,849)	—	7,897,027
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,290,140	1,201,865	5,650,305	2,789,679	5,080,717	(19,997,104)	(2,591,566)	16,421,140

39

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	9,962,864	5,271,256	753,347	7,461,618	33,041	3,384,280	(9,962,864)	—	16,903,542
Marketable securities	1,337,706	1,074,806	303,492	812,795	251,267	943,941	(1,337,706)	—	3,386,301
Trade receivables	11,053,414	1,804,823	1,164,422	583,349	443,140	—	(11,053,414)	—	3,995,734
Derivative financial instruments	17,070,322	356,589	151,926	1,647,977	—	1,642,836	(17,070,322)	—	3,799,328
Inventories	17,435,862	252,220	1,538,105	282,580	—	—	(17,435,862)	—	2,072,905
Sectorial financial assets	—	731,642	—	—	—	—	—	—	731,642
Other financial assets	87,966	3,820	675	—	—	—	(87,966)	—	4,495
Other current assets	10,611,882	592,317	288,376	1,040,439	72,089	3,786,460	(10,611,882)	(2,112,993)	3,666,688
Other non-current assets	15,784,732	1,810,491	241,816	3,421,143	24,870	2,901,292	(15,784,732)	(160,256)	8,239,356
Investments in subsidiaries and associates	—	1,277,955	—	280,865	92,166	24,235,118	—	(15,207,538)	10,678,566
Investments in joint ventures	2,012,536	—	—	41,121	—	10,503,923	(2,012,536)	—	10,545,044
Biological assets	3,596,878	—	—	—	—	—	(3,596,878)	—	—
Investment property	—	—	—	—	16,818,919	—	—	—	16,818,919
Contract assets	2,806,284	1,110,463	4,367	—	—	—	(2,806,284)	—	1,114,830
Right-of-use assets	9,549,136	1,581,601	316,762	8,039,779	3,053	17,556	(9,549,136)	—	9,958,751
Property, plant and equipment	37,503,618	1,620,505	911,277	20,435,467	17	51,750	(37,503,618)	—	23,019,016
Intangible assets and goodwill	9,472,002	16,761,631	3,013,392	6,545,890	—	9,872	(9,472,002)	—	26,330,785
Loans, borrowings and debentures	(52,781,598)	(14,449,033)	(3,558,575)	(19,123,218)	—	(29,324,600)	52,781,598	—	(66,455,426)
Derivative financial instruments - liabilities	(14,464,530)	(389,778)	(57,347)	(1,918,204)	—	(1,104,875)	14,464,530	—	(3,470,204)
Trade payables	(20,042,646)	(1,650,748)	(1,735,704)	(1,777,918)	(20,549)	(2,930)	20,042,646	—	(5,187,849)
Employee benefits payables	(1,096,336)	(253,655)	(140,553)	(376,475)	—	(43,324)	1,096,336	—	(814,007)
Sectorial financial liabilities	—	(2,040,239)	—	—	—	—	—	—	(2,040,239)
Other current liabilities	(9,327,070)	(2,876,023)	(428,437)	(1,252,805)	(135,410)	(905,820)	9,327,070	1,628,676	(3,969,819)
Leases	(11,988,100)	(2,122,306)	(327,517)	(4,032,188)	(3,281)	(24,461)	11,988,100	—	(6,509,753)
Other non-current liabilities	(14,143,270)	(3,735,956)	(548,995)	(7,177,061)	(580,129)	(2,022,675)	14,143,270	644,573	(13,420,243)
Total assets (net of liabilities) allocated by segment	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
Total assets	148,285,202	34,250,119	8,687,957	50,593,023	17,738,562	47,477,028	(148,285,202)	(17,480,787)	141,265,902

Shareholders’ equity attributable to:
Owners of the Company	23,864,556	4,091,601	1,326,385	4,477,643	5,311,909	10,903,764	(23,864,556)	(15,207,538)	10,903,764
Non-controlling interest	577,096	2,640,780	564,444	10,457,511	11,687,284	3,144,579	(577,096)	—	28,494,598
Total shareholders’ equity	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
40

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	7,915,876	3,931,532	773,552	7,233,993	39,946	2,679,458	(7,915,876)	—	14,658,481
Marketable securities	349,584	800,267	77,814	1,396,107	239,361	990,412	(349,584)	—	3,503,961
Trade receivables	13,438,430	1,550,973	1,101,854	556,298	234,801	710	(13,438,430)	—	3,444,636
Derivative financial instruments - assets	10,888,050	175,655	—	1,561,493	—	809,651	(10,888,050)	—	2,546,799
Inventories	17,310,692	292,335	1,284,773	215,605	—	1	(17,310,692)	—	1,792,714
Sectorial financial assets	—	548,700	—	—	—	—	—	—	548,700
Other financial assets	103,774	2,423	690	—	—	—	(103,774)	—	3,113
Other current assets	8,478,292	1,553,524	193,836	841,417	375,716	3,152,651	(8,478,292)	(1,106,687)	5,010,457
Other non-current assets	13,957,596	1,166,991	209,823	3,528,375	14,378	3,832,013	(13,957,596)	(180,880)	8,570,700
Investments in subsidiaries and associates	—	1,630,124	2	312,302	88,656	32,792,891	—	(17,212,606)	17,611,369
Investments in joint ventures	1,321,982	—	—	48,566	—	11,693,876	(1,321,982)	—	11,742,442
Biological assets	3,818,316	—	—	—	—	—	(3,818,316)	—	—
Investment property	—	—	—	—	15,976,126	—	—	—	15,976,126
Contract assets	3,108,696	1,041,421	10,684	—	—	—	(3,108,696)	—	1,052,105
Right-of-use assets	9,645,522	1,588,292	195,953	7,703,754	3,319	22,200	(9,645,522)	—	9,513,518
Property, plant and equipment	30,144,420	1,255,012	755,955	19,176,386	24	52,597	(30,144,420)	—	21,239,974
Intangible assets and goodwill	9,677,254	13,299,255	2,679,983	6,664,143	—	6,906	(9,677,254)	—	22,650,287
Loans, borrowings and debentures	(39,634,986)	(10,017,150)	(2,207,028)	(18,964,841)	—	(25,715,635)	39,634,986	—	(56,904,654)
Derivative financial instruments	(7,870,706)	(360,784)	(742)	(1,471,795)	—	(1,581,824)	7,870,706	—	(3,415,145)
Trade payables	(20,150,654)	(1,534,041)	(1,494,568)	(1,084,931)	(68,422)	(2,563)	20,150,654	—	(4,184,525)
Employee benefits payables	(966,452)	(301,560)	(147,313)	(318,550)	—	(61,906)	966,452	—	(829,329)
Sectorial financial liabilities	—	(1,810,698)	—	—	—	—	—	—	(1,810,698)
Other current liabilities	(10,642,734)	(1,703,128)	(336,080)	(1,583,216)	(182,298)	(1,239,688)	10,642,734	571,201	(4,473,209)
Leases	(11,304,874)	(1,636,943)	(198,964)	(3,406,843)	(3,502)	(29,542)	11,304,874	—	(5,275,794)
Other non-current liabilities	(12,284,662)	(2,678,578)	(580,103)	(6,537,271)	(543,490)	(2,367,850)	12,284,662	716,444	(11,990,848)
Total assets (net of liabilities) allocated by segment	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180
Total assets	130,158,484	28,836,504	7,284,919	49,238,439	16,972,327	56,033,366	(130,158,484)	(18,500,173)	139,865,382

Shareholders’ equity attributable to:
Owners of the Company	26,561,384	5,798,294	1,624,273	4,766,403	5,023,574	20,955,291	(26,561,384)	(17,212,528)	20,955,307
Non-controlling interest	742,032	2,995,328	695,848	11,104,589	11,151,041	4,079,067	(742,032)	—	30,025,873
Total shareholders’ equity	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180

41

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

4.1 NET SALES TO EXTERNAL CUSTOMERS BY PRODUCTS/CUSTOMER TYPE

	12/31/2024	12/31/2023
Reported segment
Raízen
Ethanol	25,567,836	23,312,258
Sugar	38,019,072	29,070,524
Gasoline	67,097,828	66,267,702
Diesel	102,834,016	90,281,586
Cogeneration	7,271,246	3,724,090
Other	10,408,778	9,037,138
	251,198,776	221,693,298
Compass
Natural gas distribution
Industrial	11,984,101	11,411,212
Residential	2,331,262	2,202,348
Cogeneration	511,997	710,288
Automotive	485,947	592,917
Commercial	873,384	820,685
Construction revenue	1,602,284	1,494,142
Other	594,473	535,735
	18,383,448	17,767,327
Moove
Finished product	8,794,520	8,520,267
Base oil	630,349	765,408
Services	823,500	792,951
	10,248,369	10,078,626
Rumo
North operations	11,096,559	8,346,314
South operations	2,154,493	2,032,703
Container operations	685,337	558,699
	13,936,389	10,937,716
Radar
Lease and sale of lands	1,441,809	743,411
	1,441,809	743,411
Reconciliation
Cosan Corporate	2,160	2,709
Deconsolidation of joint venture, adjustments and eliminations	(251,260,209)	(221,754,590)
Total	43,950,742	39,468,497

42

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

4.2. INFORMATION ON GEOGRAPHICAL AREA

	Net sales		Other non-current assets
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Brazil	38,185,302	33,816,723	8,218,106	12,584,481
Europe (i)	3,100,762	3,050,235	—	8,969
Latin America (ii)	304,074	144,853	6,448	3,275
United States of America	2,360,604	2,456,686	14,802	10,087
Total	43,950,742	39,468,497	8,239,356	12,606,812

Main countries:

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay.

4.3. MAIN CUSTOMERS

On December 31, 2024, the subsidiary Rumo had a client that represented 12.10% of its net operating revenue, with an amount of R$1,763,541. In 2023, this same client represented 10.42% of Rumo's net operating revenue, with an approximate amount of R$1,213,263, which corresponds to 4% of the Group's consolidated net operating revenue.

5. FINANCIAL ASSETS AND LIABILITIES

Accounting policy:

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus (in case of a financial asset that is not measured at fair value through profit or loss) transaction costs, except for those measured at amortized cost and maintained within a business model with the goal of obtaining contractual cash flows that meet the principal and interest only criterion.

Debt financial instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income. The classification is based on two criteria: (i) the Company's business model for managing the assets; and (ii) whether the contractual cash flows from the instruments represent only principal and interest payments on the outstanding principal amount.

The Company recognizes its financial assets at amortized cost for financial assets held within a business model with the objective of obtaining contractual cash flows that satisfy the "Principal and Interest" criterion. This category includes trade receivables, cash and cash equivalents, receivables from related parties, restricted cash, sectorial financial assets and dividends and interest on equity receivable.

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or market convention (regular trades) are recorded on the trade date, i.e., the date on which the Company enters into an agreement to buy or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from these assets have expired or when the Company has transferred substantially all risks and rewards associated with ownership.

Financial liabilities are categorized based on whether they are measured at amortized cost or fair value through profit or loss. Financial liability is categorized as measured at fair value through profit or loss if it is held for trading, is a derivative, or was designated as such upon initial recognition. Financial liabilities are measured at fair value and the net profit or loss, including interest, is included in the financial result. Other financial liabilities are subsequently measured using the effective interest method at their amortized cost. Interest expense and foreign exchange gains and losses are accounted for in the financial result.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired, or when its terms are modified and the cash flows of the modified liability are materially different, in which case a new financial liability is recognized at fair value based on the modified terms. Any gain or loss on derecognition is accounted for in profit or loss.

43

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The Company's financial assets and liabilities are as follows:

		Parent Company		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets
Fair value through profit or loss
Cash and cash equivalents	5.2	986,278	1,667,155	2,122,442	3,298,142
Marketable securities	5.3	805,335	705,777	3,386,301	3,503,961
Derivative financial instruments	5.6	1,565,495	157,816	3,799,328	2,546,799
Other financial assets		—	—	4,495	3,113
		3,357,108	2,530,748	9,312,566	9,352,015
Amortized cost
Cash and cash equivalents	5.2	1,214,989	102,821	14,781,100	11,360,339
Trade receivables	5.7	—	—	3,995,734	3,444,636
Restricted cash	5.3	—	81,621	174,303	203,252
Receivables from related parties	5.8	406,981	348,096	399,889	340,091
Sectorial financial assets	5.10	—	—	731,642	548,700
Dividends and interest on equity receivable	17	19,377	319,135	153,548	255,777
Reduction of capital receivable		1,013,714	—	—	—
		2,655,061	851,673	20,236,216	16,152,795
Total		6,012,169	3,382,421	29,548,782	25,504,810
Liabilities
Amortized cost
Loans, borrowings and debentures		(21,350,555)	(13,496,324)	(38,161,392)	(33,952,162)
Trade payables	5.9	(2,900)	(2,431)	(5,187,849)	(4,184,525)
Consideration payable		—	—	(246,256)	(203,094)
Other financial liabilities (i)		—	—	(1,067,839)	(476,895)
Leases	5.5	(24,459)	(29,543)	(6,509,753)	(5,275,794)
Railroad concession payable	13	—	—	(3,721,190)	(3,565,373)
Related parties payable	5.8	(7,263,024)	(6,648,867)	(417,488)	(323,238)
Dividends payable	17	(3,495)	(276,065)	(96,722)	(549,054)
Reduction of capital payable		—	—	(486,285)	—
Sectorial financial liabilities	5.10	—	—	(2,040,239)	(1,810,698)
Installment of tax debts	14	(219,429)	(211,226)	(254,302)	(217,348)
		(28,863,862)	(20,664,456)	(58,189,315)	(50,558,181)
Fair value through profit or loss
Loans, borrowings and debentures		—	—	(28,294,034)	(22,952,492)
Derivative financial instruments	5.6	(1,104,874)	(645,985)	(3,470,204)	(3,415,145)
		(1,104,874)	(645,985)	(31,764,238)	(26,367,637)
Total		(29,968,736)	(21,310,441)	(89,953,553)	(76,925,818)

44

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

(i)

The Company's subsidiaries adopt strategies to optimize working capital efficiency, including extending payment terms with their suppliers and entering into structured payment agreements (also known as reverse factoring or drawn risk) with financial institutions.

At Rumo, these operations relied on top-tier funds and banks as counterparties, at an average rate of 11.05% p.a. (12.42% p.a. on December 31, 2023). The average term of these operations is approximately 35 days (111 days at December 31, 2023). The accounting transfer of amounts from the suppliers account to this item is a non-cash transaction and is therefore not presented in the Cash Flow Statement. The liquidation flow of the balance, in turn, is classified under operating or investment activities, according to the classification of the object of the purchase. The financial charges embedded in the transaction are recorded in “Interest on Commercial Contracts” of the financial result, totaling R$48,275 in the year ended December 31, 2024 (R$91,597 on December 31, 2023).

The settlement flow of the balance of credits assigned by suppliers to financial agents is classified in the Statement of Cash Flows under operating activities, as it better represents cash expenditure from the perspective of the Company's operations.

At Comgás, on December 31, 2024, the balance of receivables in advance from suppliers to financial institutions was R$132,999 (R$133,937 on December 31, 2023). The payment period for these operations is up to 90 days.

The drawn risk operation is an option for the supplier and does not alter the commercial conditions established between the parties (term and value of the service). Suppliers anticipate receivables by accepting the terms, including the fees for anticipating these operations. The company has no influence over the supplier's decision, nor does it receive any benefit from the bank in this operation.

45

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

5.1. RESTRICTIVE CLAUSES

The Company and its subsidiaries are required to comply with the following financial clauses per the terms of the main loan lines:

Company	Debt	Triggers	Ratios
Cosan Corporate
Cosan Luxembourg S.A.	* Senior Notes 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.57
	* Senior Notes 2029
	* Senior Notes 2030
	* Senior Notes 2031

Compass
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.16
Comgás S.A.	* Debenture 4th to 12th issues	Net debt (ix) / EBITDA (ii) cannot exceed 4.0x	1.80
	* BNDES
	* Loan 4131
Compagas	* 4th issue debenture	Net debt / EBITDA (ii) cannot exceed 3.5x	2.50
Sulgás	* BNDES	Net debt (x) / EBITDA (ii) cannot exceed 3.5x	0.35
		General indebtedness ratio (Total liabilities(ix) / Total liabilities (xii)) may not exceed 0.8	0.73
Necta	* 1st issue debenture	Net debt (x) / EBITDA (ii) cannot exceed 4.0x	(1.48)
Moove
MLH	*Syndicated Loan	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.73
		ICSD (viii) cannot be less than 2.5x at the end of each quarter	5.78
Rumo
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (vi)	ICJ (vii) = EBITDA(ii) / Financial result(v) cannot be less than 2.0x	5.74
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.43
	* ECA
	* Senior Notes 2028
	* Senior Notes 2032
	* Debentures (vi)
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	0.72

46

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt consists of the balance of loans, borrowings and debentures (“Gross Debt”), net of cash and cash equivalents, marketable securities and derivative financial instruments on debt.
(ii)	Corresponds to the accumulated EBITDA for the last twelve months.
(iii)	Total debt means the sum of current and non-current loans, borrowings and debentures, and current and non-current derivative financial instruments.
(iv)	Net debt and pro forma EBITDA, including the equivalent of 50% of joint venture financial information as determined in the agreements. Pro forma EBITDA corresponds to the accumulated period of the last 12 months. For the covenants of the Senior Notes, the amounts of the unrestricted subsidiaries are excluded.
(v)	The financial result of net debt is composed of the cost of net debt.
(vi)	The 11th, 12th, 13th and 14th debentures have a contractual leverage covenant limited to 3.0x. However, they have a waiver that allows the issuer to exceed this ratio up to a limit of 3.5x until December 31, 2027.
(vii)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(viii)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).
(ix)	Net debt consists of the balance of current and non-current debt, net of cash and cash equivalents and marketable securities.
(x)	Net debt consists of the balance of current and non-current indebtedness, including the net balance of derivative operations, net of cash and cash equivalents and marketable securities.
(xi)	Total liabilities correspond to the sum of current and non-current liabilities.
(xii)	Total liabilities correspond to the sum of current liabilities, non-current liabilities and shareholders' equity.
As of December 31, 2024, the Company and its subsidiaries were in compliance with all financial and non-financial restrictive clauses. The terms of the loans include cross-default provisions.
5.2. CASH AND CASH EQUIVALENTS

Accounting policy:

Cash and cash equivalents comprise cash balances, demand deposits and highly liquid investments with a maturity of up to three months from the date of acquisition, which are subject to an insignificant risk of changes in value and are used for the Company's cash management. The amounts relating to investments in investment funds are classified as assets measured at fair value through profit or loss, and the other amounts of cash and cash equivalents are classified as amortized cost.

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash and bank accounts	414	251	958,738	209,479
Savings account	48,831	102,400	485,393	431,011
Financial Investments	2,152,022	1,667,325	15,459,411	14,017,991
	2,201,267	1,769,976	16,903,542	14,658,481

47

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Financial investments include the following:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Applications in investment funds
Repurchase Agreements (i)	400,251	1,667,155	1,493,278	3,259,210
Certificate of bank deposits - CDB	586,027	—	604,398	—
Other investments	—	—	24,766	38,932
	986,278	1,667,155	2,122,442	3,298,142

Applications in banks
Repurchase agreements	—	—	236,101	616,633
Certificate of bank deposits - CDB	1,165,549	—	12,102,078	9,807,983
Other	195	170	998,790	295,233
	1,165,744	170	13,336,969	10,719,849
	2,152,022	1,667,325	15,459,411	14,017,991

(i)	The repurchase agreements are allocated to the WG Renda Fixa Crédito Privado Fundo de Investimento (“WG”), which was created in the form of an open-ended fund and is managed by Itaú Unibanco Asset Management Ltda. (“Itaú Asset”). The fund's portfolio is composed of investments in public bonds and repurchase agreements backed by federal public bonds.

The Company's onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of December 31, 2024 and 2023. Offshore financial investments are remunerated at rates market in banking institutions. The sensitivity analysis of interest rate risks is in 5.12.

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

Accounting policy:

The valuation and classification of marketable securities are based on their fair value, as determined by the financial result. Securities consist of all equity instruments with readily ascertainable fair values. The fair values of equity instruments are deemed readily determinable if the securities are listed or if a current market value or fair value can be determined even without a direct listing (for example, prices of shares in mutual funds).

Restricted cash is measured and classified at amortized cost, with an average maturity of between two and five years for government bonds, but they can be redeemed quickly and are subject to an insignificant risk of change in value.

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Marketable securities
Government securities (i)	805,335	705,777	3,114,578	3,107,813
Certificate of bank deposits (CDB)	—	—	158,363	300,142
ESG Funds	—	—	113,360	96,006
	805,335	705,777	3,386,301	3,503,961

Current	805,335	705,777	3,272,941	3,407,955
Non-current	—	—	113,360	96,006
Total	805,335	705,777	3,386,301	3,503,961

48

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Restricted cash
Securities pledged as collateral	—	81,621	174,303	203,252
	—	81,621	174,303	203,252

Current	—	—	28,006	7,860
Non-current	—	81,621	146,297	195,392
Total	—	81,621	174,303	203,252

(i)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.
5.4. LOANS, BORROWINGS AND DEBENTURES

Accounting policy:

Loans, borrowings and debentures (“obligation”) are initially measured at fair value, net of transaction costs, and subsequently at amortized cost.

When the obligation specified in the contract is satisfied, canceled, or expired, they are derecognized. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-monetary assets transferred or liabilities assumed, is recorded as other financial revenue or expense in the profit or loss.

Classified as current liabilities unless there is an unconditional right to defer settlement for at least one year after the date of the statement of finance position.

Initial measurement of financial guarantee contracts issued by the Company is at fair value, and if not designated at fair value through profit or loss, the financial guarantee contracts are subsequently measured at the higher amount of:

i.            the amount of the obligation under the contract; and

ii.            the amount initially recognized less, as applicable, the accumulated amortization recognized according to revenue recognition policies.

The contracts are irrevocably designated at fair value through profit or loss, according to the Company's analysis, so as not to cause an accounting mismatch. The fair value of the loans is based on the discounted cash flow using its implicit discount rate and are classified as level 2 fair value in the hierarchy.

49

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

a)      Composition

	Interest			Parent Company
Description	Index	Interest Rate	Currency	12/31/2024	12/31/2023	Maturity	Objective
Unsecured
Debentures	CDI + 2.65%	13.33%	Real	—	1,208,141	Aug-25	Investments
	CDI + 1.65%	14.00%	Real	781,715	784,475	Aug-28	Capital management
	CDI + 1.50%	13.83%	Real	406,429	406,471	May-28	Capital management
	CDI + 1.50%	13.83%	Real	722,667	—	Jun-34	Capital management
	CDI + 1.90%	14.28%	Real	1,117,561	1,117,966	May-32	Capital management
	CDI + 2.00%	14.39%	Real	938,451	942,010	Aug-31	Capital management
	CDI + 2.40%	14.84%	Real	1,020,963	1,020,673	Apr-28	Capital management
	CDI + 2.40%	14.84%	Real	999,683	998,542	Jun-28	Capital management
	CDI + 1.80%	14.17%	Real	1,314,009	1,260,684	Jan-31	Capital management
	CDI + 1.00%	13.27%	Real	722,795	—	Jun-29	Capital management
	CDI + 0.50%	12.71%	Real	1,517,667	—	Jan-28	Capital management
	CDI + 0.72%	12.96%	Real	505,999	—	Jan-30	Capital management
	CDI + 1.30%	13.61%	Real	506,361	—	Jan-35	Capital management
	IPCA + 5.75%	10.88%	Real	433,499	412,478	Aug-31	Capital management
	Prefixed	8.02%	Dollar	1,857,808	1,451,867	Jun-30	Capital management
	Prefixed	7.52%	Dollar	3,778,776	2,897,097	Sep-29	Capital management
Commercial bank notes	CDI + 1.75%	14.11%	Real	548,335	547,755	Dec-28	Capital management
	CDI + 1.80%	14.17%	Real	471,702	448,165	Jan-31	Capital management
Loan 4131	Prefixed	6.60%	Dollar	3,706,135	—	Jun-31	Capital management
Total				21,350,555	13,496,324

Current				347,032	800,987
Non-current				21,003,523	12,695,337

50

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Annual interest rate	Currency	12/31/2024	12/31/2023	Maturity	Objective	Modality
Cosan Corporate
Loan 4131	Prefixed	3.20%	Euro	—	860,658	Oct-25	Investments	Secured
	Prefixed	0.25%	Yen	—	602,487	Oct-25	Investments	Secured
	Prefixed	3.40%	Euro	—	1,954,022	Oct-26	Investments	Secured
	Prefixed	0.25%	Yen	—	1,135,226	Oct-26	Investments	Secured
	Prefixed	3.56%	Euro	—	812,496	Oct-27	Investments	Secured
	Prefixed	0.25%	Yen	—	470,951	Oct-27	Investments	Secured
Perpetual Notes	Prefixed	8.25%	Dollar	3,135,174	2,451,160	Nov-40	Acquisition	Unsecured
Senior Notes Due 2027	Prefixed	7.00%	Dollar	2,475,674	2,016,330	Jan-27	Acquisition	Unsecured
Senior Notes Due 2029	Prefixed	5.50%	Dollar	4,638,597	3,622,922	Sep-29	Acquisition	Unsecured
Senior Notes Due 2030	Prefixed	7.50%	Dollar	3,384,127	2,642,023	Jun-30	Capital management	Unsecured
Senior Notes Due 2031	Prefixed	7.25%	Dollar	3,683,191	—	Jun-31	Capital management	Unsecured
Debentures	CDI + 2.65%	13.33%	Real	—	1,208,141	Aug-25	Investments	Unsecured
	CDI + 1.65%	14.00%	Real	781,715	784,475	Aug-28	Capital management	Unsecured
	CDI + 1.50%	13.83%	Real	406,429	406,471	May-28	Capital management	Unsecured
	CDI + 1.50%	13.83%	Real	722,667	—	Jun-34	Capital management	Unsecured
	CDI + 1.90%	14.28%	Real	1,117,561	1,117,966	May-32	Capital management	Unsecured
	CDI + 2.00%	14.39%	Real	938,451	942,011	Aug-31	Capital management	Unsecured
	CDI + 2.40%	14.84%	Real	1,020,963	1,020,673	Apr-28	Capital management	Unsecured
	CDI + 2.40%	14.84%	Real	999,683	998,542	Jun-28	Capital management	Unsecured
	CDI + 1.80%	14.17%	Real	1,314,009	1,260,684	Jan-31	Capital management	Unsecured
	CDI + 1.00%	13.27%	Real	722,795	—	Jun-29	Capital management	Unsecured
	CDI + 0.50%	12.71%	Real	1,517,668	—	Jan-28	Capital management	Unsecured
	CDI + 0.72%	12.96%	Real	505,999	—	Jan-30	Capital management	Unsecured
	CDI + 1.30%	13.61%	Real	506,361	—	Jan-35	Capital management	Unsecured
	IPCA + 5.75%	10.88%	Real	433,499	412,478	Aug-31	Capital management	Unsecured
Commercial bank notes	CDI + 1.75%	14.11%	Real	548,335	547,755	Dec-28	Capital management	Unsecured
	CDI + 1.80%	14.17%	Real	471,702	448,165	Jan-31	Capital management	Unsecured
				29,324,600	25,715,636
Compass
BNDES	IPCA + 4.10%	9.15%	Real	88,477	112,946	Apr-29	Investments	Secured
	IPCA + 4.10%	9.15%	Real	194,797	140,016	Jan-30	Investments	Secured
	IPCA + 3.25%	8.26%	Real	1,318,111	1,547,664	Jun-34	Investments	Secured
	IPCA + 5.74%	10.87%	Real	1,027,665	893,810	Dec-36	Investments	Secured
	IPCA + 6.01%	11.15%	Real	295,695	304,276	Dec-36	Investments	Secured
	CDI + 1.36%	13.68%	Real	60,000	—	Jan-25	Capital management	Unsecured
	CDI + 0.50%	12.71%	Real	50,000	—	Jan-25	Capital management	Unsecured

51

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Annual interest rate	Currency	12/31/2024	12/31/2023	Maturity	Objective	Modality
Loan 4131	Prefixed	1.36%	Dollar	—	362,774	Feb-24	Capital management	Unsecured
	Prefixed	2.13%	Dollar	1,245,670	943,486	Feb-25	Capital management	Unsecured
	Prefixed	5.74%	Euro	523,634	—	Mar-25	Capital management	Unsecured
	Prefixed	4.04%	Dollar	926,262	734,191	May-26	Capital management	Unsecured
Debentures	CDI + 1.95%	12.55%	Real	—	735,566	Aug-24	Investments	Unsecured
	IPCA + 4.33%	8.95%	Real	—	554,147	Oct-24	Investments	Unsecured
	CDI + 1.20%	13.50%	Real	240,120	—	Oct-25	Investments	Unsecured
	IPCA + 7.36%	12.57%	Real	41,436	80,960	Dec-25	Investments	Unsecured
	CDI + 2.24%	14.66%	Real	208,465	—	Dec-26	Capital management	Unsecured
	CDI + 1.45%	13.27%	Real	—	399,457	Dec-26	Investments	Unsecured
	CDI + 1.55%	13.89%	Real	73,480	—	Jan-27	Investments	Unsecured
	IGPM + 6.10%	13.04%	Real	382,837	359,639	May-28	Capital management	Unsecured
	CDI + 1.08%	13.36%	Real	1,545,857	—	Mar-29	Investments	Unsecured
	CDI + 0.80%	13.05%	Real	1,547,588	—	Mar-29	Capital management	Unsecured
	CDI + 1.55%	13.89%	Real	1,763,476	1,764,022	Nov-30	Investments	Unsecured
	IPCA + 5.12%	10.22%	Real	512,946	550,342	Aug-31	Investments	Unsecured
	IPCA + 6.38%	11.54%	Real	685,420	—	Jul-34	Investments	Unsecured
	IPCA + 5.22%	10.32%	Real	466,173	533,854	Aug-36	Investments	Unsecured
	IPCA + 7.17%	12.37%	Real	588,142	—	Dec-36	Investments	Unsecured
	IPCA + 6.45%	11.61%	Real	662,782	—	Jul-39	Investments	Unsecured
				14,449,033	10,017,150
Moove
Loan 4131	Prefixed	5.50%	Dollar	15,729	31,920	Mar-25	Investments	Unsecured
Working capital	SOFR + 1.50%	1.50%	Dollar	2,346,950	2,175,107	May-27	Acquisition	Unsecured
Working capital	SONIA + 1.30%	1.30%	GBP	272,318	—	Jun-26	Acquisition	Unsecured
Export Credit Note	SOFR+ 1.30%	5.83%	Dollar	316,442	—	Jun-27	Acquisition	Unsecured
Export Prepayment	SOFR-06 + 1.30%	5.66%	Dollar	607,136	—	Jun-27	Acquisition	Unsecured
				3,558,575	2,207,027

52

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Annual interest rate	Currency	12/31/2024	12/31/2023	Maturity	Objective	Modality
Rumo
BNDES	Prefixed	6.00%	Real	—	128,494	Dec-24	Investments	Secured
	Prefixed	3.50%	Real	—	29	Jan-24	Investments	Secured
	URTJLP	9.53%	Real	1,861,658	2,210,390	Jul-31	Investments	Secured
	CDI + 2.07%	13.45%	Real	40,530	52,101	Mar-25	Capital management	Secured
	CDI + 2.25%	13.65%	Real	51,968	60,774	May-26	Capital management	Secured
	CDI + 2.25%	13.65%	Real	50,663	78,965	Feb-26	Capital management	Secured
	CDI + 2.20%	13.60%	Real	77,856	30,252	Mar-26	Capital management	Secured
	SOFR + 1.30%	5.83%	Dollar	25,341	487,544	Jan-25	Capital management	Secured
	CDI + 1.29%	13.65%	Dollar	30,302	—	May-29	Capital management	Secured
Senior Notes Due 2028	Prefixed	5.25%	Dollar	2,631,834	2,178,449	Jan-28	Investments	Secured
Senior Notes Due 2032	Prefixed	4.20%	Dollar	2,418,140	2,066,885	Jan-32	Investments	Secured
Export Credit Agency ("ECA")	Euribor + 0.58%	3.94%	Euro	38,525	48,849	Sep-26	Investments	Secured
Bank Credit	IPCA	5.84%	Real	874,513	954,205	Jan-48	Investments	Secured
ACF	IPCA + 6.48%	11.64%	Real	299,706	—	Aug-42	Investments	Secured
Debenture	IPCA + 3.60%	8.62%	Real	393,127	413,881	Dec-30	Investments	Unsecured
	IPCA + 3.90%	8.94%	Real	1,078,794	1,113,820	Oct-29	Investments	Unsecured
	IPCA + 4.00%	9.04%	Real	957,843	1,077,140	Dec-35	Investments	Unsecured
	IPCA + 4.50%	9.57%	Real	1,520,069	1,596,910	Jun-31	Investments	Unsecured
	IPCA + 4.54%	9.61%	Real	218,865	254,232	Jun-36	Investments	Unsecured
	IPCA + 4.68%	9.76%	Real	248,085	396,201	Feb-26	Investments	Unsecured
	IPCA + 4.52%	11.33%	Real	711,764	773,556	Jun-31	Investments	Unsecured
	IPCA + 5.73%	10.86%	Real	480,383	551,709	Oct-33	Investments	Unsecured
	IPCA + 5.99%	11.13%	Real	452,451	470,177	Jun-32	Investments	Unsecured
	IPCA + 6.80%	11.98%	Real	938,970	1,004,762	Apr-30	Investments	Unsecured
	CDI + 1.30%	11.84%	Real	—	759,390	Aug-24	Investments	Unsecured

53

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Annual interest rate	Currency	12/31/2024	12/31/2023	Maturity	Objective	Modality
	CDI + 1.79%	13.65%	Real	—	753,435	Jun-24	Investments	Unsecured
	IPCA + 5.76%	10.89%	Real	714,229	753,439	Aug-29	Investments	Unsecured
	IPCA + 6.18%	10.91%	Real	655,641	749,252	May-33	Investments	Unsecured
	IPCA + 5.80%	10.93%	Real	469,906	—	Mar-34	Investments	Unsecured
	IPCA + 5.93%	11.07%	Real	565,235	—	Mar-39	Investments	Unsecured
	IPCA + 6.42%	11.33%	Real	489,270	—	Jun-34	Investments	Unsecured
	IPCA + 6.53%	11.33%	Real	133,846	—	Jun-39	Investments	Unsecured
	IPCA + 6.05%	11.19%	Real	693,704	—	Aug-36	Investments	Unsecured
				19,123,218	18,964,841

Total				66,455,426	56,904,654

Current				4,403,148	4,882,398
Non-current				62,052,278	52,022,256

54

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in the explanatory note 5.6.

To calculate the average rates, the market interest curves on December 31, 2024 were considered on an annual basis.

All debts with maturity dates denominated in foreign currency are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

Loans, borrowings and debentures that are classified as non-current have the following maturities:

	Parent Company			Consolidated
	Funding costs	12/31/2024	12/31/2023	Funding costs	12/31/2024	12/31/2023
1 to 2 years	—	—	569,067	(43,154)	2,552,535	4,800,498
2 to 3 years	(24,538)	350,462	—	(128,908)	7,551,156	6,255,752
3 to 4 years	(8,824)	5,178,676	360,698	(85,987)	10,000,615	6,626,698
4 to 5 years	(6,148)	4,501,383	3,319,442	(89,779)	12,429,311	7,554,468
5 to 6 years	(4,975)	4,011,417	3,327,245	(53,072)	7,948,395	8,143,128
6 to 7 years	(2,730)	5,371,352	3,101,714	(41,538)	6,100,666	6,777,099
7 to 8 years	(621)	607,712	1,650,648	(44,524)	6,421,275	2,599,593
Over 8 years	(812)	982,521	366,523	(120,306)	9,048,325	9,265,020
	(48,648)	21,003,523	12,695,337	(607,268)	62,052,278	52,022,256

b)     Changes in loans, borrowings and debentures

	Parent Company	Consolidated
Balance as of January 1, 2023	5,475,628	52,987,216
Proceeds	8,636,528	12,785,628
Repayment of principal	(579,942)	(8,054,763)
Payment of interest	(973,919)	(3,552,292)
Payment of interest on work in progress	—	(288,569)
Interest, exchange rate and fair value	938,029	3,027,434
Balance as of December 31, 2023	13,496,324	56,904,654
Proceeds	6,911,676	16,983,225
Repayment of principal	(1,160,058)	(12,187,560)
Payment of interest	(1,697,950)	(4,759,976)
Payment of interest on work in progress	—	(128,520)
Business combination	—	285,033
Interest, exchange rate and fair value	3,800,563	9,358,570
Balance as of December 31, 2024	21,350,555	66,455,426

55

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

c)       Guarantees

The subsidiary Rumo has entered into financing contracts with development banks intended for investments guaranteed by bank guarantees at an average cost of 0.67% p.a. or by real guarantees (assets) and escrow accounts. On December 31, 2024, the balance of bank guarantees contracted was R$2,655,231 on December 31, 2024 (R$3,120,034 on December 31, 2023).

The subsidiary MLH has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and a guarantee with top-tier banks for payment to third parties, with an average annual cost of 3.90%. On December 31, 2024, the balance of contracted guarantees was R$16,061 (R$31,931 on December 31, 2023).

d)      Unused lines of credit

As of December 31, 2024, the Company and its subsidiaries had credit lines with banks, which were not used, in the amount of R$1,510,231 (R$2,102,756 on December 31, 2023). The use of these lines of credit is subject to certain contractual conditions.

e)      Offset of assets and liabilities

Since the Company has the legally enforceable right to offset the amounts and the intention to settle them simultaneously, for consolidation purposes, the Company has offset in the statement of financial position the assets relating to the Total Return Swap (“TRS”) with the debt liability arising from the debentures, the Time Deposits with the Loans 4131 and the Credit Linked Notes (“CLNs”) with the Export Credit Notes (“NCEs”) in Brazil, presenting them at their net values, as well as their respective impacts on the income statement. As such, no sensitivity analysis is carried out either, as both transactions present no risk to the Company.

	Segment	12/31/2024	12/31/2023
Assets
Credit Linked Notes	Rumo	6,334,168	4,952,781
Time deposit	Cosan Corporate	3,718,105	—
TRS	Cosan Corporate	5,640,466	4,354,191
Total		15,692,739	9,306,972

Liabilities
NCEs	Rumo	(6,334,168)	(4,952,781)
Loan 4131	Cosan Corporate	(3,718,105)	—
Debentures	Cosan Corporate	(5,640,466)	(4,354,191)
Total		(15,692,739)	(9,306,972)

Net		—	—

The gross values of financial assets and liabilities do not differ from the netted values

56

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

5.5. LEASES

Accounting policy:

Upon inception or modification of a contract, the Company assesses whether the contract is or contains a lease.

The lease liability is initially measured at the present value of the lease payments that are not made on the commencement date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined easily, at the Company's incremental borrowing rate. The Company's generally uses its incremental borrowing rate as the discount rate.

The lease payments included in calculating the lease liability are as follows:

  fixed payments, including fixed payments in essence;
  index or rate dependent variable lease payments, which are initially calculated using the index or rate at the start date;
  amounts expected to be paid by the lessee under residual value guarantees; and
  the purchase option exercise price if the lessee is reasonably certain to exercise that option, and the payment of lease termination penalties if the lease term reflects the lessee's option to terminate the lease.

To calculate the incremental borrowing rate, the Company:

  where possible, uses the most recent third-party financing received by the individual tenant as a starting point, adjusted to reflect changes in financing terms since the third-party financing was received;
  uses an accrual approach that begins with a credit risk-adjusted risk-free interest rate for leases held by the Company that have not had any recent third-party financing; and
  makes specific adjustments to the lease, e.g., term, country, currency and security.

The incremental (nominal) interest rate used by the Company and its subsidiaries was determined based on interest rates, adjusted for functional currency and the terms of its contracts. Rates between 4.25% and 13.73% were used, according to the term and currency of each contract.

In addition, for the measurement of the lease liability, the Company may account for two or more contracts together provided that:

  have been entered into with the same counterparty or related party of the counterparty; and
  have been concluded at close dates; or
  if the contracts cannot be understood without joint consideration; or
  if they have performance obligations/ interrelated consideration in contracts; or
  if the rights to use the transferred underlying assets in the contracts constitute a single component of the lease.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that generates these payments occurs.

57

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they come into effect. When adjustments to lease payments based on an index or rate come into effect, the lease liability is revalued and adjusted against the right of use asset.

Lease payments are allocated between the principal and the financial cost. The financial cost is debited to profit over the lease period to produce a constant periodic interest rate on the remaining balance of the liability in each period.

Payments associated with short-term leases of equipment and vehicles and all leases of low value assets are recognized by the linear method as an expense in the result. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

In determining the term of the lease, the Company considers all facts and circumstances that create an economic incentive to exercise the option of extension, or not to exercise the option of termination. Extension options (or periods after termination options) are only included in the lease term if there is reasonable certainty that it will be extended (or not terminated).

For warehouse rentals, retail stores and equipment, the following factors are usually the most relevant:

•          If there are significant penalties to terminate (or not extend), the group is usually reasonably certain to extend (or not terminate).

•          If any improvements in leased properties are expected to have a significant remaining value, the Company typically has a reasonable certainty of extending (or not terminating).

•          Otherwise, the Company considers other factors, including historical rental durations and the costs and business interruption necessary to replace the leased asset.

Most of the extension options in offices and car rentals were not included in the rental liability because the Company could replace the assets without significant cost or business interruption.

The subsequent valuation of the lease liability is at amortized cost, using the effective interest rate method. It is revalued when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts expected to be paid according to the residual value guarantee, if the Company changes its valuation, one the option will be exercised in the purchase, extension or termination or if there is an essentially fixed revised lease payment

58

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company	Consolidated
Balance as of January 1, 2023	30,365	3,532,158
Additions	—	1,923,138
Write-offs	—	(15,329)
Settlement interest and foreign exchange variation	7,566	458,507
Repayment of principal	(5,524)	(490,012)
Payment of interest	(3,615)	(236,948)
Monetary adjustment	751	104,280
Balance as of December 31, 2023	29,543	5,275,794
Additions	1,414	999,553
Write-offs	—	(9,933)
Settlement interest and foreign exchange variation	3,005	1,120,882
Repayment of principal	(6,532)	(694,340)
Payment of interest	(3,015)	(377,269)
Monetary adjustment	44	174,662
Business combination (i)	—	20,404
Balance as of December 31, 2024	24,459	6,509,753

Current	9,227	1,007,533
Non-current	15,232	5,502,220
	24,459	6,509,753

(i)	Lease liabilities identified in the acquisition of Compagas, see note 9.2.

59

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	12/31/2024	12/31/2023
Variable lease payments not included in the recognition of lease obligations	71,932	43,115
Expenses related to short-term leases	27,664	37,739
Low asset leasing costs, excluding short-term leases	10,005	5,376
	109,601	86,230

The Company recorded lease liabilities at the present value of future payments, including tax credits to which it will be entitled upon payment of the leases. The potential PIS and COFINS credit included in liabilities on December 31, 2024 is R$30,814 (R$32,244 on December 31, 2023).

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

Accounting policy:

Initial recognition of derivatives at fair value occurs on the date a derivative contract is entered into, and derivatives are subsequently remeasured at fair value at the end of each reporting period. Whether subsequent changes in fair value are recorded depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company identifies certain derivatives as:

  fair value hedge of recognized assets or liabilities or of a firm commitment (fair value hedge); or
  hedge of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecasted transactions (cash flow hedge).

At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instruments and the hedged items, including expected changes in the cash flows of the hedging instruments. The Company documents its risk management objective and strategy for hedging transactions. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are immediately registered in the income statement and included in other financial revenue (expenses).

The fair values of derivative financial instruments designated in hedging relationships are disclosed below. The total fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company evaluates, both at the beginning of the hedging relationship and on an ongoing basis, whether the hedging instruments are anticipated to be highly effective in offsetting changes in the fair value or cash flows of the respective attributable hedged items. The actual results of each hedge for the hedged risk fall between 60% and 140%.

Financial assets and liabilities are offset, and the net amount is reported in the financial position, when there is a legal right to offset the recognized amounts and intent to settle them on a net basis, or when the asset is realized and the liability is settled simultaneously. The legal right must be enforceable in the ordinary course of business and in the event of default, insolvency, or bankruptcy of the Company or the counterparty.

The estimated fair value of these derivatives is based in part on price quotations published in active markets, to the extent that such observable market data exists, and in part on valuation techniques that take into account: (i) prices established in recent purchase and sale transactions, (ii) margin of risk in the supply, and (iii) projected market price in the availability period. A fair value gain or loss is recognized at the end of the reporting date whenever the fair value at initial recognition for these contracts differs from the transaction price.

A financial asset previously accounted for in accordance with IFRS 9/CPC 48 may become an investee accounted for by equity when:

•          the investor acquires an additional stake; or

•          There is a change in circumstances that results in obtaining significant influence or joint control.

60

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Exchange rate derivatives
Forward agreements (i)	942,987	—	18,402	—	1,042,896	6,716	28,392	(147)
FX option agreements	—	—	—	—	411,000	363,098	3,096	30,677
	942,987	—	18,402	—	1,453,896	369,814	31,488	30,530
Commodity derivatives
Forward contract - NDF	—	—	—	—	21,174	28,494	(7,158)	4,333
	—	—	—	—	21,174	28,494	(7,158)	4,333
Foreign exchange and interest rate risk
Swap agreements (interest rate) (ii)	350,000	7,038,443	(4,705)	(9,945)	6,453,930	7,209,400	(364,783)	(10,686)
Swap agreements (interest and FX)(iii)	13,686,022	10,434,580	1,520,581	(562,802)	20,195,459	18,260,969	1,912,553	(1,546,736)
Forward agreements (interest and FX) (iv)	—	126,472	—	(3,720)	—	8,985,594	—	(939,559)
Swap agreements (interest and inflation)(ii)	—	—	—	—	12,247,351	14,307,844	(246,660)	853,639
	14,036,022	17,599,495	1,515,876	(576,467)	38,896,740	48,763,807	1,301,110	(1,643,342)
Share price risk
Swap agreements - (TRS) (v)	1,817,821	1,775,341	(1,073,657)	88,298	1,817,821	1,775,341	(1,073,657)	88,297
Call Spread (iv)	—	—	—	—	4,667,709	5,594,212	77,341	366,296
Collar (Vale Shares)	—	—	—	—	—	13,114,720	—	285,540
	1,817,821	1,775,341	(1,073,657)	88,298	6,485,530	20,484,273	(996,316)	740,133

Total financial instruments			460,621	(488,169)			329,124	(868,346)
Current assets			18,402	54,935			905,341	202,399
Non-current assets			1,547,093	102,881			2,893,987	2,344,400
Current liabilities			(1,074,991)	(364,747)			(2,504,117)	(1,250,520)
Non-current liabilities			(29,883)	(281,238)			(966,087)	(2,164,625)
Total			460,621	(488,169)			329,124	(868,346)

61

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

(i)	To hedge exposures and expenses in foreign currency, the Company and its subsidiaries have foreign exchange forward agreements and/or options indexed to foreign exchange.
(ii)	The Company structured derivatives to protect against exposure to pre-fixed interest in Reais in order to convert such debt into post-fixed debt. In interest rate and inflation swap transactions, the Company positions itself as assets in the Índice Nacional de Preços ao Consumidor Amplo (“IPCA”) plus fixed interest and liabilities at a percentage of the CDI.
(iii)	The Company and its subsidiary Rumo carry out interest rate and foreign exchange swap transactions, in which the companies position themselves as assets in US dollars plus fixed interest and liabilities at a percentage of the CDI.
(iv)	The Company structured derivatives, to protect against price fluctuations in Vale's shares.
(v)	The Company entered into TRS derivative contracts with commercial banks. Through the TRS, with financial settlement, Cosan will receive the return on the variation in the price of CSAN3 shares, adjusted by dividends for the period, and will pay annual interest referenced to CDI plus spread. The equivalent contracted amount of CSAN3 shares with TRS was 110,995,312 shares, and the total initial value was R$1,817,821. On December 31, 2024, the result of the mark-to-market, recorded in the Company's financial expense, was R$1,073,657 (compared to financial income of R$83,390 on December 31, 2023).

Below, we present the breakdown of the registration value of debt and non-debt derivative financial instruments:

	Parent company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Derivative financial instruments	1,534,278	(576,467)	1,319,512	(990,764)
Non-derivative financial instruments	(1,073,657)	88,298	(990,388)	122,418
	460,621	(488,169)	329,124	(868,346)

Derivatives are only used for economic hedging purposes and not as speculative investments.

a)             Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument because the terms of the interest and FX rate swap correspond to the terms of the fixed-rate loan, i.e., notional amount, term, and payment. Since the underlying risk of the interest and FX rate swap is identical to the hedged risk component, the Company has established a hedge ratio of 1:1 for its hedging relationships. The Company employs the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk in order to evaluate the effectiveness of the hedge. According to the Company's assessment, the sources of hedge ineffectiveness that are most likely to impact the hedge relationship during its term are: (i) a reduction or change in the hedged item; and (ii) a change in the Company's or the contracted swap counterparty's credit risk. The following amounts were associated with the items designated as hedging instruments:

		Registered value		Accumulated fair value adjustment
	Notional	12/31/2024	12/31/2023	12/31/2024	12/31/2023
FX rate risk hedge
Designated items
PPE - (Moove)	(536,300)	(620,690)	—	(13,554)	—
NCE - (Moove)	(269,870)	(320,606)	—	(4,164)	—
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,631,834)	(2,178,449)	(254,278)	167,874
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,418,140)	(2,066,885)	(213,825)	126,408
NCE U.S.$ (Rumo Malha Norte)	(120,850)	(25,341)	(487,544)	(134,810)	3,147
Total debt	(5,977,995)	(6,016,611)	(4,732,878)	(620,631)	297,429
Derivative financial instruments
PPE - (Moove)	536,300	66,126	—	66,126	—
NCE - (Moove)	269,870	28,452	—	28,452	—
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(50,047)	(460,939)	(410,893)	42,265
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	112,984	(239,630)	(352,614)	110,644
Swap exchange rate and interest (Rumo Malha Norte)	120,850	(98,758)	5,293	104,049	(5,293)
Total derivatives	5,977,995	58,757	(695,276)	(564,880)	147,616
Total	—	(5,957,854)	(5,428,154)	(1,185,511)	445,045

62

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

		Registered value		Accumulated fair value adjustment
	Notional	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Interest rate risk hedge
Designated items
BNDES Project VIII (Comgás)	(791,665)	(678,785)	(803,990)	100,511	54,807
Debenture (Rumo)	(10,189,275)	(9,719,039)	(7,973,671)	(1,375,324)	397,073
ACF (Rumo)	(312,528)	(299,706)	—	(13,635)	—
Finem (Rumo)	(22,516)	(25,764)	(36,301)	(40,521)	971
CCB (Rumo)	(943,032)	(874,513)	(954,205)	(49,978)	(10,088)
Total debt	(12,259,016)	(11,597,807)	(9,768,167)	(1,378,947)	442,763
Derivative financial instruments

Swaps 5th issue - single series (Comgás)	—	—	—	—	(221,000)
BNDES Project VIII (Comgás)	791,665	(101,565)	(56,085)	(45,480)	34,108
Swaps Debenture (Rumo)	10,189,275	(360,998)	559,964	920,964	(708,626)
ACF (Rumo)	312,528	(13,864)	—	13,864	—
Finem (Rumo)	22,516	938	1,600	662	(2,158)
CCB (Rumo)	943,032	(63,659)	(15,221)	48,438	8,245
Derivative total	12,259,016	(539,148)	490,258	938,448	(889,431)
Total	—	(12,136,955)	(9,277,909)	(440,499)	(446,668)

b)            Fair value option

Certain derivative instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

			Registered Value		Accumulated fair value
		Notional	12/31/2024	12/31/2023	12/31/2024	12/31/2023
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	U.S.$ + 7.00%	(2,427,382)	2,475,674	(2,016,330)	3,411,031	528,855
Export Credit Agreement (Rumo)	EUR + 0.58%	(25,369)	(38,525)	(48,849)	(713)	(1,444)
Scotiabank 2021	U.S.$ + 1.60%	—	—	(362,774)	—	2,106
Scotiabank 2022	U.S.$ + 2.51%	(1,097,400)	(1,245,669)	(943,486)	3,580	33,324
Scotiabank 2023	U.S.$ + 4.76%	(749,310)	(926,262)	(734,191)	5,920	(5,468)
BNP Paribas 2024	EUR + 5.74%	504,226	(523,634)	—	(19,408)	—
Total		(3,795,235)	(258,416)	(4,105,630)	3,400,410	557,373

Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	BRL + 114.66% CDI	2,427,382	217,523	(46,214)	1,494,564	(379,397)
FX and interest rate swaps (Rumo)	BRL + 108.00% CDI	25,369	12,253	9,316	(2,937)	6,153
Scotiabank 2021	CDI + 1.25%	—	—	(63,184)	—	(12,939)
Scotiabank 2022	CDI + 1.20%	1,097,400	95,971	(212,180)	308,150	(51,811)
BNP Paribas 2024	CDI + 1.35%	(504,226)	55,805	—	347,714	—
Scotiabank 2018	107.90% CDI	—	—	—	—	(123,760)
Scotiabank 2023	CDI + 1.30%	749,310	169,185	(22,611)	191,795	(22,611)
Total derivatives		3,795,235	550,737	(334,873)	2,339,286	(584,365)
Total		—	292,321	(4,440,503)	5,739,696	(26,992)

63

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

			Registered Value		Accumulated fair value adjustment
		Notional	12/31/2024	12/31/2023	12/31/2024	12/31/2023
FX rate risk
Items
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(101,543)	(88,477)	(112,946)	3,288	(150)
BNDES Project VIII (Comgás)	IPCA + 3.25%	(688,876)	(639,325)	(743,674)	39,439	5,967
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(554,820)	(598,752)	54,110	(19,875)
BNDES Project IX - Sub A (Comgás)	IPCA + 5.74%	(306,207)	(287,962)	—	22,242	—
BNDES Project IX - Sub A (Comgás)	IPCA + 5.74%	(196,598)	(184,883)	—	10,864	—
BNDES Project IX - Sub B (Comgás)	IPCA + 6.01%	(315,186)	(295,695)	—	23,999	—
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	—	—	(554,148)	—	3,509
Debenture 4th issue - 3rd series (Comgás)	IPCA + 7.36%	(38,273)	(41,436)	(80,960)	718	(708)
Debenture 9th issue - 1st series (Comgás)	IPCA + 5.12%	(500,000)	(512,946)	(550,342)	88,728	19,868
Debenture 11th issue - 1st series (Comgás)	IPCA + 6.38%	(750,000)	(685,420)	—	72,780	—
Debenture 9th issue - 2nd series (Comgás)	IPCA + 5.22%	(500,000)	(466,173)	(533,854)	133,379	34,919
Debenture 12th issue - single series (Comgás)	IPCA + 7.17%	(600,000)	(588,142)	—	(10,096)	—
Debenture 11th issue - 2nd series (Comgás)	IPCA + 6.45%	(750,000)	(662,782)	—	85,912	—
Debentures (Rumo)	IPCA + 4.68%	(180,000)	(248,085)	(396,201)	(59,916)	13,474
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(755,061)	(774,939)	(96,457)	34,721
Total		(6,092,265)	(6,011,207)	(4,345,816)	368,990	91,725
Derivative instruments
BNDES Projects VI and VII (Comgás)	87.50% CDI	101,543	(3,332)	64	(3,396)	2,110
BNDES Project VIII (Comgás)	91.90% CDI	688,876	(39,834)	(6,578)	(33,256)	14,461
BNDES Project IX (Comgás)	98.90% CDI	565,582	1,394	46,904	(45,510)	53,536
BNDES Project IX - Sub A (Comgás)	98.49% CDI	306,207	(14,383)	—	(14,383)	—
BNDES Project IX - Sub A (Comgás)	92.35% CDI	196,598	(8,929)	—	(8,929)	—
BNDES Project IX - Sub B (Comgás)	95.55% CDI	315,186	(15,994)	—	(15,994)	—
Debenture 6th issue - single series (Comgás)	89.90% CDI	—	—	20,116	—	30,535
Debenture 4th issue - 3rd series (Comgás)	112.49% CDI	38,273	3,203	4,567	(1,364)	5,345
Debenture 9th issue - 1st series (Comgás)	109.20% CDI	500,000	5,192	42,093	(36,901)	59,798
Debenture 11th issue - 1st series (Comgás)	100.45% CDI	750,000	(71,755)	—	(71,755)	—
Debenture 9th issue - 2nd series (Comgás)	110.60% CDI	500,000	(39,535)	26,901	(66,436)	67,342
Debenture 12th issue - single series (Comgás)	95.66% CDI	600,000	10,424	—	10,424	—
Debenture 11th issue - 2nd series (Comgás)	99.70% CDI	750,000	(84,963)	—	(84,963)	—
Debentures (Rumo)	107.00% CDI	180,000	60,419	81,885	21,466	(5,691)
Debentures (Rumo)	103.00% CDI	600,000	130,505	147,429	16,924	(73,337)
Total derivatives		6,092,265	(67,588)	363,381	(334,073)	154,099
Total		—	(6,078,795)	(3,982,435)	34,917	245,824

64

  Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

c)             Cash flow hedge

The indirect subsidiary Edge Comercialização S.A. entered into a natural gas sales contract (Brent risk) with a third party and related party. In order to protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

The expected benefits of this contract are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial results of hedging instruments, protecting the subsidiary's margins, maintaining predictability in its costs or revenues and ensuring greater stability in operating results.

The indirect subsidiary TRSP has adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments - lease liabilities in US dollars already contracted.

On December 31, 2024 there was an ineffective portion reclassified to profit or loss, according to item (b) bellow. The impacts recognized in the subsidiary's equity and the estimated realization in equity are shown below:

i)             Composition

Financial instruments	Subsidiary	Risk	Unit	Notional R$	Fair value 12/31/2024	Book value 12/31/2024	(-) Deferred taxes	Effect on shareholders' equity 12/31/2024
Leasing	Compass	FX rate	BRL	(1,783,341)	446,224	446,224	(151,716)	294,508
Effect on finance position				(1,783,341)	446,224	446,224	(151,716)	294,508

ii)            Changes

Financial instruments	Net operating revenue	Net financial result	Comprehensive income	Realized gains
Derivative futures (BRENT)	(5,149)	(17,880)	—	23,029
Leasing	(6,937)	(486)	446,224	—
December 31, 2024	(12,086)	(18,366)	446,224	23,029

5.7. TRADE RECEIVABLES

Accounting policy:

Trade receivables are initially recognized at the unconditional consideration amount unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade receivables with the intention of collecting the contractual cash flows, and subsequently measuring them at amortized cost using the effective interest rate method.

For the purpose of estimating credit losses, trade receivables have been categorized according to their credit risk characteristics and days overdue. A loss allowance for anticipated credit losses is recognized as a component of selling expenses.

The expected loss rates are derived from historical credit losses incurred during the period. Historical loss rates may be modified to reflect current and forecasted information regarding macroeconomic factors that influence the ability of customers to settle receivables. The Company has determined that the implied interest rate in the agreement is the most significant factor, and as a result, it adjusts historical loss rates based on the anticipated changes to this factor.

65

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	12/31/2024	12/31/2023
Domestic market	3,220,315	2,790,623
Unbilled receivables (i)	853,993	782,813
Foreign market - foreign currency	134,127	32,308
	4,208,435	3,605,744
Expected credit losses	(212,701)	(161,108)
	3,995,734	3,444,636
Current	3,730,364	3,330,488
Non-current	265,370	114,148
Total	3,995,734	3,444,636

(i)Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed, however already recorded in the balance sheet in accordance with the Company's accounting policy.

The aging of accounts receivable is as follows:

	Consolidated
	12/31/2024	12/31/2023
Not overdue	3,615,094	3,181,795
Overdue
Up to 30 days	280,392	203,143
From 31 to 60 days	74,817	48,968
From 61 to 90 days	27,198	18,146
More than 90 days	210,934	153,692
Expected credit losses	(212,701)	(161,108)
	3,995,734	3,444,636

Changes in the expected credit losses are as follows:

Consolidated
Balance as of January 1, 2023	(154,618)
Provision / reversal	(31,053)
Foreign exchange	1,353
Write-offs	23,210
Balance as of December 31, 2023	(161,108)
Corporate reorganization (Note 9.2)	(17,606)
Provision / reversal	(54,882)
Write-offs	20,895
Balance as of December 31, 2024	(212,701)
5.8. RELATED PARTIES

Accounting policy

Commercial operations, involving related parties, are carried out at normal market prices. Financial and corporate transactions are carried out in accordance with the contracts established between the parties. Outstanding balances at year end are not guaranteed, are not subject to interest and are settled in cash. There were no guarantees given or received on any accounts receivable or payable involving related parties. At the end of each period, an analysis of the recovery of amounts and receivables is carried out and for the years ended December 31, 2024 and 2023 no provision was recognized.

The Company has a Cost Sharing Agreement that outlines the sharing of activities and expenses, along with reimbursement guidelines and other commercial terms for the allocation of group expenses. These expenses are classified as intercompany transactions.

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

66

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

a)            Accounts receivable and payable with related parties:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Current assets
Commercial operations
Raízen S.A. (i)	5,241	7,798	72,518	63,004
Rumo S.A.	25,706	6,214	—	—
CLI Sul S.A.	10	10	19,458	21,633
Cosan Lubrificantes e Especialidades S.A. (ii)	14,164	5,722	—	—
Aguassanta Participações S.A.	—	88	—	88
Compass Gás e Energia S.A.	18,561	4,253	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	9,286
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	36,985	—
Vale S.A.			3,321	5,000
Radar Gestão de Investimentos S.A.	564	—	565	—
Radar Propriedades Agrícolas S.A.	1,885	—	—	—
Norgás S.A.	—	—	—	8,976
Other	239	121	3,052	452
	66,370	24,206	150,185	108,439
Financial and corporate operations
Raízen S.A. (i)	45,173	36,020	45,173	36,032
Cosan Dez Participações S.A. (iii)	—	111,659	—	—
Ligga S.A. (iv)	—	—	—	107,000
Cosan Luxembourg S.A	2,556	1,466	—	—
Other	—	—	1,705	—
	47,729	149,145	46,878	143,032
Total current assets	114,099	173,351	197,063	251,471

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	21,438	36,952
	—	—	21,438	36,952
Financial and corporate operations
Raízen S.A. (i)	28,864	46,911	26,920	46,935
Cosan Lubrificantes e Especialidades S.A. (ii)	109,550	127,834	—	—
Ligga S.A. (iv)	154,468	—	154,468	—
Other	—	—	—	4,733
	292,882	174,745	181,388	51,668
Total non-current assets	292,882	174,745	202,826	88,620
Related parties receivables	406,981	348,096	399,889	340,091

67

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Current liabilities
Commercial operations
Raízen S.A. (i)	8,176	4,099	303,656	232,713
Termag - Terminal Marítimo de Guarujá S.A.	—	—	8,149	10,500
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	45,119	—
Aguassanta Participações S.A.	—	—	—	984
Cosan Lubrificantes e Especialidades S.A. (ii)	6	1,065	—	—
Vale S.A.			—	4,000
Other	58	6,065	1,932	39,542
	8,240	11,229	358,856	287,739
Financial and corporate operations
Raízen S.A. (i)	56,478	32,405	57,554	34,421
Cosan Overseas Limited (v)	40,012	31,282	—	—
Cosan Luxembourg S.A. (v)	105,890	123,983	—	—
	202,380	187,670	57,554	34,421
Total current liabilities	210,620	198,899	416,410	322,160
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A. (ii)	591,491	655,683	—	—
Cosan Luxembourg S.A. (v)	3,342,012	3,355,612	—	—
Cosan Overseas Limited (v)	3,117,823	2,437,595	—	—
Raízen S.A. (i)	1,078	1,078	1,078	1,078
Total non-current liabilities	7,052,404	6,449,968	1,078	1,078
Payables to related parties	7,263,024	6,648,867	417,488	323,238

(i)

Current and non-current assets receivable from Raízen S.A. and its subsidiaries are, substantially, tax credits that will be reimbursed to the Company when realized. The preferred shares are used by Raízen to reimburse Cosan, with preferred dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent Cosan S.A.'s obligation to reimburse Raízen S.A. and its subsidiaries for expenses related to settled legal disputes and other liabilities incurred prior to the formation of the joint venture.

(ii)	On December 31, 2018, an agreement for the assumption of rights and obligations was entered into, and assets and liabilities related to the fuel business were transferred, arising from the acquisition of Esso Brasileira de Petróleo Ltda. (“Esso”) in 2008, which were not contributed to the formation of Raízen.
(iii)	The highlighted amounts refer to expenses incurred by Cosan S.A. in the process of issuing preferred shares of Cosan Dez while they were in the process of incorporation, and which will be reimbursed by these entities.
(iv)	Balance of financial operation between the Company and Ligga S.A. calculated at 120% of the CDI rate.
(v)

These operations serve as a vehicle for transferring funds from the Company to the subsidiaries, which are the holders of Senior Notes and are responsible for honoring their obligations. The increases observed in these liability balances refer to the creation of a loan arising from the transfer of the Senior Notes due 2029 debt and foreign exchange rate variation, which was levied on the Export Prepayment (“PPE”) operations that we have today between the Companies and the subsidiaries Cosan Luxemburgo and Cosan Overseas Limited (“Cosan Overseas”).

68

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

b)          Transactions with related parties:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Operating income
Raízen S.A. (i)	—	—	1,294,971	974,612
Elevações Portuárias S.A.	—	—	12,375	15,434
Vale S.A.	—	—	46,350	56,000
	—	—	1,353,696	1,046,046

Purchase of goods / inputs / services
Raízen S.A. (i)	(45)	—	(3,129,874)	(2,251,896)
Vale S.A.	—	—	(4,544)	(52,000)
Elevações Portuárias S.A.	—	—	—	(16,536)
Other	—	—	—	(74,785)
	(45)	—	(3,134,418)	(2,395,217)

Shared income (expenses)
Compass Gás e Energia S.A.	102,044	10,908	—	—
Companhia de Gás de São Paulo - COMGÁS	(12)	(176)	—	—
Radar Propriedades Agrícolas S.A.	1,881	—	—	—
Cosan Lubrificantes e Especialidades S.A.	6,576	5,275	—	—
Elevações Portuárias S.A.	—	—	—	(753)
Raízen S.A.	(5,352)	(4,887)	(30,156)	(83,054)
Rumo S.A.	26,497	6,195	—	—
Trizy - Sinlog Tec. Em Logistica S.A.	—	129	—	—
Other	(8)	56	(22)	(2)
	131,626	17,500	(30,178)	(83,809)

Finance result
Cosan Luxembourg S.A.	(1,139,998)	(269,661)	—	—
Cosan Overseas Limited	(912,722)	(14,199)	—	—
Aldwych Temple Venture Capital Limited	—	46,191	—	—
Other	4,818	—	4,808	—
	(2,047,902)	(237,669)	4,808	—
Total	(1,916,321)	(220,169)	(1,806,092)	(1,432,980)

(i)          The amount is related to the purchase of fuels and provision of logistics transport by the subsidiary Rumo.

c)            Remuneration of administrators and directors:

               The Company has a compensation policy approved by the Board of Directors. Compensation of the Company's key management personnel includes salaries, contributions to a defined post-employment benefit plan and share-based payment. On May 29, 2024, the Annual General Meeting approved the global annual compensation of the managers and members of the Fiscal Council for the 2023 fiscal year. We present below the results of the Parent Company and Consolidated:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Short-term benefits to employees and directors	52,437	44,465	175,487	207,026
Share-based compensation	51,587	73,513	67,569	97,510
Post-employment benefits	534	532	2,369	2,888
Employment termination benefits	1,645	—	1,645	60,781
Other long-term benefits	—	—	5,981	—
	106,203	118,510	253,051	368,205

69

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

5.9. TRADE PAYABLES
Accounting policy: Due to the short-term nature of trade payables, their carrying amounts are the same as their fair values, and they are generally paid within 30 to 45 days of recognition.

The following are the supplier balances:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Material and services suppliers	2,744	2,431	4,205,516	3,110,114
Natural gas(i)/ transport and logistics suppliers	156	—	982,333	1,074,411
	2,900	2,431	5,187,849	4,184,525

Current	2,900	2,431	5,168,593	3,920,273
Non-current	—	—	19,256	264,252
Total	2,900	2,431	5,187,849	4,184,525

   (i)             The open balance of natural gas supply primarily refers to the natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”).

5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY

Accounting policy:

The sectoral financial assets and liabilities are intended to neutralize the economic impacts on the distributors' results of the difference between the cost of gas and the tax rates contained in the resolutions issued by the regulatory agencies and those actually included in the tariff at each tariff adjustment/revision.

The regulatory agencies of the indirect subsidiaries:

  Comgás and Necta Gás Natural S.A. (“Necta”) regulated by Agência Reguladora de Serviços Públicos do Estado de São Paulo (“ARSESP”) through Deliberation No. 1,010.
  Compagas regulated by Agência Reguladora do Paraná (“AGEPAR”) through Resolution 028/2022.

Based on the aforementioned resolutions, the subsidiary Compass concluded that there was no uncertainty as to the recognition of the sector's financial assets and liabilities as amounts effectively receivable or payable.

Accordingly, subsidiaries recognize sectoral financial assets and liabilities in their financial statements, calculated as the difference between the actual cost and the cost considered in the tariff adjustments, generating a right when the realized cost is higher than that considered in the tariff, or an obligation when the costs are lower than those considered in the tariff. The differences are considered in the subsequent tariff adjustment and become part of the tariff adjustment index of the distributors.

For the indirect subsidiary Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”), the recognition of sectoral financial assets and liabilities will only be recorded after the regulation of the respective regulatory agency, the Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul (“AGERGS”).

70

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The movement of net sectoral financial assets (liabilities) was as follows:

	Sectorial assets	Sectorial liabilities (iv)	Total
Balance as of January 1, 2023	342,333	(1,616,616)	(1,274,283)
Cost of gas (i)	27,954	—	27,954
Tax credits	12,425	(47,144)	(34,719)
Monetary update (ii)	49,098	(146,938)	(97,840)
Deferral of IGP-M (iii)	116,890	—	116,890
Balance as of December 31, 2023	548,700	(1,810,698)	(1,261,998)
Cost of gas (i)	(12,437)	(2,210)	(14,647)
Tax credits	—	(65,710)	(65,710)
Monetary update (ii)	71,981	(161,621)	(89,640)
Deferral of IGP-M (iii)	117,418	—	117,418
Business combination	5,980	—	5,980
Balance as of December 31, 2024	731,642	(2,040,239)	(1,308,597)

Current	221,947	(64,718)	157,229
Non-current	509,695	(1,975,521)	(1,465,826)
Total	731,642	(2,040,239)	(1,308,597)

(i)

Refers to the difference between the cost of gas purchased and that contained in tariffs, which is fully classified as current assets since the regulator's deliberation calls for annual tariff recovery for the residential and commercial segments and quarterly tariff recovery for the other segments.

(ii)	Recalculation of the gas current account and extemporaneous credit using the SELIC rate.
(iii)	Appropriation of the deferral of the IGP-M for the residential and commercial segments.
(iv)	The ARSESP's conclusion on the refund to consumers of PIS and COFINS credits resulting from the exclusion of ICMS from the calculation base has been extended to May 20, 2025, in accordance with Resolution No. 1573 of September 23, 2024. Until ARSESP defines the next steps and the restitution schedule, the Company is keeping the amounts accrued as non-current sector liabilities.

71

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

5.11. FAIR VALUE MEASUREMENTS

Accounting policy:

Fair value is the price that would be obtained for the sale of an asset or paid for the transfer of a liability in an unforced transaction between market participants on the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability will occur:

  In the principal market for the asset or liability; or
  In the absence of a principal market, in the most advantageous market for the asset or liability. The Company must have access to the main or most advantageous market.

The measurement of the fair value of an asset or liability is based on the assumptions that market participants would use to set the price, assuming that they are acting in their best economic interests.

For non-financial assets, fair value measurement considers the market participant's ability to generate economic benefits by using the asset in its best possible use or by selling it to another participant who would use it for the same purpose.

The best evidence of the fair value of a financial instrument on initial recognition is generally the transaction price, i.e. the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and is not evidenced by a quoted price in an active market for an identical asset or liability, nor based on a valuation technique for which any unobservable data is considered insignificant, the financial instrument is initially measured at fair value adjusted to reflect the difference between the initial fair value and the transaction price. Subsequently, this difference is recognized in profit or loss in an appropriate manner over the life of the instrument, or until the valuation is fully supported by observable market data or the transaction is closed, whichever occurs first.

All assets and liabilities measured or disclosed at fair value in the financial statements are classified within the fair value hierarchy, as described below:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity has access at the measurement date;
  Level 2: valuation techniques for which the inputs are not the quoted prices included in Level 1, but which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices);
  Level 3: valuation techniques that include information about the asset or liability that is not based on observable market data (unobservable information).

When measuring the fair value of an asset or liability, the Company uses observable market data as much as possible. The specific valuation techniques used to value financial instruments include:

  Use of quoted market prices;
  Fair value calculated as the present value of estimated future cash flows. Estimates of future floating rate cash flows are based on quoted swap rates, futures prices and interbank lending rates. The estimated cash flows are discounted using a yield curve constructed from similar sources and reflecting the relevant reference interbank rate used by market participants for this purpose when pricing interest rate swaps. The estimate of fair value is subject to a credit risk adjustment that reflects the credit risk of the Company and its counterparty; this is calculated based on the credit spreads derived from the current credit default swap; and
  For other financial instruments, discounted cash flow analysis.

External valuers may be involved in the valuation of significant assets and liabilities, such as investment properties, unlisted financial assets and contingent consideration.

For fair value disclosure purposes, the Company defines classes of assets and liabilities based on their nature, characteristics and risks involved, as well as the level of the fair value hierarchy, as explained above.

All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

72

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

		Carrying amount		Assets and liabilities measured at fair value
		12/31/2024	12/31/2023	12/31/2024			12/31/2023
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	2,122,442	3,298,142	—	2,122,442	—	—	3,298,142	—
Marketable securities	5.3	3,386,301	3,503,961	—	3,386,301	—	—	3,503,961	—
Other financial assets		4,495	3,113	4,495	—	—	3,113	—	—
Investment properties (i)	11.5	16,818,919	15,976,126	—	—	16,818,919	—	—	15,976,126
Derivate financial instruments	5.6	3,799,328	2,546,799	—	3,799,328	—	—	2,546,799	—
Total		26,131,485	25,328,141	4,495	9,308,071	16,818,919	3,113	9,348,902	15,976,126
Liabilities
Loans, financing and debentures(ii)	5.4	(66,455,426)	(56,904,654)	—	(28,294,034)	—	—	(22,952,492)	—
Derivative financial instruments	5.6	(3,470,204)	(3,415,145)	—	(3,470,204)	—	—	(3,415,145)	—
Total		(69,925,630)	(60,319,799)	—	(31,764,238)	—	—	(26,367,637)	—

(i)	The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas ("ABNT"). The discount rates used varies between 6.06% p.a. and 10.40% p.a. on December 31, 2024 (11.12% to 11.20% p.a. on December 31, 2023).
(ii)	The fair value of the Company’s loans does not differ significantly from their carrying value except for the debts that are designated at fair value through the result.

For debts having a market value quoted on the Luxembourg Stock Exchange the measurement of fair value for disclosure purposes is based on the quoted market price as follows:

Debt	Company	12/31/2024	12/31/2023
Senior Notes 2028	Rumo Luxembourg S.à r.l.	97.32%	96.41%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	84.30%	85.65%
Senior Notes 2027	Cosan Luxembourg S.A.	99.63%	100.92%

73

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

5.12. FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit or loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	Future commercial transactions. Recognized financial assets and liabilities not denominated in Reais.	Cash flow forecasting Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, borrowings and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk – price	Future business transactions Investment in securities	Cash flow forecasting Sensitivity analysis	Future price of electricity (purchase and sale) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	Analysis by maturity Credit ratings	Availability and lines of credit
Liquidity risk	Loans, borrowings and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the Company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management. An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

74

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

a)         Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee.

  Foreign exchange risk

The Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	12/31/2024	12/31/2023
Cash and cash equivalents	1,861,070	284,956
Trade and Other receivables	35,807	7,678
Trade payables	(691,312)	(441,768)
Loans, borrowings and debentures	(24,263,167)	(24,861,084)
Leases	(2,121,304)	(1,627,104)
Consideration payable	(246,256)	(203,094)
Derivative financial instruments (notional)	22,576,441	14,182,102
Foreign exchange exposure, net	(2,848,721)	(12,658,314)

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	698,880	1,177,371	1,651,797	228,521	(245,903)
Trade payables	High FX rate	1,467	(16,731)	(34,929)	19,664	37,862
Derivative financial instruments	Low FX rate	4,243,995	5,859,780	9,412,121	(1,244,902)	(4,797,244)
Loans, borrowings and debentures	High FX rate	(2,397,999)	(6,074,195)	(9,522,767)	827,081	4,277,031
Leases	High FX rate	(1,977,043)	(2,496,896)	(3,016,748)	(1,457,192)	(937,340)
Consideration payable	High FX rate	4,864	12,244	19,625	(2,517)	(9,898)
Impacts on profit or loss before tax		574,164	(1,538,427)	(1,490,901)	(1,629,345)	(1,675,492)

	Exchange rate sensitivity analysis
	12/31/2024	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	6.1923	6.0700	7.5875	9.1050	4.5525	3.0350
Euro	6.4363	6.2521	7.8151	9.3782	4.6891	3.1261
GBP	7.5268	7.7620	9.7025	11.6430	5.8215	3.8810

As of December 31, 2024, the Company had no net exposure to exchange rate variation on liabilities denominated in yen.

75

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

ii. Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates associated with its loans and use derivative instruments to mitigate the risk associated with such fluctuations.

Below is a sensitivity analysis of interest rates on loans and financing and financial assets linked to the CDI rate with 25% and 50% pre-tax increases and decreases:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	6,883,120	7,428,009	7,972,899	6,338,230	5,793,340
Marketable securities	1,505,149	1,612,733	1,720,320	1,397,562	1,289,977
Restricted cash	70,762	76,708	82,653	64,816	58,870
Lease and concession in installments	(173,652)	(214,221)	(254,790)	(133,084)	(92,515)
Leases liabilities	(1,030,002)	(1,183,797)	(1,335,820)	(877,983)	(724,191)
Derivative financial instruments	(1,211,573)	(2,519,072)	(3,238,465)	(742,121)	350,501
Loans, borrowings and debentures	(19,620,497)	(21,374,512)	(22,586,330)	(18,950,875)	(17,739,057)
Other financial liabilities	(736,049)	(769,441)	(802,834)	(702,657)	(669,264)
Impacts on the income (loss) before taxes	(14,312,742)	(16,943,593)	(18,442,367)	(13,606,112)	(11,732,339)

Part of the amount shown under derivative financial instruments corresponds to the TRS:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Derivative financial instruments	(153)	(192)	(230)	(115)	(77)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	14.40%	17.99%	21.59%	10.80%	7.20%
CDI	14.30%	17.87%	21.44%	10.72%	7.15%
TJLP462 (TJLP + 1% p.a.)	9.20%	11.25%	13.30%	7.15%	5.10%
TJLP	8.20%	10.25%	12.30%	6.15%	4.10%
IPCA	4.74%	5.93%	7.11%	3.56%	2.37%
IGPM	4.11%	5.14%	6.16%	3.08%	2.05%
Fed Funds	4.00%	5.00%	6.00%	3.00%	2.00%
SOFR	3.94%	4.92%	5.91%	2.95%	1.97%

76

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

iii. Price risk
  Options

We use derivative financial instruments called options to limit our exposure to changes in the value of Vale shares. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the framework mentioned reflect the impacts of the intrinsic values of the options as the shares appreciate or depreciate.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call Spread)	1.34%	77,341	260,420	470,001	27,308	811
    Call Option (“Call”)

  The Company has a call option which gives it the right to repurchase all the preferred shares of Cosan Nove and Cosan Dez, which may be exercised as of the third year after the execution of the respective agreements in December 2022.

  As of December 31, 2024, the Company measured the fair value of the call option and concluded that it is out of price.

    Contingent put option

  In the shareholders' agreements entered into between the Company and the banks Itaú and Bradesco regarding the issuance of preferred shares, it was defined that both financial institutions have a contingent put option only when the specific adverse material effects provided for in the contract occur, which are under the Company's control and, therefore, do not constitute a financial obligation.

  The prices for the exercise of the options are calculated based on the initial amounts of R$4,115,000 and R$4,000,000 adjusted by a weighted average rate of CDI + 1.25% minus the dividends received by non-controlling shareholders in this period, which, on December 31, 2024, is represented by the amounts of R$4,596,631 and R$3,943,883, respectively.

    Total Return Swap (TRS)

  We are exposed to risks linked to CSAN3 share prices. To mitigate such exposures, total return swap derivatives of 110,995,312 shares of CSAN3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 1.31% on the passive side.

  The sensitivity analysis considers the closing share price as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Net exposure options	(1,166)	226	453	(226)	(453)
Value of the share (CSAN3)	8.16	10.20	12.24	6.12	4.08

77

  Notes to the consolidated financial statement

  (In thousands of Reais, except when otherwise indicated)

  b)        Credit risk

  The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

	12/31/2024	12/31/2023
Cash and cash equivalents	16,903,542	14,658,481
Trade receivables	3,995,734	3,444,636
Marketable securities	3,386,301	3,503,961
Restricted cash	174,303	203,252
Derivative financial instruments	3,799,328	2,546,799
Receivables from related parties	399,889	340,091
Receivable dividends and interest on equity	153,548	255,777
Other financial assets	4,495	3,113
	28,817,140	24,956,110

  The Company is exposed to risks related to its cash management activities and temporary investments.

  The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

  The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. To mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers.

  The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

  Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	12/31/2024	12/31/2023
AAA	22,706,407	20,475,536
AA	803,935	172,871
A	571,942	124,932
Not rated	181,190	139,154
	24,263,474	20,912,493

78

  Notes to the consolidated financial statement

  (In thousands of Reais, except when otherwise indicated)

  c)         Liquidity risk

  The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

  The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	12/31/2024					12/31/2023
	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(2,040,150)	(2,788,533)	(23,755,704)	(35,985,958)	(64,570,345)	(67,935,471)
Trade payables	(5,168,593)	(5,502,220)	—	—	(10,670,813)	(4,184,525)
Other financial liabilities	(770,103)	—	—	—	(770,103)	(476,895)
Installment of tax debts	(238,151)	(531)	—	(216,203)	(454,885)	(217,267)
Leases	(774,671)	(861,654)	(1,391,789)	(17,920,222)	(20,948,336)	(20,874,841)
Lease and concession in installments	(274,703)	(271,839)	(533,640)	(200,926)	(1,281,108)	(1,137,295)
Payables to related parties	(416,410)	—	—	—	(416,410)	(322,160)
Dividends payable	(96,722)	—	—	—	(96,722)	(549,054)
Consideration payable	(10,837)	(10,837)	(21,673)	(142,275)	(185,622)	(153,595)
Derivative financial instruments	(2,548,753)	(2,377,825)	3,533,512	7,921,505	6,528,439	(4,917,895)
	(12,339,093)	(11,813,439)	(22,169,294)	(46,544,079)	(92,865,905)	(100,768,998)

  d)        Capital management risk

  The group manages the capital structure and adjusts it considering changes in economic conditions and requirements of financial covenants. To maintain or adjust the capital structure, the Group may adjust the payment of dividends to shareholders, return capital to them or issue new shares. The Company monitors capital mainly through the leverage index, calculated as net debt on EBITDA.

  The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth.

  To achieve this general objective, the Group’s capital management, among other things, aims to ensure compliance with the financial commitments associated with loans and financing that define capital structure requirements.

79

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)

  6. OTHER TAX RECEIVABLE

  Accounting Policy:

  Tax assets are measured at cost and primarily consist of (i) tax effects that are recognized when the asset is sold to a third party or recovered through amortization over the remaining economic life of the asset; and (ii) tax receivables that are expected to be recovered as refunds from tax authorities or as a reduction for future tax liabilities.

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
COFINS	3,699	3,699	551,156	487,160
PIS	1	—	114,956	110,904
Tax credits	35,177	33,639	35,177	33,639
ICMS	—	—	1,105,839	924,180
ICMS CIAP	—	—	289,615	189,813
Other	1,664	4,647	123,946	132,863
	40,541	41,985	2,220,689	1,878,559

Current	5,364	8,346	886,136	745,856
Non-current	35,177	33,639	1,334,553	1,132,703
Total	40,541	41,985	2,220,689	1,878,559
  7. INVENTORIES

  Accounting policy:

  Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, minus the estimated completion costs and estimated costs necessary to make the sale). The cost of finished and work-in-progress goods comprises direct materials, direct labor and an appropriate proportion of variable and fixed overheads, the latter of which are allocated based on normal operating capacity. Costs are assigned to individual inventory items based on weighted average costs.

  The provision for obsolete inventories is made for risks associated with the realization and sale of obsolete inventories, and is measured at net realizable value or cost, whichever is lower.

	Consolidated
	12/31/2024	12/31/2023
Finished products	1,664,235	1,254,818
Parts and accessories	207,794	178,260
Construction Materials	193,450	316,370
Warehouse and other	7,426	43,266
	2,072,905	1,792,714

  The balances are presented net of a provision of R$38,449 for obsolete inventories on December 31, 2024 (R$78,709 on December 31, 2023).

80

  Notes to the consolidated financial statement

  (In thousands of Reais, except when otherwise indicated)

  8.  ASSETS AND LIABILITIES HELD FOR SALE DISCONTINUED OPERATION

  Accounting policy:

  The Company classifies non-current assets (mainly agricultural investment properties, from the Cosan Investimentos segment) and disposal groups as held for sale if their carrying values are recovered mainly through a sale transaction and not through continuous use. Non-current assets and disposal groups classified as held for sale (except investment properties measured at fair value) are measured at the lower of carrying value and fair value less costs to sell. Selling costs are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expenses.

  The criteria for classifying held for sale are considered met only when the sale is highly probable and the asset or group for disposal is available for immediate sale in its current condition. The actions required to complete the sale must indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the asset sale plan and the sale is expected to be completed within one year of the classification date.

  Assets and liabilities classified as held for sale are presented separately in the financial position.

  a)                Breakdown and Changes of assets held for sale:

    Changes in assets held for sale
	Parent Company
	Receivables from related parties	Investments in subsidiaries and associates	Total
Balance as of January 1, 2023	—	—	—
Additions	2,998	—	2,998
Balance as of December 31, 2023	2,998	—	2,998
Additions	3,138	—	3,138
Write-offs	(5,172)	—	(5,172)
Transfers (i)	—	795,247	795,247
Balance as of December 31, 2024	964	795,247	796,211

	Consolidated
	Properties held for sale	Other assets held for sale	Total
Balance as of January 1, 2023	40,383	—	40,383
Additions	—	1,795,773	1,795,773
Transfers	444,782	—	444,782
Sale of agricultural properties held for sale	(142,773)	—	(142,773)
Balance as of December 31, 2023	342,392	1,795,773	2,138,165
Additions (ii)	280	60,792	61,072
Transfers (iii)	437,080	745	437,825
Sale of agricultural properties held for sale	(746,774)	—	(746,774)
Sale of investment (iv)	—	(911,500)	(911,500)
Balance as of December 31, 2024	32,978	945,810	978,788

81

  Notes to the consolidated financial statement

  (In thousands of Reais, except when otherwise indicated)

(i)	On September 26, 2024, the Company approved and concluded the dissolution of the subsidiary Atlântico Participações. All the assets, rights and obligations of this subsidiary were succeeded by the Company, as per note 9.1.
(ii)	As mentioned in note 2.1, the balance of R$60,792 corresponding to the investment in the associate Terminal XXXIX de Santos S.A. was added to the group of assets held for sale.
(iii)	Transfers in the amount of R$437,080 from the investment properties group, as per note 11.5.
(iv)	Full sale of the 51% stake in Norgás S.A., in the subsidiary Compass, as per note 2.1.
    Breakdown of assets held for sale
	Consolidated
	TUP Porto São Luis S.A	Radar	Rumo	Total
Cash and cash equivalents	48,231	—	—	48,231
Other current tax receivable	3,030	—	—	3,030
Investments in associates	—	—	60,792	60,792
Property, plant and equipment	395,757	—	—	395,757
Intangible assets and goodwill	437,965	—	—	437,965
Other assets	35	—	—	35
Properties held for sale	—	32,978	—	32,978
Total	885,018	32,978	60,792	978,788

  b)                 Breakdown of Liabilities held for sale:

Consolidated
TUP Porto São Luis S.A.
Trade payables	17,248
Employee benefits payables	1,828
Other liabilities	456
Deferred tax liabilities	66,606
Total	86,138

  c)                 Discontinued operation result:

	Parent company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Equity income	185,087	15,654	273,875	45,419
Controlling shareholders	185,087	15,654	185,087	15,654
Non-controlling shareholders	—	—	88,788	29,765

  The consolidated discontinued operation result on December 31, 2024 is composed of dividends received from the associate Norgás in the amount of R$31,925 and the gain on disposal in the amount of R$241,940 corresponding to the difference between the sale value of R$629,155 and its cost value of R$387,215.

82

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES
9.1. INVESTMENTS IN SUBSIDIARIES

Accounting policy:

The Company controls an entity when it is exposed to, or has a right over, variable returns arising from its involvement with the entity and has the ability to affect those returns through the exercise of its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the Company obtains control until the date on which control is discontinued.

The Company assesses whether it retains control over an investee if facts and circumstances indicate that there have been changes in one or more of the three elements of control mentioned above.

When the Company does not hold a majority of the voting rights in an investee, it retains control over the investee when the voting rights are sufficient to enable it, in practice, to unilaterally direct the relevant activities of the investee. In assessing whether the Company's voting rights in an investee are sufficient to give it control, the Company considers all relevant facts and circumstances, including:

  The size of the Company's holding of voting rights in relation to the size and dispersion of the holdings of other holders of voting rights;
  Potential voting rights held by the Company, by other holders of voting rights or by other parties;
  Rights arising from other contractual agreements; and
  Any additional facts and circumstances that indicate that the Company has, or does not have, the ability to direct the relevant activities when decisions need to be made, including voting at meetings.

When necessary, the financial statements of subsidiaries are adjusted to bring their accounting policies into line with the Company's accounting policies.

All intra-group transactions, balances, income, expenses and cash flows are eliminated in the consolidated financial statements.

Changes in holdings in subsidiaries that do not result in loss of control are accounted for as equity transactions. The book value of the Company's and non-controlling interests is adjusted to reflect changes in their respective interests in subsidiaries. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the Company's owners.

When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between: (i) the sum of the fair value of the consideration received and the fair value of any interest retained in the former subsidiary and (ii) the previous book value of the assets (including goodwill) and liabilities of the subsidiary and the non-controlling interest. Any amounts previously recognized in “Other comprehensive income” related to the subsidiary are treated as if the Company had directly disposed of the related assets and liabilities of the subsidiary (i.e. they are reclassified to profit or loss or transferred to another equity account). The fair value of any investment held in the former subsidiary on the date control is lost is considered as the fair value on initial recognition for subsequent accounting purposes, when applicable, or as the cost on initial recognition of an investment in an associate or joint venture.

In the Parent Company's individual financial statements, the financial information of subsidiaries is accounted for using the equity method.

83

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The Company's subsidiaries are listed below:

	12/31/2024	12/31/2023
Directly owned subsidiaries excluding treasury shares
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	97.50%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Oito S.A.	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Radar II Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Nova Agrícola Ponte Alta S.A. (ii)	50.00%	50.00%
Nova Amaralina S.A. Propriedades Agrícolas (ii)	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A. (ii)	50.00%	50.00%
Terras da Ponta Alta S.A. (ii)	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Manacá Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Paineira Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Tellus Brasil Participações S.A. (iii)	20.00%	20.00%
Janus Brasil Participações S.A. (iii)	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A. (iii)	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A. (iii)	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A. (iv)	30.40%	30.42%

(i)	Despite presenting an unsecured liability amount of R$39,310 on December 31, 2024, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintain its operational continuity. Subsidiaries have financial support from the Company.
(ii)	The Company is the majority shareholder, holding 50% of the capital stock plus one share.
(iii)	The Company holds more than 60% of the voting shares of each entity, has decision-making power over the relevant activities of each entity and has the right to appoint a majority of the members of the board of directors of each entity pursuant to a shareholders' agreement entered with certain other shareholders of these entities.
(iv)	The Company is the largest shareholder. In addition, the Company has decision-making power over the relevant activities of this entity and has the right to appoint a majority of the members of the board of directors in accordance with the shareholders' agreement entered with certain other shareholders of the entity.

84

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The following are investments in subsidiaries and related companies as of December 31, 2024, which are relevant to the Company:

a)             Parent company

	Shares issued by the subsidiary	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A. (i)	7,663,761,736	5,601,178,096	73.09%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	157,000	98.13%	98.13%
Cosan Oito S.A.	14,646,505,000	14,646,504,999	100.00%	100.00%
Cosan Global Limited	300	300	100.00%	100.00%
Cosan Dez Participações S.A. (i)	3,473,458,688	2,667,494,859	76.80%	72.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A. Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	13,403,684	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	53,461,349	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	119,063,044	71,609,945	61.14%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,979	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	24,474,635	70.00%	70.00%
Rumo
Rumo S.A.	1,854,868,949	562,529,490	30.40%	30.40%

(i)	The interest related to economic benefit differs from the ownership interest exclusively on account of dividend distribution.

85

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2024	Profit attributable to non-controlling interests	Discontinued operation	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Capital increase (reduction)	Gain (loss) on capital increase in subsidiary	Other	Balance as of December 31, 2024	Dividend receivable (i)
Rumo
Rumo S.A.	4,766,466	(291,668)	—	(3,482)	1,096	—	—	—	5,232	4,477,644	—
Cosan Corporate
Cosan Corretora de Seguros Ltda	1,257	2,076	—	—	—	—	—	—	—	3,333	—
Cosan Nove Participações S.A.	7,810,778	(713,895)	—	—	70,053	(127,080)	92,879	—	20,574	7,153,309	—
Cosan Dez Participações S.A.	5,179,164	1,094,942	185,087	—	(113,713)	(1,667,187)	(1,397,714)	85,669	—	3,366,248	11,717
Pasadena Empreendimentos e Participações S.A.	1,452	(1,703)	—	—	—	—	—	—	—	(251)	—
Cosan Limited Partners Brasil Consultoria Ltda	278	(60)	—	—	—	—	—	—	—	218	—
Cosan Oito S.A.	10,376,283	(3,630,024)	—	—	128,299	(546,000)	3,340,000	—	(67,299)	9,601,259	—
Atlântico Participações S.A. (ii)	902,421	(84)	—	—	—	—	—	—	(902,337)	—	—
Cosan Global	119,355	10,409	—	—	—	—	—	—	—	129,764	—
Other	25,112	2,705	—	—	3,596	—	—	—	—	31,413	—
Radar
Radar II Propriedades Agrícolas S.A.	1,153,530	113,818	—	—	—	(25,518)	(584)	—	—	1,241,246	—
Radar Propriedades Agrícolas S.A.	215,346	67,872	—	—	—	(16,968)	—	—	—	266,250	—
Nova Agrícola Ponte Alta S.A.	441,821	21,574	—	—	—	(7,988)	—	—	—	455,407	—
Nova Santa Bárbara Agrícola S.A.	27,948	8,239	—	—	—	(245)	—	—	—	35,942	1,958
Nova Amaralina S.A. Propriedades Agrícolas	220,184	12,140	—	—	—	(3,035)	—	—	—	229,289	134
Terras da Ponte Alta S.A.	92,122	(4,238)	—	—	—	10,237	—	—	—	98,121	—
Paineira Propriedades Agrícolas S.A.	210,735	24,339	—	—	—	(3,235)	—	—	—	231,839	—
Manacá Propriedades Agrícolas S.A.	209,644	23,397	—	—	—	(6,503)	—	—	—	226,538	—
Castanheira Propriedades Agrícolas S.A.	331,453	(4,050)	—	—	—	(2,183)	—	—	—	325,220	—
Tellus Brasil Participações S.A.	774,837	88,508	—	—	—	(77,864)	(18,385)	—	—	767,096	5
Janus Brasil Participações S.A.	1,122,692	126,164	—	—	—	(50,493)	—	—	—	1,198,363	2
Duguetiapar Empreendimentos e Participações S.A.	17,721	1,946	—	—	—	(14,715)	(4,217)	—	—	735	—
Gamiovapar Empreendimentos e Participações S.A.	114,336	31,710	—	—	—	(2,349)	—	—	—	143,697	1
Moove
Moove Lubricants Holdings	1,626,216	275,821	—	—	60,733	(630,000)	—	—	(7,214)	1,325,556	368
Other	627	38	—	—	(205)	—	—	—	—	460	—
Total investments in subsidiaries	35,741,778	(2,740,024)	185,087	(3,482)	149,859	(3,171,126)	2,011,979	85,669	(951,044)	31,308,696	14,185
Cosan Corporate
Cosan Luxembourg S.A.	(146,276)	(220,644)	—	—	—	—	103,198	—	—	(263,722)	—
Total provision for uncovered liability of subsidiary	(146,276)	(220,644)	—	—	—	—	103,198	—	—	(263,722)	—
Total	35,595,502	(2,960,668)	185,087	(3,482)	149,859	(3,171,126)	2,115,177	85,669	(951,044)	31,044,974	14,185
(i)	Dividends receivable by Cosan S.A. from its subsidiaries.
(ii)	Dissolution of the subsidiary Atlântico Participações S.A, more details in the Note 8.
(iii)	The net balance of capital increase/reduction in the amount of R$2,115,177 is also composed of the capital reduction of the subsidiary Cosan Dez in the amount of R$1,013,714 and the capital increase in the subsidiary Cosan Nove in the amount of R$92,879, both with no cash effect.
86

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2023	Interest in earnings of subsidiaries	Discontinued operation	Change of equity interest in subsidiary	Asset and liability valuation adjustment	Dividends	Capital (reduction) increase	Gain (loss) with capital increase in subsidiary	Other	Balance as of December 31, 2023	Dividend receivable
Rumo
Rumo S.A.	4,613,248	218,623	—	6,323	(391)	(51,986)	3,984	—	(23,335)	4,766,466	51,986
Cosan Corporate										—
Cosan Corretora de Seguros Ltda	244	1,013	—	—	—	—	—	—	—	1,257	—
Cosan Nove Participações S.A.	7,153,764	661,434	—	—	(39,996)	(88,496)	121,621	(32,732)	35,183	7,810,778	—
Cosan Dez Participações S.A.	4,311,213	825,074	15,654	—	1,502	33,456	5	—	(7,740)	5,179,164	11,717
Pasadena Empreendimentos e Participações S.A.	1,486	(34)	—	—	—	—	—	—	—	1,452	—
Cosan Limited Partners Brasil Consultoria Ltda	346	(68)	—	—	—	—	—	—	—	278	—
Other	73,565	(45,030)	—	—	(1,055)	—	—	—	(2,368)	25,112	—
Cosan Oito S.A.	8,258,622	(346,359)	—	—	11,230	(246,384)	2,716,500	—	(17,326)	10,376,283	—
Atlântico Participações S.A. (ii)	911,342	(8,921)	—	—	—	—	—	—	—	902,421	190
Cosan Global	128,868	(9,513)	—	—	—	—	—	—	—	119,355	—
Sinlog Tecnologia em Logística S.A.	20,155	(2,661)	—	—	—	—	—	12,622	(30,116)	—	—
Radar
Radar II Propriedades Agrícolas S.A.	943,255	174,346	—	—	—	37,831	(1,902)	—	—	1,153,530	8,199
Radar Propriedades Agrícolas S.A.	222,967	4,331	—	—	—	(4,677)	(7,275)	—	—	215,346	—
Nova Agrícola Ponte Alta S.A.	390,615	35,196	—	—	—	16,010	—	—	—	441,821	1,960
Nova Santa Bárbara Agrícola S.A.	31,504	(3,141)	—	—	—	(415)	—	—	—	27,948	1,712
Nova Amaralina S.A. Propriedades Agrícolas	192,332	12,971	—	—	—	14,881	—	—	—	220,184	—
Terras da Ponte Alta S.A.	81,292	14,440	—	—	—	(3,610)	—	—	—	92,122	11,072
Paineira Propriedades Agrícolas S.A.	169,216	40,115	—	—	—	1,404	—	—	—	210,735	4,433
Manacá Propriedades Agrícolas S.A.	170,613	40,163	—	—	—	19	(1,151)	—	—	209,644	2,694
Castanheira Propriedades Agrícolas S.A.	251,370	52,944	—	—	—	27,139	—	—	—	331,453	4,863
Tellus Brasil Participações S.A.	634,068	138,418	—	—	—	(9,970)	(4,526)	—	16,847	774,837	—
Janus Brasil Participações S.A.	884,053	227,451	—	—	—	(18,407)	—	—	29,595	1,122,692	—
Duguetiapar Empreendimentos e Participações S.A.	18,740	6,441	—	—	—	(7,458)	—	—	(2)	17,721	—
Gamiovapar Empreendimentos e Participações S.A.	122,561	4,731	—	—	—	(11,654)	(1,231)	—	(71)	114,336	—
Moove
Moove Lubricants Holdings	1,644,170	193,618	—	—	(183,732)	(35,808)	—	—	7,968	1,626,216	368
Other	762	290	—	—	(57)	(368)	—	—	—	627	—
Total investments in subsidiary	31,230,371	2,235,872	15,654	6,323	(212,499)	(348,493)	2,826,025	(20,110)	8,635	35,741,778	99,194
Cosan Corporate
Cosan Luxembourg S.A.	(146,473)	197	—	—	—	—	—	—	—	(146,276)	—
Total provision for uncovered liability of associates	(146,473)	197	—	—	—	—	—	—	—	(146,276)	—
Total	31,083,898	2,236,069	15,654	6,323	(212,499)	(348,493)	2,826,025	(20,110)	8,635	35,595,502	99,194

87

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Financial information of subsidiaries:

	Balance as of December 31, 2024				Balance as of December 31, 2023
	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year
Rumo S.A.
Rumo S.A.	50,593,026	(35,657,871)	14,935,155	(949,241)	49,238,439	(33,367,447)	15,870,992	721,915
Cosan Corporate
Cosan Corretora de Seguros Ltda	3,340	(6)	3,334	2,077	1,475	(218)	1,257	1,013
Cosan Nove Participações S.A.	9,357,768	(40,018)	9,317,750	(1,079,044)	10,378,188	(393)	10,377,795	999,748
Cosan Dez Participações S.A.	34,288,919	(27,301,766)	6,987,153	1,899,890	29,394,361	(19,707,828)	9,686,533	1,804,326
Pasadena Empreendimentos e Participações S.A.	493	(744)	(251)	(1,703)	2,013	(561)	1,452	(33)
Cosan Limited Partners Brasil Consultoria Ltda	270	(46)	224	(63)	287	—	287	(69)
Cosan Luxembourg S.A.	13,936,969	(14,200,691)	(263,722)	(220,644)	8,141,418	(8,287,693)	(146,275)	198
Cosan Oito S.A.	9,601,314	(49)	9,601,265	(3,630,024)	17,148,403	(6,772,114)	10,376,289	(346,359)
Atlântico Participações S.A.	—	—	—	—	992,412	(89,991)	902,421	(8,921)
Cosan Global	129,764	—	129,764	10,409	119,355	—	119,355	(9,513)
Radar
Radar II Propriedades Agrícolas S.A.	2,538,744	(77,782)	2,460,962	216,787	2,378,123	(91,077)	2,287,046	332,222
Radar Propriedades Agrícolas S.A.	672,546	(30,208)	642,338	163,743	549,223	(29,692)	519,531	10,448
Nova Agrícola Ponte Alta S.A.	1,135,683	(36,994)	1,098,689	52,048	1,108,509	(42,596)	1,065,913	84,912
Nova Santa Bárbara Agrícola S.A.	101,749	(15,034)	86,715	19,878	78,808	(11,380)	67,428	(7,577)
Nova Amaralina S.A. Propriedades Agrícolas	586,164	(32,993)	553,171	29,287	563,096	(31,890)	531,206	31,292
Terras da Ponte Alta S.A.	248,938	(12,213)	236,725	(10,224)	259,687	(37,436)	222,251	34,838
Paineira Propriedades Agrícolas S.A.	578,372	(19,051)	559,321	58,717	537,119	(28,711)	508,408	96,780
Manacá Propriedades Agrícolas S.A.	565,305	(18,776)	546,529	56,445	530,358	(24,585)	505,773	96,894
Castanheira Propriedades Agrícolas S.A.	811,527	(26,920)	784,607	(9,772)	840,064	(40,418)	799,646	127,731
Tellus Brasil Participações Ltda	4,103,826	(184,744)	3,919,082	452,174	4,129,945	(171,300)	3,958,645	707,176
Janus Brasil Participações S.A.	6,394,239	(271,665)	6,122,574	644,711	6,017,992	(282,158)	5,735,834	1,162,047
Duguetiapar Empreendimentos e Participações S.A.	97,542	(7,008)	90,534	32,906	97,542	(7,008)	90,534	32,906
Gamiovapar Empreendimentos e Participações S.A.	617,029	(32,890)	584,139	24,170	617,029	(32,890)	584,139	24,170
Moove
Moove Lubricants Holdings	9,301,161	(7,410,359)	1,890,802	394,122	7,969,260	(5,649,161)	2,320,099	276,938

88

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The following are investments in associates as of December 31, 2024, which are relevant to the Company:

b)            Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,250	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Terminal Multimodal de Grãos e Fertilizantes S.A.	60,005,000	30,002,500	50.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Corporate
Vale S.A(i)	4,539,007,580	177,342,515	4.15%

(i)

In April 2024, Cosan sold 33,524,185 Vale shares, reducing its stake by 0.78%. The figure of 4.15% refers to the percentage holding, excluding treasury shares, for calculating equity equivalence and receiving dividends.

	Balance as of January 1, 2024	Interest in earnings of associates	Impairment in associate	Dividends	Reclassification to assets held for sale	Write-off related to sale of shareholding	Business combination (ii)	Capital increase	Other	Balance as of December 31, 2024	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	6,170	2,335	—	(1,208)	—	—	—		—	7,297	—
Termag - Terminal Marítimo de Guarujá S.A.	6,018	(1,721)	—	—	—	—	—		—	4,297	—
TGG - Terminal de Granéis do Guarujá S.A.	15,960	7,463	—	(7,000)	—	—	—		—	16,423	—
CLI Sul S.A.	217,738	17,953		(12,900)			—		—	222,791	—
Terminal XXXIX S.A.	66,415	14,247	—	(19,870)	(60,792)	—	—		—	—	—
Terminal Multimodal de Grãos e Fertilizantes S.A	—	78		(20)	—	—	—	30,000	—	30,058	17
Compass
Companhia Paranaense de Gás - Compagás	403,532	27,656	—	(18,209)	—	—	(413,271)		292	—	—
Companhia de Gás de Santa Catarina - Scgás	640,332	46,179	—	(32,824)	—	—	—		—	653,687	5,495
CEG Rio S.A.	288,386	66,796	—	(18,390)	—	—	—		—	336,792	16,426
Companhia de Gás de Mato Grosso do Sul - Msgás	297,874	13,856	—	(24,254)	—	—	—		—	287,476	—
Norgás S.A.	—	—		—	—	—	—		—	—	7,425
Cosan Corporate
Vale S.A.	15,662,485	1,524,327	(4,672,396)	(1,041,100)	—	(2,462,833)	—		101,653	9,112,136	78,509
Other	6,459	(138)	—	—	—	—	—		1,288	7,609	—
	17,611,369	1,719,031	(4,672,396)	(1,175,775)	(60,792)	(2,462,833)	(413,271)	30,000	103,233	10,678,566	107,872

(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.
(ii)	As disclosed in note 9.2, the subsidiary Compass acquired a 51% stake and control of Compagas and is no longer considered an associate.

89

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2023	Interest in earnings of associates	Discontinued operation	Dividends	Capital reduction	Reclassification to held for sale	Reclassification of financial assets	Other	Balance as of December 31, 2023	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	5,654	1,716	—	(1,200)	—	—	—	—	6,170	—
Termag - Terminal Marítimo de Guarujá S.A.	8,464	(2,446)	—	—	—	—	—	—	6,018	—
TGG - Terminal de Granéis do Guarujá S.A.	17,468	8,826	—	(10,334)	—	—	—	—	15,960	—
Elevações Portuárias S.A.	296,746	38,992	—	(18,960)	(99,040)	—	—	—	217,738	—
Terminal XXXIX S.A.	53,136	28,247	—	(14,968)	—	—	—	—	66,415	—
Compass
Companhia Paranaense de Gás - Compagás	424,837	36,300	—	(57,956)	—	—	—	351	403,532	5,636
Companhia Pernambucana de Gás - Copergás	415,301	—	5,921	(19,238)	—	(401,984)	—	—	—	—
Companhia de Gás de Santa Catarina - Scgás	627,829	37,028	—	(24,525)	—	—	—	—	640,332	6,957
Sergipe Gás S.A. - SERGÁS	69,430	—	3,230	(5,466)	—	(67,194)	—	—	—	—
Companhia de Gás do Ceará - Cegás	184,537	—	11,573	(13,676)	—	(183,880)	—	1,446	—	—
CEG Rio S.A.	274,480	84,822	—	(70,916)	—	—	—	—	288,386	20,708
Companhia de Gás de Mato Grosso do Sul - Msgás	291,543	20,828	—	(14,497)	—	—	—	—	297,874	2,496
Companhia Potiguar de Gás - Potigas	168,887	—	14,371	(13,118)	—	(170,140)	—	—	—	—
Gás de Alagoas S.A. - Algás	68,448	—	10,324	(8,492)	—	(69,656)	—	(624)	—	—
Cosan Corporate
Vale S.A.	—	96,075	—	—	—	—	16,274,081	(707,671)	15,662,485	—
Other	7,183	11	—	—	—	—	—	(735)	6,459	39
	2,913,943	350,399	45,419	(273,346)	(99,040)	(892,854)	16,274,081	(707,233)	17,611,369	35,836

(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

90

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Financial information of associates:

	Balance as of December 31, 2024				Balance as of December 31, 2023
	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year
Rumo
Rhall Terminais Ltda.	26,500	(10,150)	16,350	7,987	33,060	(12,491)	20,569	5,983
Elevações Portuárias S.A.	2,183,550	(1,390,465)	793,085	66,042	1,251,643	(444,748)	806,895	194,954
Termag - Terminal Marítimo de Guarujá S.A.	280,950	(259,472)	21,478	(13,329)	298,815	(268,730)	30,085	4,721
TGG - Terminal de Granéis do Guarujá S.A.	233,962	(69,789)	164,173	68,477	242,779	(73,216)	169,563	88,867
Terminal XXXIX S.A.	—	—	—	—	481,569	(326,731)	154,838	53,986
Terminal Multimodal de Grãos e Fertilizantes S.A.	61,002	(1,032)	59,970	146	—	—	—	—

Compass
Companhia Paranaense de Gás - Compagás	—	—	—	—	1,208,959	(685,288)	523,671	96,866
Companhia de Gás de Santa Catarina - Scgás	1,127,032	(328,564)	798,468	162,847	1,118,237	(399,252)	718,985	153,217
CEG Rio S.A.	1,695,573	(953,322)	742,251	184,905	1,944,385	(1,326,484)	617,901	233,099
Companhia de Gás de Mato Grosso do Sul - Msgás	378,691	(197,859)	180,832	37,640	390,976	(193,298)	197,678	56,649

Cosan Corporate
Vale S.A.	455,316,000	(248,544,000)	206,772,000	31,592,000	423,626,000	(232,661,000)	190,965,000	39,940,000

91

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

9.2. ACQUISITION OF SUBSIDIARIES

Accounting policy:

Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is measured at fair value, calculated as the sum of the fair values of the assets transferred by the Company on the acquisition date, the liabilities incurred by the Company in relation to the former controlling shareholders of the acquired entity and the equity interests issued by the Company in exchange for control of the acquired entity. Acquisition-related costs are recognized in profit or loss as incurred.

The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.

In determining whether a set of activities and assets constitutes a business, the Company assesses whether the set of assets and activities acquired includes at least one input and one substantive process that together contribute significantly to the ability to generate output.

On the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value on that date, except for:

  Deferred tax assets or liabilities and assets and liabilities related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12/CPC 32 and IAS 19/CPC 33;
  Share-based payment plans held by the acquiree's employees that need to be replaced (plan replacement). All or part of the new replacement plan amount issued by the Company is included in the measurement of the consideration transferred in the business combination. This determination is based on the fair value of the replacement plan compared to the fair value of the acquiree's share-based payment plan and to the extent that this replacement plan relates to services rendered prior to the combination; and
  Assets classified as held for sale, in accordance with IFRS 5/CPC 31, which are measured in accordance with this standard.

When measuring fair values, valuation techniques are used which consider market prices for similar items, discounted cash flow, among others.

Initially, goodwill is measured as the excess of the consideration transferred over the net assets acquired (identifiable assets acquired, net of liabilities assumed). If the consideration is less than the fair value of the net assets acquired, the difference must be recognized in profit or loss as a gain on a bargain purchase.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the Company's cash-generating units that are expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

When goodwill is part of a cash-generating unit and a portion of that unit is disposed of, the goodwill associated with the portion disposed of must be included in the cost of the transaction when determining the gain or loss on disposal. The goodwill disposed of in these circumstances is determined on the basis of the proportional values of the portion disposed of in relation to the cash-generating unit held.

When the consideration transferred by the Company in a business combination includes a contingent consideration agreement, the contingent consideration is measured at fair value on the acquisition date and included in the consideration transferred in the business combination. Changes in the fair value of contingent consideration classified as measurement period adjustments are adjusted retroactively, with corresponding adjustments to goodwill. Measurement period adjustments correspond to adjustments resulting from additional information obtained during the “measurement period” (which cannot be longer than one year from the acquisition date), related to facts and circumstances existing on the acquisition date.

Subsequent accounting for changes in the fair value of contingent consideration not classified as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration classified as equity is not remeasured on subsequent disclosure dates, and its settlement is recorded in equity.

When a business combination is carried out in stages, the interest previously held by the Company in the acquiree is remeasured to its fair value on the acquisition date, and the corresponding gain or loss, if any, is recognized in profit or loss. The values of the interests in the acquired entity prior to the acquisition date, previously recognized in “Other comprehensive income”, are reclassified to profit or loss, to the extent that such treatment would have been appropriate if the interest had been sold.

92

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

As this is a fair value measurement, if new information obtained within one year of the acquisition date about the facts and circumstances that existed on the acquisition date indicates adjustments to the aforementioned amounts or any additional provisions that existed on the acquisition date, the accounting for the acquisition will be reviewed. Management expects that only the measurement of intangible assets will have any impact on this assessment.

Contingent liabilities recognized in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value on the acquisition date. At year-end, these contingent liabilities are measured at the higher of:

  the amount that would be recognized in accordance with IAS 37 (CPC 25); and
  the amount initially recognized, less the accumulated amortization of revenue recognized in accordance with IFRS 15 (CPC 47).

Companhia Paranaense de Gás – COMPAGAS.

On September 16, 2024, the indirect subsidiary Compass Dois completed the acquisition of a 51% stake in Companhia Paranaense de Gás - Compagas (“Compagas”) for the amount of R$962,125. Therefore, the subsidiary Compass now holds a total indirect stake of 63.5% in Compagas. Of this total, R$384,394 was paid up to the date of completion of the transaction, while R$577,731 (R$595,567 monetarily updated by the Selic rate as of December 31, 2024) corresponds to the remaining installments, which will be paid up to September 2026 and are recorded under “Other financial liabilities”. The outstanding balance is updated by SELIC, totaling R$17,835 on December 31, 2024.

The acquisition is in line with the strategy of the indirect subsidiary Compass to focus on irreplicable assets in the natural gas sector.

Compagas is headquartered in the city of Curitiba, the capital of the state of Paraná, and exclusively operates the piped natural gas distribution service for that state through a concession contract valid until July 2054.

In the preliminary evaluation carried out by the subsidiary Compass, the acquisition price was mostly allocated to the concession right and will be amortized over the term of the concession contract. In addition, a contingent liability was allocated in accordance with note 16.

The fair value of the assets and liabilities acquired is shown below. The value of non-controlling interests is measured by their proportional share in the fair value of the assets and liabilities acquired.

Transferred consideration
Cash transfer - on the date of signing the contract	47,270
Cash transfer - on the closing date	337,124
Remaining installments	577,731
Transferred consideration	962,125

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	53,801
Accounts receivable from customers	106,431
Income tax and social contribution to be recovered	25,869
Other taxes to be recovered	53,317
Other assets	81,269
Contract assets	56,627
Intangible	2,905,516
Loans, borrowings and debentures	(285,033)
Trade payables	(77,273)
Current income tax and social contribution payable	(21,258)
Other taxes payable	(32,066)
Other accounts payable	(138,952)
Provision for lawsuits	(98,126)
Deferred income tax and social contribution liabilities	(743,602)
Participation of non-controlling shareholders	(924,395)
Net assets acquired	962,125
Cash received	(53,801)
Consideration transferred, net of cash	908,324

93

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The consolidated income statement includes since the acquisition date net operating revenue and net income for the period in the amounts of R$314,288 and R$22,746, respectively generated by Compagas. Whether Compagas had been consolidated since January 1, 2024, the consolidated income statement for the period ended December 31, 2024 would have been increased by net operating revenue and net income for the period in the amounts of R$651,206 and R$26,448 respectively.

9.3. NON-CONTROLLING INTEREST IN SUBSIDIARIES

Accounting policy:

Non-controlling interests in subsidiaries are presented separately from the parent company's interest in consolidated equity. Non-controlling interests that represent equity interests and entitle their holders to a proportionate share of the entity's assets in the event of liquidation may be measured initially at fair value or based on the proportionate share of the acquired entity's identifiable net assets attributable to non-controlling interests. The choice of measurement method is made on a transaction-by-transaction basis. Other types of non-controlling interests are initially measured at fair value. After the acquisition, the book value of the non-controlling interests is determined by the value of these interests at initial recognition, adjusted by the portion of subsequent changes in the subsidiary's equity attributable to the non-controlling interests.

The result and each component of other comprehensive income are attributed to the Company's owners and to the non-controlling interests. The total comprehensive income of subsidiaries is attributed to the Company's owners and non-controlling interests, even if this results in a negative balance for non-controlling interests.

Below is summarized financial information for each subsidiary that has non-controlling interest that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	119,063,044	95,250,435	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	10,330,376	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,287,383,261	69.60%
Moove
Moove Lubricants Holdings	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,736	2,062,583,640	26.91%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.88%
Cosan Dez Participações S.A.	3,473,458,688	805,963,829	23.20%
94

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	Balance as of January 1, 2024	Profit attributable to non-controlling interests	Capital increase (reduction)	Sale of assets held for sales	Other comprehensive income	Dividends	Business combination	Other	Balance as of December 31, 2024
Compass
Comgás	32,145	14,726	—	—	—	(20,680)	—	446	26,637
Commit Gás S.A.	1,562,500	138,356	—	—	—	(456,045)	112,401	235	1,357,447
Norgás S.A.	372,030	—	—	(372,030)	—	—	—	—	—
Companhia Paranaense de Gás - COMPAGAS	—	1,569	—	—	—	(3,446)	462,197	188	460,508
Biometano Verde Paulínia S.A	237,981	1,228	—	—	—	(970)	—	—	238,239
Compass Gás e Energia	790,672	235,988	(179,999)	—	(19,254)	(269,808)	—	344	557,943
Rumo
Rumo S.A.	11,104,589	(657,631)	—		904	(6,676)	—	16,266	10,457,452
Moove
Moove Lubricants Holdings	695,848	118,209	—	—	26,028	(270,000)	—	(3,094)	566,991
Cosan Corporate
Cosan Limited Partners Brasil	7	(2)	—	—	—	—	—	—	5
Cosan Nove Participações S.A.	2,567,019	(365,149)	34,202		25,796	(105,000)	—	7,577	2,164,445
Cosan Dez Participações S.A.	1,512,041	501,890	(396,395)	—	(34,229)	(603,022)	—	(152)	980,133
Radar
Janus Brasil Participações S.A.	4,743,201	513,119	—	—	—	(205,270)	—	—	5,051,050
Tellus Brasil Participações S.A.	3,156,328	359,813	(74,741)	—	—	(316,542)	—	—	3,124,858
Gamiovapar Empreendimentos e Participações S.A.	472,244	128,911	—	—	—	(9,549)	—	—	591,606
Duguetiapar Empreendimentos e Participações S.A.	66,715	7,911	(17,143)	—	—	(59,821)	—	—	(2,338)
Radar II Propriedades Agrícolas S.A.	1,089,154	113,818	(584)	—	—	(25,518)	—	—	1,176,870
Radar Propriedades Agrícolas S.A.	204,444	67,872	—	—	—	(16,968)	—	—	255,348
Nova Agrícola Ponte Alta S.A.	417,013	21,574	—	—	—	(7,988)	—	—	430,599
Nova Amaralina S.A. Propriedades Agrícolas	29,893	12,140	—	—	—	(3,035)	—	—	38,998
Nova Santa Bárbara Agrícola S.A.	197,833	8,239	—	—	—	(245)	—	—	205,827
Terras da Ponte Alta S.A.	84,251	(4,238)	—	—	—	10,237	—	—	90,250
Paineira Propriedades Agrícolas S.A.	199,303	24,339	—	—	—	(3,235)	—	—	220,407
Manacá Propriedades Agrícolas S.A.	199,584	23,397	—	—	—	(6,503)	—	—	216,478
Castanheira Propriedades Agrícolas S.A.	291,078	(4,050)	—	—	—	(2,183)	—	—	284,845
	30,025,873	1,262,029	(634,660)	(372,030)	(755)	(2,382,267)	574,598	21,810	28,494,598

95

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2023	Profit attributable to non-controlling interests	Capital (reduction) increase	Gain (loss) with capital increase	Other comprehensive income	Dividends	Business combination	Reclassification	Other	Balance as of December 31, 2023
Compass
Comgás	27,151	11,419	—	—	444	(6,869)	—	—	—	32,145
Commit Gás S.A.	2,058,651	185,312	—	—	—	(309,324)	—	(372,030)	(109)	1,562,500
Norgás S.A.	—	—	—	—	—	—	—	372,030	—	372,030
Biometano Verde Paulínia S.A.	—	521	—	—	—	—	237,460	—	—	237,981
Compass Gás e Energia	782,583	192,358	—	—	132	(183,126)	—	—	(1,275)	790,672
Rumo
Rumo S.A.	10,797,146	503,029	(12,250)	(9,280)	704	(122,165)	—	—	(52,595)	11,104,589
Moove
Cosan Lubes Investments Limited	702,001	82,979	—	—	(78,742)	(15,346)	—	—	4,956	695,848
Cosan Corporate
Cosan Limited Partners Brasil	9	(2)	—	—	—	—	—	—	—	7
Cosan Nove Participações S.A.	2,634,310	338,315	—	32,732	(14,728)	(436,566)	—	—	12,956	2,567,019
Cosan Dez Participações S.A.	1,302,661	573,987	1	—	454	(372,772)	—	—	7,710	1,512,041
Sinlog Tecnologia em Logística S.A.	14,911	(1,969)	21,959	(12,622)	—	—	—	—	(22,279)	—
Radar
Janus Brasil Participações S.A.	3,773,279	924,908	—	—	—	(74,830)	—	—	119,844	4,743,201
Tellus Brasil Participações S.A.	2,584,058	562,713	(18,400)	—	—	(40,531)	—	—	68,488	3,156,328
Gamiovapar Empreendimentos e Participações S.A.	505,681	19,233	(5,004)	—	—	(47,377)	—	—	(289)	472,244
Duguetiapar Empreendimentos e Participações S.A.	70,857	26,185	—	—	—	(30,319)	—	—	(8)	66,715
Radar II Propriedades Agrícolas S.A.	878,879	174,346	(1,902)	—	—	37,831	—	—	—	1,089,154
Radar Propriedades Agrícolas S.A.	212,065	4,331	(7,275)	—	—	(4,677)	—	—	—	204,444
Nova Agrícola Ponte Alta S.A.	365,807	35,196	—	—	—	16,010	—	—	—	417,013
Nova Amaralina S.A. Propriedades Agrícolas	2,041	12,971	—	—	—	14,881	—	—	—	29,893
Nova Santa Bárbara Agrícola S.A.	201,389	(3,141)	—	—	—	(415)	—	—	—	197,833
Terras da Ponte Alta S.A.	73,421	14,440	—	—	—	(3,610)	—	—	—	84,251
Paineira Propriedades Agrícolas S.A.	157,784	40,115	—	—	—	1,404	—	—	—	199,303
Manacá Propriedades Agrícolas S.A.	160,553	40,163	(1,151)	—	—	19	—	—	—	199,584
Castanheira Propriedades Agrícolas S.A.	210,995	52,944	—	—	—	27,139	—	—	—	291,078
	27,516,232	3,790,353	(24,022)	10,830	(91,736)	(1,550,643)	237,460	—	137,399	30,025,873

96

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Summary - statement of financial position:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Current
Assets	1,590,825	1,020,790	46,918	4,903	31,765	91,412	3,451,323	3,846,647	559,288	819,887
Liabilities	(1,336,052)	(127,876)	(40,018)	(392)	—	(3,603)	(1,267,586)	(1,135,917)	(137,056)	(184,004)
Current net assets	254,773	892,914	6,900	4,511	31,765	87,809	2,183,737	2,710,730	422,232	635,883
Non-current
Assets	4,091,608	5,798,291	9,310,850	10,373,285	1,858,568	2,218,429	23,288,895	22,572,211	17,179,276	16,152,441
Liabilities	—	—	—	—	—	—	(10,741,388)	(9,611,588)	(602,315)	(613,705)
Non-current net assets	4,091,608	5,798,291	9,310,850	10,373,285	1,858,568	2,218,429	12,547,507	12,960,623	16,576,961	15,538,736
Shareholders’ equity	4,346,381	6,691,205	9,317,750	10,377,796	1,890,333	2,306,238	14,731,244	15,671,353	16,999,193	16,174,619

Summary - Statement of profit or loss and statement of other comprehensive income:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Net revenue	—	—	—	—	—	—	1,064,286	1,013,446	1,441,809	743,411
Income before taxes	1,556,754	1,396,633	(1,078,773)	1,005,640	394,309	207,982	(863,209)	769,233	1,936,036	2,820,202
Income tax	(15,863)	(2,301)	(271)	(5,892)	—	—	(96,038)	(49,569)	(130,285)	(147,636)
Result for the year	1,540,891	1,394,332	(1,079,044)	999,748	394,309	207,982	(959,247)	719,664	1,805,751	2,672,566
Other comprehensive results	(122,246)	1,957	76,229	(54,731)	86,760	(262,473)	1,300	1,011	—	—
Total comprehensive results	1,418,645	1,396,289	(1,002,815)	945,017	481,069	(54,491)	(957,947)	720,675	1,805,751	2,672,566
Comprehensive income attributable to non-controlling shareholders	(34,229)	454	25,796	(14,728)	26,028	(78,742)	904	704	—	—
Dividends paid	1,667,187	372,772	—	571,261	(900,000)	—	(170,817)	122,231	917,530	530,576

97

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Summary - Statement of Cash Flows:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash (generated (used in) in operating activities	35,059	(176)	3,390	14,941	(3,079)	(359)	469,310	674,137	999,607	626,057
Cash (generated (used in) in investing activities	2,366,296	757,196	63,262	555,408	896,369	(5,683)	(487,467)	(175,273)	22,667	(30,681)
Cash generated (used in) in financing activities	(2,770,208)	(372,772)	(65,000)	(571,261)	(900,000)	7,976	(692,256)	445,843	(1,029,179)	(581,012)
Reduction of cash and cash equivalents	(368,853)	384,248	1,652	(912)	(6,710)	1,934	(710,413)	944,707	(6,905)	14,364
Cash and cash equivalents at the beginning of the year	386,262	2,014	1,809	2,721	1,858	—	3,114,042	2,169,335	39,946	25,582
Effect of FX variation on thecash balance and cash equivalents	—	—	—	—	5,655	(76)	—	—	—	—
Cash and cash equivalents at the end of the year	17,409	386,262	3,461	1,809	803	1,858	2,403,629	3,114,042	33,041	39,946

   9.4. INVESTMENTS IN ASSOCIATES
Accounting policy:

An associate is an entity over which the Company exercises significant influence and which is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in decisions on the financial and operating policies of the investee, without exercising individual or joint control over these policies.

The results, assets and liabilities of associates are incorporated into these financial statements using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5/CPC 31.

Under the equity method, the investment in an associate is initially recognized at cost. The book value of the investment is adjusted for the purpose of recognizing changes in the Company's interest in the equity of the associate from the date of acquisition. The goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor tested separately for impairment. Consequently, reversals of impairments may include the reversal of goodwill impairments. Impairments and reversals are presented together with the item “Equity” in the statement of profit or loss for the year.

The Company discontinues the use of the equity method from the date on which the investment ceases to be an associate. When a Company holds an interest in a former associate and that interest is a financial asset, the Company measures the interest held at fair value on the basis of the data, and that fair value is considered to be its fair value at initial recognition. The difference between the carrying amount of the associate at the date on which the use of the equity method is discontinued and the fair value of any interest held, as well as any proceeds from the partial disposal of the interest in the associate, are included in determining the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets and liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by the associate is reclassified to profit or loss upon disposal of the corresponding assets and liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the associate is disposed of.

Transactions between associates and their non-controlling shareholders that affect equity are recognized by the equity method in the Company's profit or loss.

The associate's financial projections are prepared for the same reporting period as the Company. When necessary, adjustments are made so that the accounting policies are audited with the Company.

98

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

On November 30, 2023, the Company obtained sufficient evidence to demonstrate its ability to exercise significant influence over Vale's policies and operations. This evidence consisted of the participation of the member appointed by Cosan to Vale's Board of Directors in the policy-making process, including decisions on dividends and other distributions. Consequently, from that date onwards, Cosan considered Vale to be an associated company, recording the investment using the equity method.

a)      Summarized financial position:

The following table summarizes the financial information of the associate.

Fair value	12/31/2024	12/31/2023
Current assets	83,476,000	71,488,000
Non-current assets held for sale	—	19,041,000
Non-current assets	601,493,249	559,608,737
Current liabilities	82,297,159	69,424,316
Liabilities related to assets held for sale	—	2,714,000
Non-current liabilities	247,509,879	234,756,474
Revenue	206,005,000	208,066,000
Profits and losses from continuing operations	27,848,043	40,554
Other comprehensive income	6,474,000	(2,467,000)
Total comprehensive income	34,322,043	38,087,000
Equity	338,900,211	326,980,947
Cosan’s share in equity	4.15%	4.90%
Equity interest of Cosan’s Investment	14,064,359	16,022,066

Equity method	12/31/2024	12/31/2023 (i)
Profit for the period	31,592,400	2,189,734
Cosan's share in equity	4.15%	4.90%
Cosan's share of year	1,311,085	107,297
Amortization of fair value adjustments	107,193	(11,222)
Other equity effects	106,049	—
Equity in earnings	1,524,327	96,075

(i)	Equity in earnings related to the one-month period since the Company obtained significant influence at Vale on November 30, 2023.

99

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

 b)     Impairment test of investment in Vale

The Company periodically monitors its investments for the need to recognize impairment losses, in line with IAS 28/CPC 18.

During the year ended December 31, 2024, the Company identified a prolonged and significant loss of its investment in Vale, observing the variation in Vale's share price. Thus, in accordance with the requirements of IAS 28:41A to 41C/ CPC 18:41A to 41C, the Company performed the impairment test of its investment in Vale on December 31, 2024, recognizing a provision for impairment losses in the amount of R$4,672,396, as shown below:

Vale S.A.
Quantity held by Cosan on December 31, 2024	177,342,515
Recoverable value	9,112,136
Book value	13,784,532
Provision for impairment loss	(4,672,396)
Assumptions for the impairment calculation

The fair value of the investment on December 31, 2024 for the recognition of the provision for impairment considers the share price adjusted by sales costs which are (i) discount rate, and (ii) structuring fee, considering a sale via auction on B3 through the Book of Block Trade (“BBT”) operation.

100

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

10. INVESTMENT IN JOINT VENTURE

Accounting policy:

A joint venture is an agreement whereby the parties that have joint control of the agreement have rights to the net assets of the agreement.

The Company has an investment in a joint venture shown in the statement of financial position as the share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to align any different accounting policies that may exist. The Company’s share of the results and shareholder’s equity of the joint venture is included in the statement of profit or loss and other comprehensive income statement of changes in equity, respectively. Unrealized gains and losses resulting from transactions between the Company and its joint venture are eliminated to the extent of the Company’s investment in the joint venture, except where unrealized losses provide evidence of an impairment of the transferred asset. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in the joint venture and, when necessary, the carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (whichever is higher between the value in use and fair value less costs of disposal) with its carrying amount.

The investment in joint venture is considered as non-current assets and are shown at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with CPC 31/IFRS 5.

 The movements in investment in jointly controlled entities in the parent company were as follows:

	Raízen S.A.	Radar Gestão de Invest. S.A.	Total
Shares issued by the joint ventures	10,352,509,484	24,800,000
Shares held by Cosan	517,625,474	12,400,000
Cosan ownership interest	5.01%	50.00%

Balance as of January 1, 2024	1,320,592	—	1,320,592
Interest in earnings of joint ventures	(138,430)	(3,731)	(142,161)
Asset and liability valuation adjustments	15,897	—	15,897
Capital increase	—	12,337	12,337
Dividends	(13,593)	—	(13,593)
Balance as of December 31, 2024	1,184,466	8,606	1,193,072

101

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The movements in the investment in subsidiaries together in the consolidated were as follows:

	Raízen S.A.	Terminal Alvorada S.A	Radar Gestão de Invest. S.A.	Total
Shares issued by the joint venture	10,352,509,484	100,197,076	24,800,000
Shares held by Cosan	4,557,597,117	50,098,538	12,400,000

Cosan ownership interest	5.01%	50.00%	50.00%
Percentage of indirect interest (Cosan Nove)	25.86%	—	—
Total (i)	30.87%	50.00%	50.00%
Balance as of January 1, 2023	11,221,356	—	—	11,221,356
Interest in earnings of joint ventures	1,694,679	1,266	—	1,695,945
Asset and liability valuation adjustment	(7,428)	—	—	(7,428)
Capital increase	—	47,300	—	47,300
Dividends	(1,214,731)	—	—	(1,214,731)
Balance as of December 31, 2023	11,693,876	48,566	—	11,742,442
Interest in earnings of joint ventures	(1,218,804)	(7,445)	(3,731)	(1,229,980)
Asset and liability valuation adjustments	139,892	—	—	139,892
Capital increase (ii)	—	—	12,337	12,337
Dividends	(119,647)	—	—	(119,647)
Balance as of December 31, 2024	10,495,317	41,121	8,606	10,545,044

102

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Raízen S.A.

(i)	The Company's total interest in Raízen S.A. is made up of 5.01% direct interest and 39.09% indirect interest through Cosan Nove. The disclosed percentage of 25.86% refers to the economic benefit calculated by the result of Cosan S.A.'s participation in its subsidiary Cosan Nove of 66.16% multiplied by the interest of 39.09%. For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the interest of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.

The joint venture’s statement of financial position and statement of profit or loss are disclosed in the explanatory note 4 - Information by segment.

As of December 31, 2024, the Company was in compliance with the covenants of the agreement governing the joint venture.

Radar Gestão de Investimentos S.A.

(i)	Throughout the year of 2024, the Company contributed R$12,337 for the formation of the Radar Gestão de Invest join venture. S.A. with Nuveen Natural Capital Latam Gestora de Ativos Ltda, whose objective is the management and administration of real estate property in the Radar segment.
11.  PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OFF-USE AND INVESTMENT PROPERTIES

Accounting policy:

Reduction to recoverable amount

The recoverable amount is determined through value in use calculations, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and past performance. Discounted cash flows were prepared over a ten-year period and carried forward in perpetuity without considering an actual growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows is appropriate for the purpose of calculating the recoverable amount, because it reflects the estimated time of use of the asset and of the business groups.

The Company reviews impairment indicators for intangible assets with defined useful lives and fixed assets on an annual basis. In addition, goodwill and intangible assets with an indefinite useful life are subjected to an impairment test. An impairment occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the greater of its fair value less costs to sell and its value in use.

The assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long-term growth, and discount rates - are utilized in our assessment of impairment of assets as of the date of the financial position. No plausible change to central assumptions would be harmful. The primary assumptions used to determine the recoverable value of the various cash-generating units to which goodwill is allocated are described in the following section.

103

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

11.1. PROPERTY, PLANT AND EQUIPMENT

Accounting policy:

Identification and evaluation

Cost, less accumulated depreciation and any accumulated impairment losses is used to value Property, Plant and Equipment.

Subsequent expenditures are only capitalized when it is probable that the associated future economic benefits will accrue to the company. Ongoing repairs and maintenance expenses are recorded as they are incurred.

Depreciated from the date of availability for use or, for constructed assets, from the date of completion and readiness for use.

Unless it is capitalized as part of the cost of another asset, depreciation is calculated on the book value of Property, Plant and Equipment less estimated residual values using the straight-line method over its estimated useful life and recognized in profit or loss. Land is not depreciated.

Methods of depreciation, such as useful lives and residual values, are reviewed at the end of each fiscal year or when there is a significant change without an expected consumption pattern, such as a relevant incident or technical obsolescence. If applicable, any adjustments are recorded as changes to accounting estimates.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and improvements	4% - 5%
Machinery equipment and installations	8% - 11%
Furniture and fixtures	10% - 15%
Wagons	2.9% - 6%
Locomotives	3.3% - 8%
Permanent ways	3% - 4%
IT equipment	20%
Other	10% - 20%

104

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

a)             Reconciliation of carrying amount:

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent railways	Construction in progress	Other assets	Total	Total
Cost
Balance as of January 1, 2023	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077	82,094
Additions	11,356	18,671	898	710	4,577,377	15,497	4,624,509	1,380
Write-offs	(199,080)	(34,872)	(118,414)	(116,957)	(2,157)	(16,961)	(488,441)	—
Transfers	281,621	196,158	821,701	2,552,077	(3,710,146)	33,451	174,862	(28)
Exchange differences	(11,626)	(23,492)	—	—	1,944	(13,668)	(46,842)	—
Assets held for sale	(89)	—	—	—	(396,150)	(535)	(396,774)	—
Balance as of December 31, 2023	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391	83,446
Additions	5,626	3,787	—	—	6,673,050	4,657	6,687,120	7,523
Write-offs	(9,310)	(81,099)	(519,465)	(209,845)	(11,116)	(46,538)	(877,373)	(24)
Transfers (ii)	299,824	1,823,557	997,886	1,171,698	(4,371,472)	48,655	(29,852)	(16)
Impairment	—	—	—	—	(6,155)	—	(6,155)	—
Exchange differences	54,373	101,257	—	—	10,534	67,187	233,351	—
Balance as of December 31, 2024	2,568,098	3,946,765	9,176,942	13,814,183	7,080,796	812,698	37,399,482	90,929

Depreciation
Balance as of January 1, 2023	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)	(36,050)
Additions	(76,599)	(183,965)	(613,033)	(806,398)	—	(74,695)	(1,754,690)	(7,579)
Transfers	(49,649)	5,476	(6,838)	(31,199)	—	(45)	(82,255)	—
Write-offs	17,769	14,870	110,237	89,725	—	15,192	247,793	—
Exchange differences	3,536	4,684	—	—	—	3,775	11,995	—
Assets held for sale	40	937	—	—	—	404	1,381	—
Balance as of December 31, 2023	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)	(43,629)
Additions	(57,606)	(222,846)	(627,303)	(938,312)	—	(66,861)	(1,912,928)	(8,269)
Write-offs	4,041	73,206	457,597	5,099	—	37,199	577,142	7
Transfers (ii)	5,401	(6,881)	(23,170)	—	—	2,182	(22,468)	—
Exchange differences	(15,028)	(41,044)	—	—	—	(35,840)	(91,912)	—
Impairment	—	(213,621)	(891,604)	(1,267,439)	(401,513)	(3,706)	(2,777,883)	—
Balance as of December 31, 2024	(690,143)	(1,318,421)	(4,951,433)	(6,711,147)	(414,892)	(294,430)	(14,380,466)	(51,891)
Balance as of December 31, 2023	1,590,634	1,192,028	4,831,568	8,341,835	4,772,576	511,333	21,239,974	39,817
Balance as of December 31, 2024	1,877,955	2,628,344	4,225,509	7,103,036	6,665,904	518,268	23,019,016	39,038

(i)	On December 31, 2024, assets, mainly wagons and locomotives, at a cost of R$1,390,404 (R$1,390,404 on December 31, 2023), were pledged as collateral to secure bank loans.
(ii)	Transfers from property, plant and equipment because of the capitalization and other reclassifications of these assets.

105

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

b)       Capitalization of borrowing costs

In the year ended December 31, 2024, the borrowing costs capitalized by the subsidiary Rumo were R$95,138 at an average rate of 11.80% (R$41,304 and 12.30% p.a. on December 31, 2023), while in the indirect subsidiary TRSP the capitalized costs were R$39,617 at a weighted average rate of 7.36% p.a. (R$98,214 and 8.87% p.a. in the year December 31, 2023).

c)        Provision for write-off of assets and impairment loss of indirect subsidiary Rumo Malha Sul

As mentioned in Note 2, the subsidiary Rumo identified the residual value of the assets with traffic directly interrupted by the weather events and provisioned the amount of R$182,041, considering that the assets were destroyed or their use was made impossible for an indefinite period.

The extent of the damage raises uncertainties about the process of renewing the concession, which initially expires in February 2027, although Rumo continues to make its best efforts in this regard.

In this context, in the quarter ended June 30, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management identified the existence of indications that led it to perform the recoverability test of the non-current assets (property, plant and equipment, intangibles and rights of use) of the cash generating unit (“CGU”) of Rumo's subsidiary, Rumo Malha Sul, considering the event described above and the term of use of the assets.

At the time, the value in use of the cash-generating unit was estimated at R$980,352, lower than the book value of its fixed assets, intangibles and rights of use, and a provision for impairment was set up.

On December 31, 2024, the indicators identified were still present. The company carried out a new test, with the value in use estimated at R$633,943 and the provision increased by R$465,364.

The provisions for impairment realized in the year, in the amount of R$2,967,203, were allocated as follows: R$2,777,884 in Property, plant and equipment, R$4,435 in Intangible assets (note 11.2) and R$184,884 in Right of use (note 11.4).

The recoverable value of the unit was determined based on its value in use, obtained by discounted cash flow, based on updated projections approved by management. The main assumptions were:

  Projection period: until February 2027.
  Sales volume: a fall of 0.1% (2.1% on June 30, 2024) in the indirect subsidiary Malha Sul in 2025, followed by annual growth of 0.9% over the rest of the period, based on management's expectations for market development.
  Selling price: considers a 4% drop in the annual average in 2025 (growth of 3.1% on June 30, 2024), followed by growth in 2026 based on current trends in the sector and includes inflation forecasts for Brazil.
  Variable costs and maintenance: included according to history and without capacity increases.
  Projected investments: refer to the maintenance of the Concession and are based on the historical experience of the management of the subsidiary Rumo. Investments do not include capacity increases. No incremental revenue or cost savings were considered in the value-in-use model as a result of this expenditure.
  Nominal discount rate of 11.43%, (11.22% on June 30,2024), estimated by the weighted average cost of capital.
106

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

11.2. INTANGIBLE ASSETS AND GOODWILL

Accounting policy:

a)        Goodwill

Goodwill is initially recognized in accordance with the accounting policy for business combinations (see Note 9.2). Its value is determined by deducting accumulated impairment losses from its cost.

Goodwill acquired in a business combination is assigned to the Company's CGUs or groups of CGUs that are anticipated to benefit from the synergies created by the business combination.

b)        Other intangible assets

Other acquired intangible assets with a short useful life are measured at cost, less accumulated amortization and any accumulated impairment losses.

c)        Customer relationships

Costs incurred in developing gas systems for new customers (including pipelines, valves, and other equipment) are considered intangible assets and amortized over the contract's term.

The costs associated with the customer portfolio and right-of-use and operation contracts are considered as intangible assets and amortized over the contract's term.

d)        Concession rights

Some subsidiaries of the Cosan group have public concession contracts for the gas distribution service in which the Granting Authority controls which services will be provided and the price, in addition to holding significant participation in the infrastructure at the end of the concession. These concession contracts represent the right to charge users for gas supply during the contract term. Thus, the subsidiaries recognize this right as an intangible.

The assets acquired or constructed underlying the concession necessary for the distribution of gas are amortized to correspond to the period in which the future economic benefits of the asset are expected to be reverted to the subsidiaries, or the final term of the concession, whatever happens first. This period reflects the economic life of each of the underlying assets that make up the concession. This economic service life is also used by regulatory bodies to determine the basis of measurement of the tariff for the provision of the services object of the concession.

The amortization is recognized by the linear method and reflects the expected standard for the use of future economic benefits, which corresponds to the useful life of the assets that make up the infrastructure according to the provisions of the regulatory body.

The amortization of assets is discontinued when the respective asset is used or downloaded in full and is no longer included in the basis of calculation of the tariff for the provision of concession services, whichever occurs first.

e)        Railway concession rights

Railway concession rights were fully allocated to the Rumo Malha Norte concession and amortized in a straight-line basis.

f)         Port authorization and license

The license that authorizes the installation of a private port terminal, with no expiration date as long as the property is used for this purpose.

g)        Contract of supply

The amortization of biogas supply contracts is related to the term of each contract and is conditional on the start of operations.

h)        Subsequent expenses

Subsequent expenses are capitalized only if they increase the future economic benefits embodied in the particular asset to which they pertain. All other expenses are recorded in profit or loss as incurred.

i)         Amortization

Except for goodwill and intangible assets with indefinite useful life, intangible assets are amortized using a straight-line method over their estimated useful lives, beginning on the date they are acquired or made available for use.

j)        Assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment losses. This sub-group is made up of goodwill and trademarks and patents. The Company expects these brands and patents to generate positive cash flows for as long as the Company retains ownership, contributing indefinitely to its cash flows since they are consolidated brands in the markets in which they are present.

At each reporting date, the depreciation methods, useful lives, and residual values are evaluated and adjusted as necessary.

107

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Supply Agreement	Total	Total
Cost
Balance as of January 1, 2023	1,460,072	22,899,744	500,093	163,923	2,827,984	559,658	—	28,411,474	16,906
Additions	4,731	—	—	—	121,806	67,600	—	194,137	5,422
Write-offs	—	(62,272)	—	—	(64)	(2,075)	—	(64,411)	—
Transfers	—	1,460,012	183,996	—	(219,318)	14,067	—	1,438,757	28
Exchange differences	(42,012)	—	(4,451)	(8,443)	(97,642)	5,315	—	(147,233)	—
Assets held for sale	(30,817)	—	(436,594)	—	(1,819)	(17,060)	—	(486,290)	—
Business combination	—	—	—	—	—	7,875	574,363	582,238	—
Balance as of December 31, 2023	1,391,974	24,297,484	243,044	155,480	2,630,947	635,380	574,363	29,928,672	22,356
Additions	—	12,088	—	—	87,146	90,575	—	189,809	4,485
Write-offs	—	(141,588)	—	—	(81)	(5,814)	—	(147,483)	—
Business combination	7,824	3,296,505	—	1,249	19,313	—	—	3,324,891	—
Transfers (i)	—	1,431,644	(3,235)	—	(17)	41,662	—	1,470,054	16
Assets held for sale	185,223	11,500	28,403	39,341	341,454	25,940	—	631,861	—
Balance as of December 31, 2024	1,585,021	28,907,633	268,212	196,070	3,078,762	787,743	574,363	35,397,804	26,857

Amortization
Balance as of January 1, 2023	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	—	(6,289,532)	(14,659)
Additions	—	(861,103)	(6,969)	—	(196,995)	(28,436)	—	(1,093,503)	(834)
Write-offs	—	37,148	—	—	2	71	—	37,221	—
Transfers (i)	—	—	(37,209)	—	75,265	19,873	—	57,929	—
Exchange differences	—	—	156	—	2,453	1,526	—	4,135	—
Assets held for sale	—	—	—	—	1,213	4,152	—	5,365	—
Balance as of December 31, 2023	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)	(440,494)	—	(7,278,385)	(15,493)
Additions	—	(960,471)	(6,978)	—	(364,926)	(44,359)	—	(1,376,734)	(1,491)
Write-offs	—	87,433	—	—	—	659	—	88,092	—
Business combination	—	(391,372)	—	—	—	3,264	—	(388,108)	—
Transfers (i)	—	—	—	—	—	(762)	—	(762)	—
Exchange differences	—	(11,500)	(9,674)	—	(82,913)	(2,597)	—	(106,684)	—
Impairment	—	—	—	—	—	(4,438)	—	(4,438)	—
Balance as of December 31, 2024	—	(6,752,828)	(79,868)	(9,201)	(1,736,395)	(488,727)	—	(9,067,019)	(16,984)
Balance as of December 31, 2023	1,391,974	18,820,566	179,828	146,279	1,342,391	194,886	574,363	22,650,287	6,863
Balance as of December 31, 2024	1,585,021	22,154,805	188,344	186,869	1,342,367	299,016	574,363	26,330,785	9,873

(i)	The number of transfers also includes a portion of R$152,137 of intangible assets that was reclassified to financial assets (R$103,084, fiscal year ended December 31, 2023). Additionally, it includes the amount of R$4,660 transferred from fixed assets.

108

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

a)             Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	12/31/2024	12/31/2023

Concession rights:
Compass (i)	From 3.54% to 4.58%	15,762,227	12,307,964
Rumo (ii)	1.59%	6,392,578	6,512,602
		22,154,805	18,820,566

Licenses and authorizations
Port operation license	3.70%	44,375	47,610
Moove	5.00%	143,969	132,218
		188,344	179,828

Brands and patents:
Comma	Indefinity	59,255	47,015
Petrochoice (iii)	Indefinity	125,175	96,826
Tirreno (iii)	Indefinity	2,439	2,438
		186,869	146,279

Customers relationship
Compass	20.00%	234,533	280,111
Moove (iii)	5% to 30%	1,107,834	1,062,280
		1,342,367	1,342,391

Contract of supply
Compass	5.00%	574,363	574,363
		574,363	574,363

Other
Software license	20.00%	220,084	90,162
Other	20.00%	78,932	104,724
		299,016	194,886

Total		24,745,764	21,258,313

The Company's intangible assets are composed of:

(i)	Gas Distribution Concession Right: Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, composed of: (a) the concession rights recognized in the business combination and (b) the concession assets;
(ii)	Railway Concession Right: Referring to Rumo's railway concession contract. The amount will be amortized until the end of the concession in 2079;
(iii)	Authorization: Authorization for: (a) lubrication and contamination control solutions, (b) production and sale of lubricating oils, additives and fluids.

109

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

b)            Goodwill paid for expected future profitability and intangibles with an indefinite useful life

Below we show the carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the cash generating units:

	12/31/2024		12/31/2023
	Goodwill	Brands and patents	Goodwill	Brands and patents
UGC Moove	1,447,300	186,869	1,254,253	146,279
UGC Compass	100,192	—	100,192	—
UGC Rumo	37,529	—	37,529	—
	1,585,021	186,869	1,391,974	146,279

In general, future cash flow projections for the Company assume growth rates of 3.55% (3.50% on December 31, 2023), which are neither higher nor greater than the long-term average growth rates for the sector and country in particular.

To determine the present value of cash flows, a pre-tax discount rate is utilized. Before taxes and in nominal terms, discount rates ranged between 10.90% and 13.43% (between 11.80% and 12.40% on December 31, 2023).

The main assumptions for the first part of the financial model consider inflation and GDP by region where the CGU is located, plus the Cosan Group's strategies and market opportunities. For the remaining years of the model, the main assumptions relate to inflation and market expansion. The discount rate used is the weighted average cost of capital, or “WACC”, for which the main assumptions are risk-free rate (return rate of an investment without risk of loss), market risk premium (excess return earned by an investment in the stock market at a risk-free rate) and inflation. Most assumptions are obtained from external sources of information.

Future cash flows were constructed considering the following factors: (i) EBITDA for the cash-generating unit, adjusted for other relevant operating cash items and recurring capital expenditures; (ii) the Cosan Group discount rate (WACC) before taxes; and (iii) a growth rate calculated using the inflation index by region.

The annual impairment test utilized the following assumptions:

Premises	% Yearly
Risk-free rate (T-Note 10y)	3.76%
Inflation (BR)	3.81%
Inflation (US)	2.18%
Inflation (UK)	1.90%
Country risk premium (BR)	3.34%
Country risk premium (UK)	0.80%
Country risk premium (ARG)	16.01%
Market risk premium	4.00%
Tax rate (BR)	34.00%
Tax rate (UK)	25.00%
Tax rate (ARG)	35.00%

110

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Determining the recoverability of assets depends on certain key assumptions that are influenced by the market, technological, and economic conditions prevailing at the time this recovery is tested; therefore, it is not possible to predict whether there will be future losses due to a reduction in recoverability and, if so, whether they would be material.

Except for the provisions presented in Notes 9.4.b and 11.1.c, the Company did not identify any additional indicators of impairment during the year ended December 31, 2024, so no impairment test was required for property, plant and equipment, right-of-use and intangible assets with defined useful lives.

11.3. CONTRACT ASSET

Accounting policy

Contract assets are measured based on their acquisition cost, which includes capitalized borrowing costs. The depreciable amounts in the concession contract are transferred to intangible assets when the assets are put into operation. The indirect affiliate Comgás reassesses the useful life, and whenever this assessment reveals that the amortization period will exceed the term of the concession agreement, a portion of the asset is converted into a financial asset because it represents a receivable from the granting authority. This classification follows IFRIC 12 - Concession Agreements.

	Compass	Moove	Total
Balance as of January 1, 2023	1,110,335	8,380	1,118,715
Additions	1,494,142	33,952	1,528,094
Write-offs	—	(31,648)	(31,648)
Transfers	(1,563,056)	—	(1,563,056)
Balance as of December 31, 2023	1,041,421	10,684	1,052,105
Additions	1,602,284	16,564	1,618,848
Write-offs	(4,650)	(22,881)	(27,531)
Transfers (i)	(1,585,219)	—	(1,585,219)
Business combination	56,627	—	56,627
Balance as of December 31, 2024	1,110,463	4,367	1,114,830

(i)	The amount of the transfers also includes a portion of the intangible asset that was reclassified as a financial asset.

111

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

During the year ended December 31, 2024, through its subsidiaries, R$127,399 was added related to the capitalization of internally generated labor (R$126,522 in the year ended December 31, 2023), through the capitalization of labor.

a)        Capitalization of borrowing costs

During the year ended December 31, 2024, the indirect subsidiary Comgás capitalized R$78,980 at a weighted average rate of 10.47% p.a. (R$82,441 at 12.70% p.a. in the year ended December 31, 2023).

During the year ended December 31, 2024, the indirect subsidiary Sulgás capitalized R$2,908 at a weighted average rate of 5.81% p.a. (R$973 at 5.81% p.a. in the year ended December 31, 2023).

11.4 RIGHT-OF-USE ASSETS

Accounting policy:

The right-of-use asset is initially measured at cost, which includes:

  the initial measurement value of the lease liability, adjusted for any lease payments made up to the commencement date;
  any initial direct costs incurred by the lessee;
  an estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site where it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease;
  less any lease incentives received.

The right-of-use asset is then depreciated on a straight-line basis from the date of commencement until the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of the lease right-of-use asset reflects the likelihood that the lessee will exercise the purchase option. In this instance, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined in the same manner as property, plant, and equipment. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability and impairment losses, if any.

The subsidiary Rumo evaluated its railway concessions within the scope of the interpretation IFRIC 12 / CPC 01 Concession Contracts and, since it did not meet the terms of this interpretation, recognizes its concession contracts as a right of use asset.

112

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated								Parent company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
Balance as of January 1, 2023	453,718	268,470	943,096	85,949	34,743	—	7,961,141	9,747,117	37,901
Additions	81,911	233,155	—	—	25,541	1,533,969	45,271	1,919,847	—
Contractual readjustments	17,917	3,426	332	—	—	—	96,257	117,932	4,754
Write-offs	(25,110)	(7,084)	—	—	—	—	(6,384)	(38,578)	—
Transfers	—	34,742	—	—	—	—	—	34,742	—
Exchange differences	(11,347)	(11,589)	—	—	(120)	—	—	(23,056)	—
Balance as of December 31, 2023	517,089	521,120	943,428	85,949	60,164	1,533,969	8,096,285	11,758,004	42,655
Additions	54,516	62,354	4,420	—	98,445	60,465	801,375	1,081,575	1,414
Contractual readjustments	3,928	298	9,412	1,771	20	—	82,927	98,356	10
Write-offs	(14,196)	(550)	—	—	(190)	—	—	(14,936)	—
Business combination (i)	21,531	—	—	—	2,626	—	—	24,157	—
Exchange differences	63,156	5,992	—	—	15,632	—	—	84,780	—
Balance as of December 31, 2024	646,024	589,214	957,260	87,720	176,697	1,594,434	8,980,587	13,031,936	44,079

Amortization
Balance as of January 1, 2023	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	—	(1,023,195)	(1,734,248)	(14,869)
Additions	(74,850)	(47,435)	(34,347)	(4,380)	(13,128)	(38,349)	(320,280)	(532,769)	(5,586)
Write-offs	10,166	1,151	—	—	—	—	—	11,317	—
Exchange differences	2,913	8,187	—	—	114	—	—	11,214	—
Balance as of December 31, 2023	(187,268)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	(2,244,486)	(20,455)
Additions	(107,047)	(59,510)	(33,829)	(4,499)	(17,581)	(78,030)	(308,047)	(608,543)	(6,067)
Write-offs	3,610	247	(2,761)	—	1,872	—	—	2,968	—
Exchange differences	(25,523)	(3,616)	—	—	(3,473)	—	—	(32,612)	—
Business combination (i)	(4,902)	—	—	—	(726)	—	—	(5,628)	—
Impairment	—	—	—	—	—	—	(184,884)	(184,884)	—
Balance as of December 31, 2024	(321,130)	(209,627)	(505,145)	(29,853)	(54,645)	(116,379)	(1,836,406)	(3,073,185)	(26,522)
Balance as of December 31, 2023	329,821	374,372	474,873	60,595	25,427	1,495,620	6,752,810	9,513,518	22,200
Balance as of December 31, 2024	324,894	379,587	452,115	57,867	122,052	1,478,055	7,144,181	9,958,751	17,557

(i)	Right-of-use amounts identified in the acquisition of Compagas, see note 9.2.

113

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

11.5. INVESTMENT PROPERTIES

Accounting policy:

Investment properties are initially value at cost, including transaction costs. Upon initial recognition, investment properties are measured at fair value, which reflects market conditions at the reporting date, with changes recorded in the  statement of profit or loss.

Revenue from the sale of agricultural properties is recognized in profit or loss only when the following conditions are met:

  the sale is complete;
  the Company determines that payment by the buyer is probable;
  the revenue can be reliably measured; and
  the Company has transferred all risks associated with the property to the buyer and no longer has any involvement with the property.

            The gains from the sale of agricultural properties are reported as net income on the statement of profit or loss, while the costs are reported as cost of properties sold.

The fair value of agricultural properties was determined using the direct comparative method of market data applied to transactions involving comparable properties (type, location, and quality of property) and, to a lesser extent, using sales quotes for potential transactions involving comparable assets (level 3).

In accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas – “ABNT”), the methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop), and rainfall, among other data.

As of December 31, 2024, discount rates range between 6.06% p.a. and 10.40% p.a. (11.12% p.a. and 11.20% p.a. as of December 31, 2023).

The portfolio is evaluated annually by external specialists and periodically by internal professionals who are technically qualified to conduct this type of evaluation.

Investment properties
Balance as of January 1, 2023	14,103,060
Change in the fair value of investment properties	2,259,924
Additions	58,506
Transfers	(444,782)
Write off	(582)
Balance as of December 31, 2023	15,976,126
Change in the fair value of investment properties	1,273,033
Additions	7,055
Transfers (i)	(437,080)
Write off	(215)
Balance as of December 31, 2024	16,818,919

(i)	Transfer of farms to assets held for sale. For more details see note 8.

114

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

12. COMMITMENTS

Gas supply

Considering the current gas supply contracts, the subsidiaries have a financial commitment that totaled an estimated present value of R$45,952,077.

Rumo concession

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)	The 2nd addendum to the renewal of the Malha Paulista concession, signed on May 27, 2020, provided for the execution over the course of the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (updated to December 2017). Part of this amount makes up the set of obligations mentioned in the 2nd addendum.

(ii)	On May 27, 2024, through the 6th addendum to the Malha Paulista concession contract, there was a renegotiation of the works and deadlines of the obligations book assumed when the 2nd Addendum to the Contract was signed. As of December 31, 2024, the physical execution of the projects in the Malha Paulista obligations booklet, including the renegotiation of the investments in the 6th addendum, is 11.34%.
13. CONCESSIONS PAYABLE

Accounting policy:

The Company records concessions payable as follows:

•     Lease Installments in Dispute: The balance of lease installments involved in disputes with the granting authority is initially recorded at the installment value upon maturity, by transferring it from the “Lease Liabilities” account. The amounts are subsequentlyadjusted by the Selic rate.

•     Balances in Installments with the Granting Authority: Balances in installments with the Granting Authority are initially recorded at the remaining amount due upon resolution of the dispute. The amounts are adjusted by the Selic rate until payment.

•      Concession Rights Grants: Balances payable as concession rights grants (“Concessions and Grants”) are initially recorded against intangible assets (Note 11.2). Subsequent measurement occurs at the effective rate.

	12/31/2024	12/31/2023
Disputed lease and concession:
Rumo Malha Oeste S.A.	2,442,600	2,206,945
	2,442,600	2,206,945

Lease installment payments:
Rumo Malha Paulista S.A.	940,215	1,067,256
	940,215	1,067,256

Concessions:
Rumo Malha Sul S.A.	68,487	76,191
Rumo Malha Paulista S.A.	238,146	190,282
Rumo Malha Central S.A.	31,742	24,699
	338,375	291,172

Total	3,721,190	3,565,373

Current	166,273	250,971
Non-current	3,554,917	3,314,402
	3,721,190	3,565,373

115

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

a)Disputed lease and concession:

On July 21, 2020, the subsidiary Rumo filed with the National Land Transport Agency (Agência Nacional de Transportes Terrestres – “ANTT”) a request to participate in a third-party rebidding process for the Concession Agreement entered into between Rumo Malha Oeste and the Federal Government, through the Ministry of Transport ("Rebidding Process"), in accordance with Law No. 13,448 of June 5, 2017 and Decree No. 9,957 of August 7, 2019.

An amendment to the concession agreement was signed, and as a result, the economic and financial rebalancing action filed by Rumo Malha Oeste against the Federal Government, which had a decision of origin from the lower court and was awaiting a ruling from the Federal Regional Court, was suspended by joint decision of the parties.

The total amount of judicial deposits related to the cases is R$27,897 as of December 31, 2024 (R$26,064 as of December 31, 2023).

b)Leases and grants within the scope of CPC 06R2/IFRS 16

	12/31/2024	12/31/2023
Leases:
Rumo Malha Sul S.A.	309,269	452,701
Rumo Malha Paulista S.A.	363,588	422,173
Rumo Malha Oeste S.A.	82,331	131,038
	755,188	1,005,912

Grants:
Rumo Malha Paulista S.A. (renewal)	1,673,889	919,011
Rumo Malha Central S.A.	1,111,043	940,456
	2,784,932	1,859,467

Total	3,540,120	2,865,379

Current	547,492	358,464
Non-current	2,992,628	2,506,915
	3,540,120	2,865,379

116

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

14. OTHER TAXES PAYABLE

Accounting policy:

The Company incurs various taxes and contributions, including municipal, state, and federal taxes, taxes on bank deposits and withdrawals, turnover taxes, regulatory fees, and income tax, among others. Additionally, it is subject to other taxes that the Company is obliged to collect as withholding taxes from third parties and which generally do not represent an expense.

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Tax debts installments	219,429	211,226	254,302	217,348
ICMS	3	—	227,563	190,474
COFINS	53,496	96,905	152,066	177,720
PIS	2,893	12,951	24,054	27,073
Social Security charges	17,163	62,249	50,975	87,214
IRRF	—	—	40,708	14,133
Other	1,416	2,082	143,419	122,998
	294,400	385,413	893,087	836,960

Current	78,197	226,556	637,842	673,718
Non-current	216,203	158,857	255,245	163,242
Total	294,400	385,413	893,087	836,960

The amounts due in non-current liabilities have the following maturity schedule:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
From 13 to 24 months	—	—	6,667	881
From 25 to 36 months	—	—	7,957	572
From 37 to 48 months	—	—	919	572
From 49 to 60 months	—	—	996	572
Over 60 months	216,203	158,857	238,706	160,645
	216,203	158,857	255,245	163,242

117

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

15. INCOME TAXES

Accounting policy

The total rate of income tax and social contribution is 34%. Current tax and deferred tax are recognized in profit or loss, with the exception of certain transactions which are directly recognized in shareholder’s equity or other comprehensive income.

a)        Current tax

It is the expected tax payable or receivable on taxable profit or loss for the year, using tax rates enacted or substantively enacted as of the date of the financial position, as well as any adjustments to tax payable in respect of prior years.

b)        Deferred tax

Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation and tax loss.

The measurement of deferred tax reflects how the Company expects, at the end of the reporting period, to realize or settle the carrying value of its assets and liabilities. Deferred tax is measured at the rates anticipated to be applied to temporary differences upon their reversal, using rates enacted or substantively enacted as of the date of the financial position.

If there is a legally enforceable right to offset current tax assets and liabilities, and if they relate to taxes imposed by the same tax authority on the same taxable entity, deferred tax assets and liabilities are offset.

c)        Tax exposure

In calculating the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and the possibility of additional taxes and interest being owed. This evaluation is based on estimates and hypotheses and may involve a series of future event judgments. New information may become available, causing the Company to change its opinion regarding the sufficiency of existing tax liabilities; such changes in tax obligations will have an impact on tax expenses in the period in which the determination is made.

d)        Recoverability of deferred income tax and social contribution

When evaluating the recoverability of deferred taxes, Management takes future taxable income projections and changes in temporary differences into account. The recoverability of the deferred tax asset in the parent company depends on taxable income projections. When it is unlikely that a portion or all the tax liability will be realized, the tax asset is reversed. No deadline exists for the utilization of tax losses and negative bases, but the utilization of these accumulated losses from prior years is limited to 30% of annual taxable income.

The Company and its subsidiaries adhere to both the letter and spirit of the tax laws and regulations of the countries in which they conduct business, being committed to good tax practices. They are also committed to the practice of transfer pricing that respects the principles of full competition and the rules defined by the tax legislation of the jurisdictions in which they operate, with transparency of operations, business ethics, and no use of practices that result in an artificial reduction in taxation.

118

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

a)       Reconciliation of income tax and social contribution expenses:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Profit before taxes	(8,893,751)	430,447	(5,245,119)	5,113,751
Income tax and social contribution at nominal rate (34%)	3,023,875	(146,352)	1,783,340	(1,738,675)
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income) (i)	(1,054,960)	825,704	(1,422,337)	672,947
Differences in tax rates on earnings from operating profit(vii)	(70,643)	(44,101)	(93,121)	(62,870)
Granted income tax incentive	—	—	407,231	279,941
Interest on shareholders’ equity	—	(22,709)	(174,335)	(191,763)
Goodwill amortization effect	—	—	1,271	1,271
Non-deductible expenses (donations, gifts, etc.)	—	—	(23,234)	(16,787)
Tax losses not recorded	(2,560,406)	—	(4,193,767)	(308,358)
ICMS benefit - extemporaneous tax credits	—	—	20,490	5,506
ICMS benefit - current year	—	—	(521)	68,409
Dividend income	—	—	—	254,260
Provision for non-realization of the benefit of the federative covenant	—	—	885	(307,099)
Provision for non-realization of the benefit of the federative covenant - Interest and Fine	—	—	25,851	100,731
Selic on indebtedness	19,861	16,203	60,873	147,741
Rate differential (i)	—	—	534,837	805,725
Benefit membership program zero litigation	(415)	19,710	(415)	23,276
Other	(72,443)	(165)	(117,570)	(8,681)
Income tax and social contribution (current and deferred)	(715,131)	648,290	(3,190,522)	(274,426)

Effective rate - %	8.04%	150.61%	60.83%	(5.37%)

(i)	Difference in rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

119

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

b)Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Deferred tax assets from:
Income taxes losses	—	945,685	1,699,262	2,714,996
Negative base of social contribution	—	340,981	560,110	929,055
Temporary differences
Foreign exchange variation - Loans and borrowings	2,159,160	1,165,734	2,669,489	1,292,954
Provision for lawsuits	64,335	95,780	272,886	218,881
Impairment provision (Rumo Malha Oeste)	—	—	23,436	27,072
Post-employment benefit obligation	—	—	128,046	150,336
Provisions for uncertain tax credits and tax losses	—	—	44,202	34,511
Provision for non- recoverability of taxes	2,580	6,985	70,719	73,641
Share-based payment transactions	19,336	64,065	103,454	157,825
Lease	2,347	2,497	312,402	161,840
Unrealized loss with derivatives	—	165,978	390,622	823,286
Provisions for profit sharing	11,212	36,020	131,254	159,994
Business combination - Intangible assets	—	—	124,628	124,379
Business combination – Property, plant and equipment	—	—	1,854	24,795
Other provisions	140,077	—	682,385	691,162
Deferred tax on pre-operating income	—	—	79,402	87,454
Regulatory asset (liability)	—	—	8,396	6,661
Other	48,365	208,331	321,966	391,444
Total	2,447,412	3,032,056	7,624,513	8,070,286

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	—	—	(347)	(195,232)
Provision for lawsuits	—	—	(107)	(408)
Useful life review	—	—	(531,081)	(456,093)
Business combination – fixed assets	—	—	(161,784)	(148,872)
Tax goodwill	—	—	(645,297)	(618,758)
Unrealized income with derivatives	(156,611)	—	(369,763)	(299,965)
Fair value adjustment on debt	—	—	(801,022)	(281,784)
Marketable securities	—	—	—	(77,437)
Investment properties	—	—	(496,395)	(455,773)
Goods intended for sale	—	—	(962)	(10,546)
Effects on the formation of joint ventures	(102,070)	(103,992)	(167,196)	(103,992)
Business Combination – Intangible assets	—	—	(4,990,657)	(4,426,881)
Post-employment obligations	—	—	(4,810)	(4,641)
Lease	—	—	(11,557)	(10,034)
Provisions	(449,153)	(449,153)	(449,153)	(449,153)
Other	18,832	—	(472,592)	(147,120)
Total	(689,002)	(553,145)	(9,102,723)	(7,686,689)

Total deferred taxes recorded	1,758,410	2,478,911	(1,478,210)	383,597
Deferred tax assets	1,758,410	2,478,911	4,495,296	5,609,030
Deferred tax liabilities	—	—	(5,973,506)	(5,225,433)
Total deferred, net	1,758,410	2,478,911	(1,478,210)	383,597

120

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The Company determined the period for offsetting its deferred tax assets on tax losses, social contribution negative basis and temporary differences based on the projection of its taxable income and long-term strategic planning, with the following realization expected on December 31, 2024:

	Parent company	Consolidated
Within 1 year	668,093	1,149,570
1 to 2 years	270,762	670,316
2 to 3 years	42,632	297,644
3 to 4 years	42,632	423,267
4 to 5 years	82,052	330,416
5 to 8 years	566,975	1,248,040
8 to 10 years	85,264	376,043
	1,758,410	4,495,296

c)Changes in deferred tax assets and liabilities:

Assets	Parent Company
	Tax loss and negative basis	Employee benefits	Unrealized loss with derivatives	Provisions	Leases	Other	Total
Balance as of January 1, 2023	948,698	45,168	—	281,846	2,493	1,378,829	2,657,034
Credited / charged from income for the year	337,968	54,917	165,978	(179,081)	4	129,079	508,865
Foreign exchange differences	—	—	—	—	—	(133,843)	(133,843)
Balance as of December 31, 2023	1,286,666	100,085	165,978	102,765	2,497	1,374,065	3,032,056
Credited / charged from income for the year	(1,245,573)	(69,537)	(165,978)	104,227	(150)	(159,966)	(1,536,977)
Zero litigation	(41,093)	—	—	—	—	—	(41,093)
Foreign exchange differences	—	—	—	—	—	993,426	993,426
Balance as of December 31, 2024	—	30,548	—	206,992	2,347	2,207,525	2,447,412

121

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Liabilities	Parent Company
	Effects on the formation of joint venture	Unrealized loss with derivatives	Provisions	Other	Total
Balance as of January 1, 2023	(106,254)	(249,206)	(443,954)	—	(799,414)
Credited / charged from income for the year	2,262	249,206	(8,762)	—	242,706
Recognized in shareholders' equity	—	—	3,563	—	3,563
Balance as of December 31, 2023	(103,992)	—	(449,153)	—	(553,145)
Credited / charged from income for the year	1,922	(156,611)	—	31,890	(122,799)
Recognized in shareholders' equity	—	—	—	(13,058)	(13,058)
Balance as of December 31, 2024	(102,070)	(156,611)	(449,153)	18,832	(689,002)

Total deferred taxes recognized					1,758,410

Assets

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
Balance as of January 1, 2023	3,054,210	152,373	207,313	922,526	167,962	674,554	119,060	2,345,479	7,643,477
Credited / charged from income for the year	589,841	(2,037)	110,506	122,741	(6,122)	148,732	5,319	(133,596)	835,384
Foreign exchange differences	—	—	—	—	—	—	—	(408,575)	(408,575)
Balance as of December 31, 2023	3,644,051	150,336	317,819	1,045,267	161,840	823,286	124,379	1,803,308	8,070,286
Credited / charged from income for the year	(1,343,586)	(22,290)	(83,111)	5,398	4,990	(433,630)	249	(98,736)	(1,970,716)
Recognized in shareholders' equity	—	—	—	—	145,572	966	—	—	146,538
Zero litigation	(41,093)	—	—	—	—	—	—	—	(41,093)
Foreign exchange differences	—	—	—	—	—	—	—	1,376,535	1,376,535
Business combination	—	—	—	42,963	—	—	—	—	42,963
Balance as of December 31, 2024	2,259,372	128,046	234,708	1,093,628	312,402	390,622	124,628	3,081,107	7,624,513

122

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Liabilities

	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
Balance as of January 1, 2023	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(548,726)	(11,797)	(79,092)	(2,773,878)	(8,638,721)
Impact on the results for the year	2,262	(47)	59,330	(73,722)	(54,167)	200,336	1,763	(370,469)	1,178,542	943,828
Other comprehensive income	—	—	—	—	—	—	—	—	(58,402)	(58,402)
Liabilities available for sale	—	—	—	—	—	66,606	—	—	—	66,606
Balance as of December 31, 2023	(103,992)	(4,641)	(4,426,881)	(299,965)	(456,093)	(281,784)	(10,034)	(449,561)	(1,653,738)	(7,686,689)
Impact on the results for the year	(63,204)	(169)	126,999	(69,798)	(74,988)	(519,238)	(1,523)	301	(42,518)	(644,138)
Other comprehensive income	—	—	—	—	—	—	—	—	(45,513)	(45,513)
Business Combinations (i)	—	—	(690,775)	—	—	—	—	—	(35,608)	(726,383)
Balance as of December 31, 2024	(167,196)	(4,810)	(4,990,657)	(369,763)	(531,081)	(801,022)	(11,557)	(449,260)	(1,777,377)	(9,102,723)

Total deferred taxes recognized										(1,478,210)

(i)	The respective amount presented differs from the amount shown in note 9.2, due to the write-off of deferred liabilities, now constituted in connection with an indirect stake in the subsidiary Compagas

d)            Unrecognized tax losses and temporary differences and Provision for non-recoverability of tax losses for the year

In the year ended December 31, 2024, the amount of unrecognized income tax and social contribution totaled R$4,193,767, referring to tax losses and temporary differences. Currently, these amounts do not meet the requirements for recording deferred tax assets, due to the lack of predictability of future generation of taxable profits.

The amount mentioned includes:

(i)	provision for non-recoverability of R$2,560,406 at Cosan S.A. (R$1,273,741 in 2024 and R$1,286,666 in 2023);
(ii)	non-activated tax losses of R$1,311,233 at Rumo;
(iii)	write-off of R$224,412 at Cosan Luxemburgo;
(iv)	write-off of R$100,431 at Cosan Oito, due to the merger that took place on January 8, 2025, as disclosed in Note 25; and
(v)	R$2,715 of tax loss carryforwards in the other subsidiaries;

Management will continue to periodically monitor projections of future taxable income and will adjust the provision as necessary, in accordance with changes in the Company's economic and financial conditions.

123

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

16. PROVISION FOR PROCEEDINGS AND JUDICIAL DEPOSITS

Accounting policy:

They are recognized as other expenses when the Company has a present or constructive obligation as a result of previous events, it is expected that an outflow of resources will be required to settle the obligation, and the amount can be estimated with reasonable certainty.

The chance of loss evaluation is comprised of existing facts, the hierarchy of laws, case law, the most recent court decisions, the legal system's relevance, and the opinion of outside counsel. Provisions are examined and altered for conditions, such as the expiration of the statute of limitations, the conclusion of tax audits, or the identification of additional exposures based on new matters or judicial decisions.

The Company had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Tax	198,385	272,063	745,896	813,732
Civil, environmental and regulatory	59,989	73,744	818,422	512,979
Labor	50,233	55,286	480,315	387,692
	308,607	401,093	2,044,633	1,714,403

	Judicial deposit
	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Tax (i)	390,148	373,779	801,723	652,236
Civil, environmental and regulatory	14,675	16,126	134,058	114,724
Labor	12,146	13,584	120,909	128,941
	416,969	403,489	1,056,690	895,901

(i)	In the year ended December 31, 2024, the Company, through its indirect subsidiary Comgás, made judicial deposits in the amount of R$110,170 in a lawsuit with a prognosis of possible loss to discuss the deductibility, from the IRPJ and CSLL calculation basis, of late payment interest on tax debts.

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
Balance as of January 1, 2023	227,481	53,835	68,041	349,357
Provisioned in the year	17,579	29,080	2,899	49,558
Write-offs by reversal / payment	(3,180)	(20,768)	(15,469)	(39,417)
Interest (i)	30,183	11,597	(185)	41,595
Balance as of December 31, 2023	272,063	73,744	55,286	401,093
Provisioned in the year	114,645	8,632	1,446	124,723
Write-offs by reversal / payment	(114,865)	(14,556)	(7,512)	(136,933)
Interest (i)	(73,458)	(7,831)	1,013	(80,276)
Balance as of December 31, 2024	198,385	59,989	50,233	308,607

124

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	Tax	Civil, environmental, and regulatory	Labor	Total
Balance as of January 1, 2023	747,647	662,052	391,487	1,801,186
Provisioned in the year	44,812	105,526	113,151	263,489
Write-offs by reversal / payment	(33,427)	(258,021)	(168,160)	(459,608)
Transfer	—	3,793	607	4,400
Interest (i)	54,700	(371)	50,607	104,936
Balance as of December 31, 2023	813,732	512,979	387,692	1,714,403
Provisioned in the year	129,619	181,734	154,193	465,546
Write-offs by reversal / payment	(138,562)	(187,735)	(168,112)	(494,409)
Business combination	1,382	91,913	4,831	98,126
Interest (i)	(60,275)	219,531	101,711	260,967
Balance as of December 31, 2024	745,896	818,422	480,315	2,044,633

(i)	Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

a)         Probable losses

  Tax: The main tax proceedings for which the risk of loss is probable are described below:
	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Compensation with FINSOCIAL (i)	—	—	337,351	326,220
INSS (ii)	80,576	77,254	101,399	100,149
ICMS credit (iii)	14,217	99,864	64,708	174,860
PIS and COFINS	34,073	32,832	34,412	33,244
IPI	58,002	56,638	64,969	63,358
IRPJ and CSLL	6,292	1,102	12,532	10,698
Other	5,225	4,373	130,525	105,203
	198,385	272,063	745,896	813,732

125

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

(i)	FINSOCIAL: Compensation of FINSOCIAL with federal taxes, based on a September 2003 final and non-appealable court ruling in the case records where the constitutionality of FINSOCIAL was discussed. Compensation of taxes remains a topic of administrative discussion.
(ii)	INSS: Amount provisioned as INSS, the majority of which is comprised of amounts related to social security contributions levied on billing in accordance with article 22-A of Law 8.212/91, the constitutionality of which is being litigated. The amounts are deposited with the court. The leading case – RE 611.601 (item 281) , is being decided by the Federal Supreme Court, recognizing the constitutionality of art. 22-A of Law No. 8.212/91.
(iii)	ICMS: Tax assessments issued by the tax authorities relating to various types of ICMS credits, including: (a) assessment, as sole debtor, for alleged non-compliance with ICMS withholding obligations in relation to a toll contract arising from an agricultural partnership between our sugarcane mills and Central Paulista Ltda. Açúcar e Álcool; (b) ICMS relating to interstate operations taxed as domestic operations and therefore subject to a higher rate, among others.
  Labor claims: The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

b)        Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Tax	4,720,016	4,934,309	15,677,036	15,703,294
Civil, environmental and regulatory	1,111,756	1,045,171	6,569,528	7,166,011
Labor	10,189	9,168	690,535	805,222
	5,841,961	5,988,648	22,937,099	23,674,527

Tax:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Isolated fine - Federal tax (i)	—	—	847,582	792,496
Income tax and social contribution (ii)	1,395,568	1,280,245	6,862,000	6,316,155
ICMS -Tax on circulation of goods (iii)	1,151,523	1,205,621	2,996,998	2,962,716
IRRF (iv)	—	—	869,345	1,226,223
PIS and COFINS (v)	1,297,612	1,286,634	2,174,274	2,293,933
MP 470 installment of debts (vi)	253,793	232,104	430,374	381,060
Stock Grant Plan	—	—	32,087	60,863
IOF on loans (vii)	—	—	195,098	154,606
Reward credit compensation (viii)	157,959	143,322	157,959	143,322
IPI - Tax on industrialized products (ix)	189,971	233,464	333,185	374,471
INSS	76,763	79,019	159,983	159,007
Foreign financial transactions (x)	—	—	13,910	13,287
IPTU - Urban Property Tax (xi)	—	—	128,700	—
Other	196,827	473,900	475,541	825,155
	4,720,016	4,934,309	15,677,036	15,703,294

126

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

(i)	Among the claims related to isolated fines, there is a fine arising from: (a) disregarding the tax benefits of REPORTO, with the consequent application of an isolated fine corresponding to 50% of the value of the goods acquired; (b) drawing up infraction notices on alleged failure to pay federal taxes (IRPJ, CSLL, PIS and COFINS) and alleged undue crediting of IPI premium credit, with the application of an isolated fine.
(ii)	Infraction notices and lawsuits have been issued by the Special Department of Federal Revenue of Brazil (Secretaria Especial da Receita Federal do Brasil) regarding (a) disallowance of amortization of goodwill expenses based on future profitability resulting from corporate operations; (b) capital gains on the sale of an equity interest; (c) labor provisions; and (d) amendment of the compensation statement due to partial restitution of the credits that were the subject of the compensation request.
(iii)	ICMS claims are substantially related to (a) the disallowance of ICMS credits relating to the purchase of diesel oil; goods allegedly classified as use and consumption and suppliers whose state registrations have been revoked (declared unfit), among others; (b) proof of delivery of goods sold under the FOB clause; (c) ICMS on transport services for export; (d) divergence in the application of legislation governing operations with tax substitution; and (e) acquisition of wagons as a result of the alleged non-exemption provided for by the Tax Regime to Encourage the Modernization and Expansion of the Port Structure – REPORTO and (f) ICMS and fine on transactions with tax documents deemed unreliable by the tax authorities.
(iv)	Collection of IRRF on (a) alleged capital gain from the acquisition of foreign companies and (b) disallowance of IRRF compensation on swap transactions.
(v)	Disallowance of PIS and COFINS credits, calculated under the non-cumulative system, due to divergence in the concept of inputs.
(vi)	Applications for the payment in installment of federal tax debts are partially denied by the Special Department of Federal Revenue of Brazil due to insufficient tax losses to settle the respective debts.
(vii)	IOF charges related primarily to (a) current accounts maintained by the Company's subsidiaries and (b) financial transactions between group companies.
(viii)	Offset statements via the PERD/COMP electronic system that reference "premium credit" are considered as not declared by the Special Department of Federal Revenue of Brazil.
(ix)	Collection of IPI credits disallowed for the purchase of raw materials used in the production of immune products
(x)	Collection of IRPJ/CSL and fines due to undue exclusion from taxable income and from the CSL calculation basis of financial income arising from bonds issued by the government of Austria and the government of Spain, the latter through the Instituto de Crédito Oficial (“ICO”).
(xi)	Collection of Urban Property Tax (“IPTU”) on railway properties leased or assigned to the company under the concession contract and on the railway right-of-way over which there is tax immunity. The matter is being discussed by the STF and an unfavorable outcome should lead to new charges being levied (including on municipalities that currently do not levy the tax), in amounts that cannot yet be measured and, if this happens, a lawsuit can be filed to re-establish the economic balance of the concession contract mentioned.

127

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The Company has not identified the effects of IFRIC 23 / ICPC 22 - Uncertainty over Treatment of Income Taxes that could significantly affect the accounting policies of the Company and its subsidiaries and these annual financial statements.

Civil, environmental and regulatory:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Civil	1,059,547	983,867	3,355,370	3,184,240
Environmental	51,540	60,549	1,691,409	2,330,683
Regulatory	669	755	1,522,749	1,651,088
	1,111,756	1,045,171	6,569,528	7,166,011

The Company and its subsidiaries are parties to several legal and administrative proceedings in the civil, environmental and regulatory spheres, with a possible loss prognosis.

•	Civil Sphere: The portfolio of civil proceedings is composed mainly of claims for compensation of a contractual and extra-contractual nature.
•	Environmental Sphere: Environmental proceedings concern terms of commitment, civil inquiries and public civil actions.
•	Regulatory Sphere: Regulatory proceedings generally concern administrative sanctioning proceedings instituted by regulatory bodies.

Civil:

(i)	The Company is litigating a lawsuit for attorney's fees filed by Alexandre Saddy Chade and others, who demand that the Company and the other defendants be ordered to pay alleged attorney's fees in the amount of approximately R$399. The lawsuit was dismissed, a decision confirmed by the Court of Justice. A special appeal will be lodged to increase the amount of attorney's fees awarded.
(ii)	The subsidiary Moove is a party to a lawsuit filed by Petroleum Comércio e Representações Ltda., seeking to order the company to pay material damages, loss of profits and a fine, alleging breach of contract. This process involves a total value of R$160,508. The judgment on the merits in the first instance is awaited.
(iii)	The indirect subsidiary Rumo Malha Sul is a party to the execution of a conduct adjustment agreement signed with the Federal Public Ministry, in which the latter alleges that Rumo would not be transporting cargo in the Presidente Prudente region and, as a result of this, requested the execution of a daily fine, as well as an increase in the value of the fine. Rumo, in turn, filed a declaratory action to give the correct interpretation to the TAC, since its commitment was to try to obtain cargo in sufficient volume to carry out transportation. Periodically, the Company holds seminars in the region, but so far it has not been able to attract anyone interested in providing services. The demands are in the first instance, awaiting a court decision. There was a request to suspend the demand to attempt an agreement and, in parallel, Malha Sul, União and ANTT signed an agreement with a view to adapting the criteria used to determine the value for return of the section. The total contingency of the case is R$146,569, with 50% of the amounts provisioned and the remainder classified as possible.
(iv)	In November 2021, CADE, in the judgment of the administrative proceeding initiated based on the representation of a former client, among other points, condemned the subsidiary Rumo to pay a fine in the updated amount of R$339,811, a decision that was maintained in the judgment of the declaration embargoes. The establishment of such a value contradicts CADE's own precedents, whether in relation to the calculation basis or in relation to the rate used, which is why the Company filed an action to annul such decision, which is currently under appeal. Based on the technical analysis of its external legal team, Rumo assesses the risk of losing a portion in the amount of R$31,262 (for which it recorded a provision) as probable and classifies the difference as a possible contingency.
(v)	The indirect subsidiary Rumo Malha Paulista is a defendant, together with the Municipality of Jales and others, in a public civil action, in which the MPF alleges a lack of level crossing structure throughout the municipalities of the Jales subsection, as well as indiscriminate use of horn. The estimated risk is R$144,071.
(vi)	In the year ended December 31, 2024, the indirect subsidiary TRSP assessed a possible loss in a civil arbitration at an early stage with a supplier contracted for the construction period of the Terminal.

128

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Environmental:

(i)	Moove is a defendant in a Public Civil Action (“ACP”) seeking payment of compensation for environmental pollution in the former area of Companhia Usina de Passivos. Various ACPs have been filed against different companies. In February 2024, there was a change in one of the ACPs, in which the amount attributed by the Public Prosecutor's Office was R$365,319, and the lawsuit was extinguished and filed. In another ACP, the Company's liability was delimited, where it entered into an agreement in February/2025 in the amount of R$287,500, which is pending ratification
(ii)	The indirect subsidiary Rumo Malha Paulista was fined, in 2013, by IBAMA (Brazilian Institute of the Environment and Natural Resources) for alleged damage to water resources. There was a defense presentation. In September 2021, the Company requested recognition of intercurrent prescription. Analysis of the merits of the matter is awaited. The amount involved is R$243,955.
In 2014, Rumo Malha Sul was fined by IBAMA for alleged oil spills in violation of environmental legislation. Two fines were issued, totaling R$117,596 and R$195,992. The company filed administrative appeals and has been awaiting a decision at the administrative level since 2015. This fine is also being discussed at the regulatory level.

Regulatory:

(i)	Rumo Malha Paulista is a party to a compensation action filed by the former Rede Ferroviária Federal S.A. (“RFFSA”), succeeded by the Federal Government, due to the deactivation of the railway’s electric traction system. The value of the claims totals R$356,284, for which there is no provision. In February 2023, a judgment of dismissal was issued. The Federal Government's appeal was partially upheld in order to recognize the existence of damage to be determined in the liquidation of the sentence (illiquid conviction).

Labor:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Labor claims	10,189	9,168	690,535	805,222
	10,189	9,168	690,535	805,222

The indirect subsidiary Rumo Malha Paulista is currently a party to a pending Labor Court Public Civil Action. This lawsuit originated from an inspection conducted on the Company MS Teixeira, which was subcontracted by Prumo Engenharia Ltda. ("Prumo Engenharia"), which, in turn, was subcontracted by Rumo. According to the inspection, MS Teixeira employees worked under degrading and slave-like conditions.

Prumo Engenharia assumed full liability for the condition of these employees, including labor and contractual liabilities, as well as all damages resulting from the alleged subcontractors' working conditions. With the sanction by the then-Ministry of Labor and Employment, Prumo Engenharia rescinded the employment contracts of these workers, with the caveat that Rumo did not participate in these acts.

In addition, a criminal investigation against Rumo was initiated and closed. Notwithstanding the above, the Public Ministry of Labor filed a public civil action (Ação Civil Pública - ACP) against Malha Paulista, without involving Prumo in the dispute, requesting the payment of compensation for collective pain and suffering in the order of R$100,000 (among other commitments), which was held partially valid, condemning the subsidiary in obligations to act and to refrain, as well as collective moral damages in the amount of R$15,000.

Rumo entered into an agreement with the Public Ministry of Labor in which it agreed to comply with several obligations pertaining to working conditions and pay a total of R$20,000 in compensation to various social entities. Superior Labor Court upheld the validity of the agreement.

After ratification, the Federal Attorney General's Office (“AGU”) filed an appeal questioning only the destination of the compensation, since, in the view of the Federal Attorney General's Office, the compensation should be allocated to the Workers' Support Fund (“FAT”). The appeal was heard and not upheld, maintaining the destination of the amounts in accordance with the agreement signed.

129

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

17. SHAREHOLDERS’ EQUITY

a)         Share capital

Accounting policy:

Equity is reduced by the incremental costs directly attributable to the issuance of common shares. In accordance with the policy outlined in Note 15 - Income tax and social contribution, transaction costs related to income tax are accounted for in accordance with Note 15 - Income tax and social contribution.

Transactions involving group shareholders are allocated within Equity Transactions, such as share-based payments and changes in interests in subsidiaries.

As of December 31, 2024, the subscribed capital is R$8,832,544 (R$8,682,544 as of December 31, 2023), fully paid-up, and represented by 1,866,570,932 registered, book-entry, non-par value common shares. The limit for authorized share capital permitted by the bylaws is R$9,000,000.

On May 29, 2024, the Extraordinary General Meeting approved an increase in the Company's share capital in the amount of R$150,000 without issuing new shares and through the conversion of part of the existing balance in the statutory reserve account and the distribution of dividends of R$840,000.

As of December 31, 2024, the Company's share capital consists of the following:

	Common shares
Shareholding structure	Amount	%
Controlling shareholders	672,312,930	36.02%
Board of directors and executive officers	26,204,828	1.40%
Free float	1,164,305,209	62.38%
Outstanding shares	1,862,822,967	99.80%
Treasury shares	3,747,965	0.20%
Total	1,866,570,932	100.00%

b)          Treasury shares

Accounting policy

Treasury shares consists of shares that have been repurchased by the company for specific and limited purposes. Cosan holds the necessary number of shares for future employee share-based payment plans, and the volume is treated similarly to treasury shares for accounting purposes.

On August 14, 2023, the Company's Board of Directors approved the new Share Buyback Program of up to 116,000,000 common shares, representing 9.93% of the total shares available on the market, with a term of up to 18 months. The repurchased shares may be used to meet obligations arising from potential exercises of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

On August 13, 2024, the Board of Directors approved the cancellation of 7,500,000 ordinary shares issued by the Company, acquired and held in treasury, without reducing the value of the share capital, The effects were transferred to shareholders' equity as “Cancellation of treasury shares”, between “Capital transactions” and “Treasury shares” in the amount of R$118,975.

As of December 31, 2024, the Company had 3,747,965 shares in treasury (6,514,511 shares as of December 31, 2023), whose market price was R$8.16.

c)           Statutory reserve - special reserve

Accounting policy: Its purpose is to strengthen working capital and finance the maintenance, expansion, and development of the company's core activities.

d)           Legal reserve

Accounting policy: In accordance with Law 6,404, it is created by appropriating 5% of net income for the year up to a maximum of 20% of capital.

130

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

e)            Dividends

Accounting policy:

In accordance with corporate law, a mandatory minimum dividend equal to 25% of the company's annual net profit is allocated, adjusted for changes in the reserves.

The next Ordinary General Meeting will discuss dividends, allocation of net income for the year, and excess of profit reserves, as determined by article 199 of the Corporate Law.

  Receivable
Parent Company	Investments in associates (i)	Investments in joint venture	Total
Balance as of January 1, 2023	609,456	—	609,456
Proposed dividends	348,493	571,033	919,526
Other movements	(3,567)	—	(3,567)
Dividends received	(855,188)	(351,092)	(1,206,280)
Balance as of December 31, 2023	99,194	219,941	319,135
Proposed dividends	3,171,126	13,593	3,184,719
Capital increase	(127,080)	—	(127,080)
Other movements	9,501	—	9,501
Dividends received	(3,138,556)	(228,342)	(3,366,898)
Balance as of December 31, 2024	14,185	5,192	19,377

(i)                      See composition of the balance in note 9.1.a.

Consolidated	Investments in associates (ii)	Investments in joint venture	Total
Balance as of January 1, 2023	161,147	—	161,147
Proposed dividends	273,346	626,653	899,999
Proposed interest on own capital	—	588,078	588,078
Income tax	—	(88,256)	(88,256)
Discontinued operation	(62,699)	—	(62,699)
Other movements	(81,053)	—	(81,053)
Dividends received	(254,905)	(906,534)	(1,161,439)
Balance as of December 31, 2023	35,836	219,941	255,777
Proposed dividends	1,175,775	119,647	1,295,422
Other movements	(84,945)	—	(84,945)
Dividends received	(1,018,794)	(293,912)	(1,312,706)
Balance as of December 31, 2024	107,872	45,676	153,548

(ii)                     See composition of the balance in note 9.1.b

ii. Payable
Change in dividends payable	Parent Company	Consolidated
Balance as of January 1, 2023	279,979	892,006
Declared dividends	794,289	2,239,495
Dividends paid	(798,203)	(2,582,447)
Balance as of December 31, 2023	276,065	549,054
Declared dividends (i)	566,401	2,994,771
Dividends paid to preferred shareholders	—	(668,022)
Dividends paid	(838,971)	(2,779,081)
Balance as of December 31, 2024	3,495	96,722

(i)                      The value of the dividend per share in the year ended December 31, 2024 was R$1.58 real. (R$1.27 real on December 31, 2023).

131

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

f)            Other comprehensive income

	12/31/2023	Comprehensive (loss) income	12/31/2024
Loss on cash flow hedge	(1,487,128)	(393,651)	(1,880,779)
Foreign currency translation differences	1,838,413	537,111	2,375,524
Actuarial gains (losses) on defined benefit plan	(291,213)	162,598	(128,615)
Deferred tax on actuarial losses on defined benefit plan	99,012	(55,283)	43,729
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	164,373	250,775	415,148

Attributable to:
Controlling shareholders	314,325	251,530	565,855
Non-controlling shareholders	(149,952)	(755)	(150,707)

	12/31/2022	Comprehensive (loss) income	12/31/2023
Loss on cash flow hedge	(1,361,895)	(125,233)	(1,487,128)
Foreign currency translation differences	2,010,914	(172,501)	1,838,413
Actuarial losses on defined benefit plan	(219,663)	(71,550)	(291,213)
Deferred tax on actuarial losses on defined benefit plan	74,685	24,327	99,012
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	509,330	(344,957)	164,373

Attributable to:
Owners of the Company	567,546	(253,221)	314,325
Non-controlling interests	(58,216)	(91,736)	(149,952)

18. EARNINGS PER SHARE

Accounting policy:

Earnings per share, both basic and diluted, are a financial indicator that shows a company's net income per common share outstanding.

a)    Basic Earnings per Share

Basic earnings per share are calculated by dividing the income attributable to the Company's shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased by the Company and held as treasury shares.

b)    Diluted Earnings per Share

Diluted earnings per share are calculated by dividing the income attributable to the holders of common capital of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

132

 Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

Basic and diluted - Continuous operation
	12/31/2024	12/31/2023
Income attributable to holders of common shares of Company used in calculating basic earnings per share	(9,608,882)	1,078,737
Diluting effect of the share-based plan of subsidiaries	—	(814)
Income attributable to holders of common shares of Company used in the calculation of diluted earnings per share	(9,608,882)	1,077,923

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,862,704	1,867,005
Dilutive effect of the share-based plan	—	7,341
Share repurchases	(257)	—
Diluted	1,862,447	1,874,346

Earnings (losses) per share
Basic	(R$5.1586)	R$0.5778
Diluted	(R$5.1593)	R$0.5751

Basic and diluted - Discontinued operation
	12/31/2024	12/31/2023
Income attributable to holders of common shares of Company used in calculating basic earnings per share	185,087	15,654
Income attributable to holders of common shares of Company used in the calculation of diluted earnings per share	185,087	15,654

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,862,704	1,867,005
Dilutive effect of the share-based plan	7,354	7,341
Diluted	1,870,058	1,874,346

Earnings per share
Basic	R$0.0994	R$0.0084
Diluted	R$0.0990	R$0.0084

Diluting instruments

In the fiscal year ended December 31, 2024, 256,753 shares related to the Company's share repurchase plan were considered in the analysis of diluted earnings per share, as they increase the loss per share.

Anti-dilution instruments

In the year ended December 31, 2024, 7,353,624 (12,269,677 as of December 31, 2023) shares related to the Company's share based payment plan were considered in the earnings per share analysis, but did not affect calculations, as they increase earnings per share.

133

 Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

19. NET SALES

Accounting policy:

The Company presents gross revenue from sales and services, sales deductions, rebates and taxes, as required for Brazilian companies according to Law No. 6,404/76, Section V, Art. 187. The main sources of revenue are:

i.             Sale of products

The Company recognizes sales revenue upon delivery to the customer. Delivery is considered to be the moment when the customer accepts the goods and the risks and rewards related to ownership are transferred. Revenue is recognized at this time provided that revenue and costs can be measured reliably, receipt of consideration is probable and there is no ongoing management involvement with the products.

The lubricants are sold in identified contracts with individual customers and in sets, as a package of goods or services.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinguished in the contracts. This type of sales represents two separate performance obligations and, therefore, revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price is allocated to different performance obligations based on the stand-alone selling price, in which revenues are identified, measured and recorded separately. Trade incentives, including cash incentives, volume discounts and rebates, and free or discounted goods or services, are accounted for as a reduction in revenue.

ii.            Billed revenue

The Company, through distributors directly and indirectly controlled by Compass Gás e Energia, provides natural gas distribution services in the locations where they hold the concession right. The fair value and selling prices of individual services are broadly similar.

Gas distribution revenue is recognized when its value can be reliably measured, and is recognized in the income statement in the same period in which the volumes are delivered to customers based on monthly measurements performed.

iii.          Unbilled revenue

Unbilled gas revenue refers to the amount of gas delivered that has not yet been metered and billed to customers. This estimate is based on the period between the last measurement date and the last day of the month.

Actual volume billed may vary from estimates. The Company believes, based on past experience with similar operations, that the estimated amount of unbilled services will not differ significantly from the actual amount.

iv.           Concession construction revenue

The construction of the necessary infrastructure for gas distribution is regarded as a construction service provided to the Granting Authority, and revenue is recognized over time using the incurred cost method. The costs are deducted from income when they are incurred.

Advances received are accounted for as contractual liabilities.

v.            Services rendered

Revenue is recognized over time as services are provided. The stage of completion to determine the amount of revenue to be recognized is evaluated based on assessments of progress of work performed.

If services under a single contract occur in different periods, consideration is allocated based on their individual sales prices. The individual selling price is determined on the basis of the list prices at which the Company sells the services in separate transactions.

134

 Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

vi.           Logistics services provided

Revenues from the provision of services are recognized when the entity transfers to the counterpart the significant risks and benefits inherent to the provision of services, when it is probable that the economic benefits associated with the transaction will flow to the Company, as well as when its related value and incurred costs can be reliably measured.

Service prices are fixed based on service orders or contracts. The Company’s revenue is basically comprised of rail freight, road freight, container transport and port elevation services, which is why the above criteria are normally met to the extent that the logistics service is provided.

vii.          Lease revenues

Rental revenue is recognized on a straight-line basis over the term of each contract, to the extent that the contracts transfer to customers the right to use the assets for a period in exchange for consideration to the subsidiary that can be measured reliably.

viii.         Sale of investment properties

Revenue comprises the fair value of the consideration received or receivable for the disposal of investment property in the ordinary course of the subsidiaries’ activities. Revenue is presented net of taxes, returns, allowances and discounts, and in the consolidated financial statements after eliminating sales within the subsidiary. Revenue is recognized when the subsidiary fulfils all the obligations and promises identified in the contract for the transfer of the assets to the customer.

	Consolidated
	12/31/2024	12/31/2023
Gross revenue from the sale of products and services	50,141,542	45,298,287
Construction revenue	1,602,284	1,494,142
Indirect taxes and other deductions	(7,793,084)	(7,323,932)
Net sales	43,950,742	39,468,497

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	12/31/2024	12/31/2023
At a point in time
Natural gas distribution	16,186,691	15,737,450
Lubricants, base oil and other	9,424,869	9,285,675
Lease and sale of property	1,441,809	743,411
Other	596,633	538,445
	27,650,002	26,304,981
Over time
Railroad transportation services	13,251,052	10,379,017
Container operations	685,337	558,699
Construction revenue	1,602,284	1,494,141
Other services	823,500	792,951
	16,362,173	13,224,808
Eliminations	(61,433)	(61,292)
Total net sales	43,950,742	39,468,497

135

 Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

20. COSTS AND EXPENSES BY NATURE

Accounting policy:

The Company and its subsidiaries account for natural gas distribution concession contracts using the intangible asset model in accordance with ICPC 01/IFRIC 12 and CPC 04/IAS 38 and classify the amortization of the concession contract as cost of sales.

Expenses are presented in the statement of profit or loss and other comprehensive income by function. The income reconciliation by nature/purpose is as follows:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Raw materials	—	—	(7,134,069)	(7,291,453)
Commodity cost (natural gas)	—	—	(12,083,199)	(11,919,415)
Railroad transport and port elevation expenses	—	—	(3,129,514)	(2,696,333)
Other transport	—	—	(484,136)	(523,747)
Depreciation and amortization	(15,862)	(14,401)	(3,868,583)	(3,364,943)
Personnel expenses	(234,779)	(317,936)	(3,115,478)	(2,893,919)
Construction cost	—	—	(1,602,284)	(1,494,141)
Expenses with third-party services	(55,483)	(46,816)	(901,372)	(952,294)
Selling expenses	(81)	(29)	(42,815)	(37,451)
Cost of properties sold (Note 8)	—	—	(746,956)	(153,470)
Other	(61,949)	(58,208)	(1,548,827)	(1,101,274)
	(368,154)	(437,390)	(34,657,233)	(32,428,440)

Cost of sales	—	—	(30,236,061)	(28,549,896)
Selling expenses	—	—	(1,575,890)	(1,350,570)
General and administrative expenses	(368,154)	(437,390)	(2,845,282)	(2,527,974)
	(368,154)	(437,390)	(34,657,233)	(32,428,440)

136

 Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

21. OTHER OPERATING INCOME (EXPENSES), NET
	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Tax credits	15,861	—	60,282	43,835
Change in fair value of investment properties – Note 11.5	—	—	1,273,033	2,259,924
Loss on disposals of non-current assets and intangible assets	(16)	13,563	141,863	(17,016)
Result on sale of investments (i)	—	—	(383,205)	—
Net effect of provisions for legal proceedings, legal claims, recoverable and tax installments	(47,391)	(86,619)	(313,876)	(204,158)
Dividends received from Vale S.A.	—	—	—	1,339,340
Contractual agreement and others (ii)	—	—	689,764	(143,221)
Reversal of other provisions (iii)	—	—	291,032	—
Realization of deferred income	—	—	—	923,214
Other income	78,059	66,850	168,245	303,825
Net impairment loss (iv)	—	—	(3,155,400)	—
Gain on corporate restructuring (v)	—	—	168,855	—
Other	(172,664)	(63,050)	(546,159)	(581,366)
	(126,151)	(69,256)	(1,605,566)	3,924,377

(i)	Net effect of the sale of a stake in Vale S.A., as per note 2.
(ii)	Refers mainly to a commercial agreement with suppliers of the indirect subsidiary Compass.
(iii)	In the second quarter of 2024, the subsidiary Comgás reassessed and concluded, in accordance with the criteria of CPC 25 / IAS 37, that there is currently no probable outflow of resources for part of the amount then recorded in its statement of financial position under “Other liabilities”, thus proceeding with its reversal.
(iv)	The balance includes provision for write-off of the residual value of assets with traffic directly interrupted by the extreme weather events in Rio Grande do Sul, in the amount of R$182,041 and impairment of the subsidiary Rumo Malha Sul S.A. It also includes an impairment value of the indirect subsidiary Rota 4 Participações S.A., in the amount of R$6,155.
(v)	The amount refers to the additional purchase price that CLI SUL undertook to pay to the subsidiary Rumo, under the terms of the purchase and sale agreement.

22. FINANCE RESULTS, NET

Accounting policy:

Financial income comprises:

•      Interest income on invested funds;

•      Dividends;

•      Gains on the fair value of financial assets measured at fair value through profit or loss;

•      Gains on the remeasurement of the fair value of any pre-existing interest in an acquisition in a business combination;

•      Gains on hedging instruments that are recognised in profit or loss;

•      Reclassifications of net gains previously recognised in other comprehensive income.

Interest income is recognised in profit or loss using the effective interest method. Dividend income is recognised in profit or loss on the date on which the Company's right to receive payment is established, which, in the case of listed securities, is normally the ex-dividend date.

Financial expenses comprise:

•      Interest expense on loans;

•      Settlement of discount provisions and deferrals;

•      Losses on disposal of available-for-sale financial assets;

•      Dividends on preferred shares classified as liabilities;

•      Fair value losses of financial assets at fair value through profit or loss and contingent consideration;

•      Impairment losses recognized on financial assets (other than accounts receivable);

•      Losses on hedging instruments that are recognized in profit or loss;

•      Reclassifications of net losses previously recognized in other comprehensive income.

137

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Exchange gains and losses on financial assets and financial liabilities are reported on a net basis as finance income or finance cost, depending on whether net foreign currency fluctuations result in a profit or loss position.

The details of financial income and expenses are as follows:

	Parent Company		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cost of gross debt
Interest on debt	(1,820,040)	(969,613)	(5,767,426)	(4,267,829)
Monetary and exchange rate variation	(1,969,526)	60,798	(5,795,089)	1,921,632
Derivatives and fair value measurement	1,827,880	(1,253,705)	3,787,479	(2,684,111)
Amortization of borrowing costs	(21,009)	(9,529)	(113,136)	(64,588)
Guarantees and warranties	—	—	(36,079)	(38,773)
	(1,982,695)	(2,172,049)	(7,924,251)	(5,133,669)
Income from financial investments and exchange rate in cash and cash equivalents	200,927	222,839	1,975,811	2,057,369
Changes in fair value of investments in listed entities	—	—	—	(3,147,031)
	200,927	222,839	1,975,811	(1,089,662)
Cost of debt, net	(1,781,768)	(1,949,210)	(5,948,440)	(6,223,331)

Other charges and monetary variations
Interest on other receivables	63,336	45,285	464,883	450,478
Update of other financial assets	—	1,777	—	1,777
Monetary variation on leases and concessions agreements	—	—	(387,044)	(514,236)
Interest on leases	(3,005)	(3,574)	(641,144)	(444,850)
Interest on shareholders’ equity	(1,295)	481,753	(44,464)	(46,212)
Interest on contingencies and contracts	(19,362)	(217,481)	(605,231)	(781,087)
Interest on sectoral assets and liabilities	—	—	(88,170)	(97,845)
Bank charges and other (i)	(40,703)	(36,319)	155,624	(107,747)
Foreign exchange, net	(3,513,820)	186,321	(1,655,731)	(133,974)
	(3,514,849)	457,762	(2,801,277)	(1,673,696)
Financial result, net	(5,296,617)	(1,491,448)	(8,749,717)	(7,897,027)

Reconciliation
Finance expenses	(2,357,419)	(1,934,520)	(7,637,116)	(11,337,430)
Finance income	291,426	829,235	2,655,899	3,028,134
Exchange variation, net	(3,557,941)	712,582	(5,741,359)	1,777,438
Derivatives	327,317	(1,098,745)	1,972,859	(1,365,169)
Financial result, net	(5,296,617)	(1,491,448)	(8,749,717)	(7,897,027)

(i)	On December 9, 2024, the indirect subsidiary Comgás, based on Technical Note No. SEI-0048454038 issued by Arsesp and the right guaranteed under its current Concession Contract, revised the measurement of its estimate of the indemnifiable financial asset, impacting the way in which the indemnity is recognized. This change in estimate had a greater impact on the financial result, as well as less significant impacts on the “Net operating revenue” and “Other assets” headings.

138

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

23. POST-EMPLOYMENT BENEFITS

Accounting policy

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

i.               Defined contribution

A defined contribution plan is a post-employment benefit plan in which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution plans are recorded as an employee benefit expense in the financial results during the periods in which the related services are rendered by employees. Contributions to a defined contribution plan that are due more than 12 months after the end of the service period are discounted to their present value.

The Company sponsors a defined contribution private pension plan named Plano de Aposentadoria FuturaFlex (for the employees of Compass, Comgás and Commit), managed by FuturaMais – Complementary Pension Fund Entity (Entidade de Previdência Complementar) (formerly named RaizPrev – Private Pension Fund Entity (Entidade de Previdência Privada), which merged Futura II – Entidade de Previdência Complementar). The Entity has administrative, asset and financial autonomy, and has as object the management and execution of social security benefit plans, as defined in the Regulation of Benefit Pension Plans.

The Company has no legal or contractual obligations that may generate the need to make additional extraordinary contributions if the plan presents a deficit result.

ii.              Variable contribution

A variable contribution plan is also known as a mixed plan that brings together aspects of the BD – defined benefit and the DC – defined contribution.

The other companies of the Group sponsor a supplementary pension plan structured in the Variable Contribution modality, called the Future Retirement Plan II, also managed by FuturaMais – Complementary Pension Fund Entity (formerly called RaizPrev – Private Pension Entity, which incorporated Futura II – Complementary Pension Entity). It brings together the characteristics of the Defined Contribution for scheduled benefits (normal and early retirement) and the Defined Benefit for risk benefits (sickness benefit, disability, savings and death pension).

iii.             Defined benefit

The defined benefit plan is a plan in which the participants have the due benefit established by means of regulatory provisions. The cost is determined through actuarial evaluations, which are conducted at least annually based on assumptions.

Pension Plan

The Pension Plan, managed by Futura – Entidade de Previdência Complementar, is sponsored by Cosan Lubrificantes e Especialidades S.A., and is closed since 2011.

According to the regulation, which leads the Company to adopt such a provision in the present value of benefits and that assisted participants receive annuity according to the plan. The main actuarial risks are:

a)       life expectancy longer than specified in the mortality table;

b)       the return on equity under the actuarial discount rate plus the accrued IGP-DI; and

c)       real family structure of different hypotheses of established retirement.

Health insurance

The Company has defined benefit plans related to medical assistance in the subsidiaries Comgás and Compagas. The Subsidiary Comgás offers the following post-employment health care benefits, granted to former employees and their dependents who retired up to May 31, 2000. After this date, only employees with 20 years contribution to Social Security (Instituto Nacional do Seguro Social), or “INSS,” and 15 years uninterrupted work at the Company up to May 31, 2000, are entitled to this defined benefit plan, provided that, on the date of retirement, they were working at the Company.

Compagas offers the Pró-Saúde Plan for employees and their dependents, with monthly contributions from the sponsor and employees. Beneficiaries on retirement will have the right to remain in the plan for life.

139

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The main risks of this plan are the longer survival of the beneficiaries and the higher cost of medical inflation compared to those considered in the calculations.

Pension plan

Compagas offers a defined contribution plan of the mixed type, which is characterized by the accumulation of savings during the employees' active phase and when they retire it is converted into a life annuity.

The main risks of this plan are greater survival of the beneficiaries and greater salary growth in relation to those considered in the calculations.

The liability recognized in the statement of financial position in respect of defined benefit post-employment plans is calculated annually by independent actuaries.

The amount recognized in the statement of financial position in relation to health plan liabilities represents the present value of the obligations less the fair value of the assets, including actuarial gains and losses. Remeasurement of the net obligation, which include: actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset cap (if any, excluding interest), are recognized immediately in other comprehensive income. Net interest and other expenses related to defined benefit plans are recognized in profit or loss.

Actuarial gains and losses based on experience adjustments and changes in actuarial assumptions are recognized directly in equity as other comprehensive income, when incurred.

	Consolidated
	12/31/2024	12/31/2023
Defined contribution
Futura II	298	333
Defined benefit
Futura	141,050	175,150
Health Insurance	385,272	442,164
	526,322	617,314
Total	526,620	617,647

DETAILS OF CURRENT PLANS

a)        Defined contribution

During the year ended December 31, 2024, the amount of employee contributions increased to R$111 (R$103 as of December 31, 2023).

b)        Defined benefit

The subsidiary Cosan Lubrificantes e Especialidade (“CLE”) sponsors Futura - Entidade de Previdência Complementar ("Futura"), formerly known as Previd Exxon - Entidade de Previdência Complementar, whose primary objective is to provide supplemental benefits within certain limits established by the Retirement Plan regulations. On May 5, 2011, the competent authorities authorized a modification to this plan to exclude new participants. The contributions totaled R$16,252 for the year ended December 31, 2024 (R$13,199 for the year ended December 31, 2023). The weighted average duration of the obligation is 8.9 years as of December 31, 2024 and 2023. In 2025, CLE expects to make a contribution of R$16,328 to its defined benefit plan.

c)         Pension plan

The subsidiary Compass recorded in the statement of profit or loss the amount of R$15,076 (R$14,647 as of December 31, 2023) related to contributions to the defined contribution pension plan.

In addition, the indirect subsidiary Compagás performed the actuarial analysis of the defined benefit pension plan, which is in surplus and, therefore, no balances were recorded. The details are below:

12/31/2024
Liability at year-end	(32,604)
Financial assets at year-end	42,435
Accrued surplus	9,831
Asset limit effect	(9,831)
Liability to be recognized	—

140

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

d)        Medical plan

Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which mandate that final salary payments during retirement be adjusted for the consumer price index at the time of payment. The level of benefits provided is dependent on the member's length of service and final salary. During the year ended December 31, 2024, the contributions amounted to R$31,169 (R$27,088 for the year ended December 31, 2023). The weighted average duration of the obligation is 8.9 years (10.9 years as of December 31, 2023) in the subsidiary Comgás and 20.4 years (27.5 years in 2023) in the subsidiary Compagas. In 2025, the subsidiaries expect to make a contribution of R$46,643 to their defined benefit plan.

BREAKDOWN AND CHANGES IN CURRENT PLANS

The details of the present value of the defined benefit obligation and the fair value of the plan assets are as follows:

	12/31/2024	12/31/2023
Actuarial obligation at beginning of the year	1,141,841	1,097,982
Current service cost	386	157
Business combination	9,560	—
Interest on actuarial obligation	105,302	107,057
Early settlement in the plan	—	—
Actuarial (gain) loss arising from financial assumptions	(170,791)	62,807
Actuarial loss (gain) arising from experience adjustment	23,181	(62,889)
Actuarial gains arising from demographic assumptions	505	22,116
Benefit payments	(91,684)	(85,389)
Actuarial obligation at the end of the year	1,018,300	1,141,841

Fair value of plan assets at the beginning of the year	(524,527)	(522,474)
Interest income	(46,423)	(49,720)
Return on investments in the year (excluding interest income)	34,709	2,443
Early settlement in the plan	—	—
Employer contributions	(43,340)	(40,278)
Benefit payments	87,603	85,502
Fair value of plan assets at the end of the year	(491,978)	(524,527)
Net defined benefit liability	526,322	617,314

141

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

The total expense recognized in the financial results is as follows:

	12/31/2024	12/31/2023
Current service cost	(386)	(157)
Interest on actuarial obligation	(58,879)	(57,337)
	(59,265)	(57,494)

Total amount recognized as accumulated other comprehensive income:

	12/31/2024	12/31/2023
Accumulated at the beginning of the year	180,311	204,788
Actuarial gain (loss) arising from financial assumptions	168,351	(62,807)
Actuarial (loss) gain arising from experience adjustment	(23,575)	62,889
Actuarial loss arising from demographic assumptions	—	(22,116)
Return on investments in the year (excluding interest income)	(34,709)	(2,443)
Accumulated at the end of the year	290,378	180,311

The plan's assets consist of the following:

	12/31/2024		12/31/2023
	Value	%	Value	%
Fixed income	491,194	100.00%	523,743	100.00%
	491,194	100.00%	523,743	100.00%

Plan assets consist of financial assets quoted on active markets and are therefore classified as Levels 1 and 2 in the fair value hierarchy. The expected rate of return on plan assets is determined based on market expectations applicable to the period during which the obligation is to be settled at the time the rate is determined.

The following are the primary assumptions used to determine the Company's and its subsidiaries' benefit obligations:

	Future		Health insurance
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Discount rate	11.07%	9.29%	12.14% p.a.	10.12% p.a.
Inflation rate	3.50%	3.50%	4.50% p.a.	4.50% p.a.
Future salary increases	N/A	N/A	N/A	N/A
Morbidity (aging factor)	N/A	N/A	3.00%	3.00%
Future pension increases	3.50%	3.50%	3.00% p.a.	3.00% p.a.
Overall mortality (segregated by sex)	N/A	N/A	AT-2000 (smoothed in 10%)	AT-2000 (smoothed in 10%)
Disability mortality	N/A	N/A	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	UP-84 modified	UP-84 modified
Turnover	N/A	N/A	0.60/ (service time +1)	0.60/ (service time +1)

142

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Sensitivity analysis

Change in the discount rate is one of the relevant actuarial assumptions, as it impacts the defined benefit obligation. The following table demonstrates the sensitivity of the defined benefit obligation to changes in the discount rate, keeping other assumptions constant:

	Discount rate		Medical inflation
	Increase 0.50%	Reduction (0.50)%	Increase 0.50%	Reduction (0.50)%
Futura	611,199	654,754	—	—
Health insurance	(17,382)	18,988	(432)	520

There have been no changes regarding biometric and demographic assumptions compared to previous years and the methods adopted in preparing the sensitivity analysis.

24. SHARE-BASED PAYMENT

Accounting policy:

The fair value of share-based payment benefits at the grant date is recognized, as personnel expenses, with a corresponding increase in equity, for the period in which employees unconditionally acquire the right to the benefits and ratably over the vesting period.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the service conditions and non-market acquisition conditions will be met, such that the amount ultimately recognized as an expense is based on the number of shares that actually meet the service conditions and non-market acquisition conditions on the date the payment rights are acquired (vesting date). For share-based payment benefits with a non-vesting condition, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no modification for differences between expected and actual benefits.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities during the period in which employees unconditionally acquire the right to payment. Liabilities are remeasured at each financial position date and settlement date, based on the fair value of share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss as personnel expenses.

The Company and its subsidiaries have Share-Based Compensation Plans that are payable in shares and cash. As of December 31, 2024, the Group has the following share-based payment arrangements:

Programs granted up to December 31, 2023 and still in force

•	Granting of shares (settled in shares), without lock-up, with delivery of shares at the end of the 5-year vesting period, subject only to maintenance of the employment relationship (service condition).
•	Granting of shares (settled in shares), without lock-up, with delivery of shares throughout or at the end of the 3- to 5-year vesting period, subject to:
I.	Part of the options being vested in part on maintenance of the employment relationship (service condition); and
II.	Part being vested in part on achievement of each of the metrics that make up the performance targets (performance conditions).
•	Share-based compensation plan (settled in cash) in which beneficiaries are assigned a certain number of units referenced to a theoretical share price calculated based on the Cosan Group's EBITDA for each year. The units will be paid in cash, upon compliance with the contractual conditions of a 3- to 5-year vesting period. Payments occur at the end of each cycle (3 to 5 years after the grant date), based on the converted reference value of the share at that time.

143

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Grants made in 2024

In the year ended of December 31, 2024, the following share-based payments Program was established:

Program	Conditions for vesting
Invest Partners

Grant January 30, 2024.

The incentive program is conditioned on service time (service condition) and performance goals (performance conditions). Of the total actions of the program, 60% are related to service time for the period of 5 years and the actions are granted annually. The rest, equivalent to 40% of the program, are related to performance goals being necessary to achieve specific metrics that can vary between 0% and 110% (to calculate the fair value was considered the achievement of 100%). Shares are locked up for one year. The 2024 grant refers only to the portion granted annually, which is linked to service conditions, (vesting period of 12 months).

Invest Cosan 2024

Grant: July 31, 2024,

The incentive program is conditioned to service conditions and performance conditions. Of the total actions of the program, 50% are related to length of service for a period of 3 years. The remainder, equivalent to 50% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary from 0% to 150%.

Invest Program 2024 – Rumo

Grant: August 22, 2024.

Option programs, without lock-up, with delivery of the shares at the end of the three-year vesting period, subject to i) part of the options being conditional on maintaining the employment relationship (service condition) and ii) part on achieving each of the metrics that make up the performance targets (performance conditions), with the amount of performance options granted varying between 0% and 200% depending on performance.

Phantom shares – Compass

Grant: August 1, 2024.

Phantom share plan providing for the grant of stock appreciation rights (“SARs”). SARs offer the opportunity to receive a cash payment equal to the fair market value of Compass common stock.

SOP 2024 Moove Program

Granted on November 20, 2024.

The incentive program is conditional on length of service (service condition) and linked to the occurrence of a liquidity event defined in the program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum term for exercising the Options will be six (6) years from the date of grant.

144

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (months)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2019	Cosan S.A.	60	229,020	(229,020)	—	13.44
07/31/2020	Cosan S.A.	60	68,972	(29,720)	39,252	20.93
07/31/2021 - Invest I	Cosan S.A.	36	424,839	(424,839)	—	24.38
09/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(5,283,275)	—	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	(552,900)	253,852	23.20
07/31/2022 - Invest I	Cosan S.A.	36	846,506	(301,499)	545,007	18.74
11/22/2022 - Invest Partners	Cosan S.A.	60	377,173	(20,936)	356,237	17.14
01/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	(7,864,867)	4,607,458	15.26
07/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	(409,020)	638,825	17.53
12/01/2023 - Invest Cosan III - Associates	Cosan S.A.	60	546,734	(70,697)	476,037	17.68
01/30/2024 - Invest Partners	Cosan S.A.	12	2,322,324	(2,322,324)	—	18.18
07/31/2024 - Invest Cosan 2024	Cosan S.A.	36	1,428,479	—	1,428,479	13.54
			25,854,244	(17,509,097)	8,345,147

07/01/2023 - Program SOP A	Moove	72	699,276	(699,276)	—	142.62
07/01/2023 - Program SOP B	Moove	72	279,710	(279,710)	—	88.32
07/01/2023 - Program SOP C	Moove	72	223,768	(223,768)	—	76.54
07/01/2023 - Program SOP D	Moove	72	139,855	(139,855)	—	71.45
11/20/2024 - Program SOP 2024	Moove	72	610,940	—	610,940	50.05
			1,953,549	(1,342,609)	610,940

08/15/2019	Rumo S.A.	60	843,152	(843,152)	—	22.17
11/11/2020	Rumo S.A.	60	776,142	(404,206)	371,936	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(1,377,718)	103,282	20.84
09/15/2021	Rumo S.A.	36	1,560,393	(1,560,393)	—	18.19
09/01/2022	Rumo S.A.	36	1,781,640	(290,869)	1,490,771	20.36
09/06/2023	Rumo S.A.	36	1,724,867	(201,544)	1,523,323	21.86
08/22/2024	Rumo S.A.	36	2,433,432	(61,015)	2,372,417	23.37
			10,600,626	(4,738,897)	5,861,729
Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(132,670)	—	50.79
07/31/2020 - Invest II	Moove	60	106,952	(18,341)	88,611	61.89
07/31/2021 - Invest III	Moove	36	80,729	(80,729)	—	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(6,114)	71,853	135.05
07/31/2023 - Invest V	Moove	36	82,204	(1,856)	80,348	150.98
07/31/2024 - Invest VI	Moove	36	61,732	—	61,732	234.43
08/01/2022	Compass	36	950,994	(128,164)	822,830	25.59
08/01/2022	Edge Comercialização	36	31,409	(25,531)	5,878	25.59
08/01/2022	TRSP	36	35,604	(5,120)	30,484	25.59
08/01/2023	Compass	36	275,746	(38,408)	237,338	34.12
08/01/2023	Edge Comercialização	36	27,006	(16,740)	10,266	34.12
08/01/2023	TRSP	36	26,246	—	26,246	34.12
08/01/2024	Compass	36	277,262	—	277,262	42.21
08/01/2024	Edge Comercialização	36	97,535	(18,906)	78,629	42.21
08/01/2024	TRSP	36	2,867	—	2,867	42.21
11/01/2024	Compass	33	12,751	—	12,751	42.21
			2,279,674	(472,579)	1,807,095
Total			40,688,093	(24,063,182)	16,624,911

145

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

a)         Reconciliation of outstanding share grants

The change in outstanding share grants is as follows:

	Parent company	Consolidated
Balance as of January 1, 2023	7,426,957	17,876,508
Granted	14,066,904	16,868,466
Exercised/canceled/other	(1,456,999)	(3,187,476)
Balance as of December 31, 2023	20,036,862	31,557,498
Granted	3,750,803	6,856,907
Addition of shares(i)	—	605,005
Exercised/canceled/other(ii)	(15,442,518)	(22,394,499)
Balance as of December 31, 2024	8,345,147	16,624,911

(i)	Total accrued shares correspond to the proportional number of dividends, interest on equity and reduction of equity eventually paid or credited by the Compass subsidiary to its shareholders between the date of the grant and the end of said vesting exercise.
(ii)	In August 2024, 100% of the provision for the “01/30/2024 - Invest Partners” plan and the first tranche of the “10/11/2021 - Invest III” plan was brought forward. The plans were settled in September 2024 and the advance provision amounted to R$14,585 considering principal and charges.

b)         Fair value measurement

The weighted average fair value of the programs granted during December 31, 2024 and 2023 and the main assumptions used in applying the Black-Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A	12/31/2024	13.54	N/A	N/A
	12/31/2023	16.82	N/A	N/A

Compass	12/31/2024	45.29	N/A	N/A
	12/31/2023	42.21	N/A	N/A

Rumo (i)	12/31/2024	23.37	10.41%	25.84%
	12/31/2023	21.87	10.41%	25.84%

Moove (ii)	12/31/2024	66.97	4.05%	42.85%
	12/31/2023	105.98	4.05%	42.85%

(i)	Volatility was determined based on the historical volatility of the share price in the last thirty days prior to the grant date.
(ii)	Volatility was determined based on the historical volatility of the parent company's share price, since Moove is not yet publicly traded, taking as a measure the period proportional to the term of the plan.

c)         Expenses recognized in the result

Share-based compensation expenses included in the statement of profit or loss for the year ended December 31, 2024 were R$65,901 (R$207,713 as of December 31, 2023).

146

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

25. SUBSEQUENT EVENTS

COSAN CORPORATE

INCORPORATION OF COSAN OITO S.A.

On January 8, 2025, the Company completed the process of incorporating Cosan Oito, after obtaining the necessary regulatory approvals. All assets, rights and obligations of this subsidiary were fully transferred for the Company.

PARTIAL DISPOSAL OF INVESTMENT IN VALE

On January 16, 2025, Cosan sold 173,073,795 common shares of Vale, corresponding to 4.05% of the associate's share capital, for R$9,050,029. The Company kept 4,268,720 common shares, corresponding to 0.10% of the associate's share capital.

EARLY REDEMPTION OF DEBENTURES

On January 22, 2025, the Company requested the optional early redemption of the 1st Series of the 3rd Issue of Simple Debentures, non-convertible into Shares, unsecured, with original maturity in 2028, in the total amount of R$750,000 (to be increased by the remuneration calculated pro rata temporis from the date of the last payment of the remuneration until the date of the actual payment and the premium).

EARLY CALL – BOND 2027

On January 31, 2025, the Company announced to the market that it had decided to exercise the early call clause related to the Bonds maturing in January 2027. The exercise date for the full redemption, in the amount of U.S.$392 million, will be March 14, 2025 at the face value of the bonds.

TENDER OFFERS - BONDS 2029, 2030 AND 2031

On January 31, 2025, the Company announced the market that it had sent notices of tender offers for the bonds issued by Cosan Luxembourg: Bonds 2029, Bonds 2030 and Bonds 2031.

The total amount of the repurchase was expected to be up to U.S.$900,000 thousand. On March 5, 2025, the repurchase process was concluded and the total amount offered for repurchase by the holders of the securities and accepted for repurchase by the Company was U.S.$778,511 thousands, as shown in the table below:

Notes	Maturity	Added value of principal (U.S.$)	Aggregate value accepted (U.S.$)
		In thousand of American dollars
5.500% Senior notes	September 20, 2029	740,750	236,522
7.500% Senior notes	June 27, 2030	550,000	273,253
7.250% Senior notes	June 27, 2031	600,000	268,736

RECTIFICATION OF DIVIDENDS COSAN NOVE

On February 12, 2025, the shareholders approved the rectification of dividends mentioned at the Annual General Meeting held on November 27, 2024, in the amount of R$40,000 to R$371,000 and on February 28, 2025, it carried out the financial settlement for the shareholder holding the preferred shares in the amount of R$331,000.

EARLY REDEMPTION

On February 12 and 13, 2025, respectively, the Company settled in advance Loan 4131 in the amount of U.S.$600,000 thousand, equivalent to R$3,462,660, and Debenture in the amount of U.S.$300,000 thousand, equivalent to R$1,733,640 , acquired in February 2024 and December 2023, respectively.

With the early settlement of these debts, the Total Return Swap (“TRS”) and Time Deposit operations were also settled, which had been used to internalize debts, as per note 5.4 (a).

DISTRIBUTION OF VALE S.A. DIVIDENDS

On February 19, 2025, the Board of Directors of Vale S.A. approved remuneration to shareholders in the gross amount per share of R$2.141847479, deliberated as additional remuneration, to be paid on March 14, 2025, considering the shareholder base on March 7, 2025.

147

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

COMPASS

ISSUE OF DEBENTURES

On January 10, 2025, the indirect subsidiary Compagas raised, through the 5th issue of debentures, the amount of R$ 410,000 with interest corresponding to the accumulated variation of the average daily DI rates plus a spread of 0.50% p.a. and with maturity of the principal and interest on January 7, 2027, for payment in a single installment on the maturity date.

On February 18, 2025, TRSP Subsidiaries concluded the raising of the 2nd issue of simple, non-convertible debentures in the amount of R$800,000 with remuneration of IPCA + 7.4367% p.a., semi-annual interest and principal maturing between January 15, 2030 and January 15, 2033. The funds obtained from the issue will be used to reimburse costs, expenses or debts related to the project to build a liquefied natural gas regasification terminal located in the city of Santos

MOOVE

PURCHASE AGREEMENT FOR DIPI HOLDINGS S.A

On September 29, 2024, the subsidiary CLE entered into a purchase and sale agreement to acquire 100% of the shares of DIPI Holdings S.A. for the price of R$410,000, of which R$310,000 in cash, which after debt and working capital adjustments on the closing date resulted in a disbursement of R$232,886, and R$100,000 to be paid in two installments up to 2027, related to the performance of the acquired company in the earn-out.

The group is made up of three operating companies: Pax Lubrificantes Ltda., Elvin Lubrificantes Industria e Comercio Ltda. and Lubripack Industria e Comercio Ltda., which manufacture and sell greases and lubricating oils for automotive and industrial use, as well as a plastic blow molding unit.

On January 2, 2025, the transaction was completed after all the purchase conditions were fully met. The Purchase Price Allocation (“PPA”) process is underway to evaluate the assets acquired and liabilities assumed.

RIO DE JANEIRO´S PLANT (FIRE INCIDENT)

On February 8, 2025, a fire incident occurred at the Industrial Complex (“CIG”) of the subsidiary CLE, located in Rio de Janeiro, Brazil.

The fire affected part of the production area and administrative offices, that were not operational on the day, representing 10% of the total complex area.

All emergency and risks protocols during the crisis have been put into practice immediately to control the incident and all containment measures through the execution of the Company’s contingency plan worked satisfactorily to minimize more serious damages, including our structure, local community and environmental. There were no victims or injured people in the incident and no material environmental or social impacts were identified.

The bulk operations for lubricants and base oils, tanks terminal, marine operations, pier operations, which represent around one third of production, did not have their operations affected and continue to operate regularly.

The Company has already started its continuity plan to reestablish the blending & filling operations

148

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

  Financial evaluation resulting from the fire incident

a)    Operational disruption

Due to effective containment and safety measures, the fire was controlled and just the finished lubricants products manufacturing was impacted and is closed at the moment for inspections and assessments, thus maintaining the operation of the entire rest of the industrial complex – bulk operations for lubricants and base oils, tanks terminal, marine operations, pier operations – which is currently estimated to represent 30% to 35% of production.

As part of Company´s continuity and response plan for a crisis of this nature, there are essentially four counter measures, which are already in implementation: a) Reallocate blending & filling to Company´s affiliates; b) Product availability and supply chain directly through our strategic alliance; c) Production by third-party partners approved by the Company; d) Safety Inventory Level spread across its distribution centers network.

b)    Insurance coverage

Due to the complexity of Moove's operating segment, all global operations have comprehensive insurance coverage, with policies covering operational risks, business interruption damage, civil liability and environmental liability. The company has started evaluating and carrying out inspections with insurance companies. The indemnity limit totals approximately R$1,200,000 for this incident in the affected region.

c)    Write-off of Assets

As a result of the event, Moove will record, in 2025, the write-off of the affected assets at the CIG lubricants plant, which are part of its South American cash-generating unit, impacting the balance sheet and income statement. The amount of the write-off/loss is being analyzed, with a current estimate of between R$190,413 and R$285,620 for inventory and fixed asset losses. Business interruption losses are not quantifiable at this time.

d)    Impairment Test and Operational Continuity

The Company reassessed the assumptions of its long-term financial modeling, considering the incident and reviewing scenarios with multiple variants, including stress tests. The main assumption tested was the volume of sales in liters, with a variation in the Compound Annual Growth Rate (“CAGR”) from 2.4% to 1.6% over 5 years. After this review and considering the information available, it is highly probable that there will be no need to recognize provisions for impairment on December 31, 2024. The Company maintains its operations on a going concern basis.

RAÍZEN

DISCONTINUATION OF THE RECURRING OPERATION OF THE COSTA PINTO SECOND GENERATION ETHANOL (“E2G”) PILOT PLANT (PLANT 1)

On January 17, 2025, the jointly controlled subsidiary Raízen announced that, as of the next harvest, starting on April 1, 2025, the Costa Pinto E2G pilot plant (Plant 1) located in Piracicaba in the state of São Paulo and inaugurated in 2015, will have its recurring operation discontinued and will start to operate as a unit dedicated to tests and future developments of the biofuel.

All the commercial commitments that were linked to the operation of Plant 1 will be performed through the Bonfim Plant (Plant 2), which is already operational, and the Univalem (Plant 3) and Barra (Plant 4) plants, which are in the commissioning phase and will start operating after obtaining the necessary authorizations.

RUMO

CORPORATE REORGANIZATION OF RUMO MALHA NORTE

On February 19, 2025, Rumo S.A. and Rumo Malha Norte S.A. informed their shareholders and the market in general that their respective Boards of Directors approved a potential corporate reorganization proposal to be submitted in due course for approval by the shareholders of the companies involved at their respective general meetings, as well as the constitution of special independent committees and the election of members to make up said committees, which will act in the negotiation of the exchange ratio involved in the potential corporate reorganization. If and when approved, the corporate reorganization will optimize the corporate structure, through the incorporation of shares of minority shareholders (0.26% of the share capital) of Malha Norte by Rumo, resulting in the conversion of Malha Norte into a wholly-owned subsidiary of Rumo. The minority shareholders of Malha Norte who remain shareholders until the date of approval of the Corporate Reorganization by the respective general meetings of the companies involved will receive ordinary shares in Rumo, in proportion to their respective holdings in the share capital of Rumo Malha Norte.

149

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

26. NEW ACCOUNTING STANDARDS

26.1 RECENT ACCOUNTING STANDARDS ADOPTED BY THE COMPANY

The standards and amendments that came into effect for fiscal years beginning on or after January 1, 2024, did not have a material impact on the Company's financial statements. The Company did not early adopt any other standard, interpretation or amendment that has been issued but is not yet in effect.

Amendment to CPC 32 - Item 4A regarding the new Pillar Two tax rule

The amendments introduced by CPC 32 in December 2023 established a temporary exemption for the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes, a measure that has been adopted by the Company since December 2023.

The Pillar Two rules came into effect in 2024 in several European countries, impacting multinationals operating in those countries. During the first three years, companies will be able to use simplified transition rules (Safe Harbor), which seek to reduce the complexity of calculations in the initial adaptation period. Since the Company has operations in jurisdictions where Pillar Two rules have been in effect since January 1, 2024, we have assessed the potential exposure of these entities to Pillar Two income taxes. This assessment was conducted based on the most recent accounting and tax information, and Safe Harbor tests were applied to this data. Based on the application of the Safe Harbor rules, it was concluded that the Company's entities are not subject to IR/CS adjustments and, therefore, no material impacts have been identified to date.

Amendments to IFRS 16/ CPC 06 (R2) – Leases

Inclusion of requirements on variable payments for a sale-leaseback that aims to provide guidance on how to account for variable payments to the seller-lessee in a sales and leaseback transaction. These amendments had no impact on the individual and consolidated financial statements of the Cosan Group, as they are not applicable to the Company.

Changes to IAS 1/ CPC 26 (R1) – Presentation of Financial Statements

The IASB has issued amendments to IAS 1 (CPC 26 (R1)) to improve the information provided by an entity that has restrictive clauses (covenants) that may affect the classification of its debts depending on whether or not these clauses are complied with. In particular, the amendments aim to clarify that failure to comply with these clauses within the assessment period may affect the classification between current and non-current, determining that there is no reclassification to be made if the covenants had an impact only after the assessment period. In the financial statement, we had no impacts regarding the change in the standard, as this assessment is already carried out and the Company's debts are classified according to the monitoring of the covenants.

Amendments to CPC 03/IAS 7 and CPC 40/IFRS 7) - Supplier financing arrangements ("Drawer Risk")

The amendments introduce two new disclosure objectives – one in IAS 7 and one in IFRS 7 – for a company to provide information about its supplier financing arrangements that allows the reader of the financial statements to assess the effects of those arrangements on the company's liabilities and cash flows. It will also be necessary to disclose the type and effect of non-monetary changes in the carrying amounts of financial liabilities that form part of a supplier financing arrangement. The Company has companies in the group where there are operations with a risk drawn, however, for consolidation purposes, as per the breakdown of financial instruments in note 5, the amounts are not material for disclosure purposes.

150

Notes to the consolidated financial statement

(In thousands of Reais, except when otherwise indicated)

26.2 NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE

The new and amended standards and interpretations issued but not yet in force as of the date of issuance of the Company's financial statements are described below, except for those which, in the assessment of Management, do not have the potential to produce effects on the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

Amendments to IAS 21/CPC 02 (R2) – Effects of Changes in Exchange Rates and Translation of Financial Statements and CPC 37 (R1) – Initial Adoption of International Accounting Standards

In September 2024, the Accounting Pronouncements Committee (CPC) issued Revision of Technical Pronouncements No. 27, which introduced amendments to CPC 02 (R2) and CPC 37 (R1). The amendments define the concept of convertible currency and provide guidance on the treatment of non-convertible currencies, which should be measured at the measurement date in accordance with the purpose of the transaction. If the currency is non-convertible, the exchange rate to be used should reflect market conditions, and, in the case of multiple rates, the one that best represents the settlement of cash flows should be used. The pronouncement also reinforces the importance of disclosures about non-convertible currencies so that the financial impacts and risks are understood. The amendments are effective for financial statements beginning on or after January 1, 2025, but are not expected to have a material impact on the Group's financial statements.

IFRS 18 - Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 establishes new requirements for the presentation of the statement of profit or loss, including specific totals and subtotals. In addition, entities must classify all revenues and expenses into one of the following five categories: operating, investing, financing, income taxes, and discontinued operations, with the first three categories being new.

The standard also requires the disclosure of performance measures defined by management, subtotals of revenues and expenses, and imposes new requirements for the aggregation and disaggregation of financial information, based on the “functions” identified in the primary financial statements and explanatory notes.

In addition, specific changes were made to IAS 7, such as the modification of the starting point for determining cash flows from operations using the indirect method, which changes from "profit or loss for the period" to "operating profit or loss", and the removal of the option to classify cash flows from dividends and interest.

The amendments to IFRS 18 will be effective for reporting periods beginning on or after January 1, 2027, and must be applied retrospectively. The Group is currently working to identify all the impacts that these changes will have on its financial statements and respective explanatory notes in order to be in force with the new requirement within the established deadline.

IFRS 19 - Subsidiaries without Public Responsibility

In May 2024, the IASB released IFRS 19, effective January 1, 2027, which allows qualifying entities to choose to apply reduced disclosure requirements while maintaining the recognition, measurement and presentation criteria in accordance with other IFRS accounting standards. To qualify, at the end of the reporting period, the entity must be considered controlled as defined in IFRS 10 (CPC 36 – Consolidated Financial Statements), must not have public responsibility and must have a parent company (final or intermediate) that prepares consolidated financial statements, available to the public, in accordance with IFRS standards.

IFRS 19 will be effective for reporting periods beginning on or after January 1, 2027. These modifications are not expected to have a material impact on the Group's financial statements.

Amendments to CPC 18 (R3) - Investment in associates, subsidiaries and joint ventures and ICPC 09 - Individual financial statements, separate financial statements, consolidated financial statements and application of the equity method

In September 2024, the Accounting Pronouncements Committee (CPC) published modifications to Technical Pronouncement CPC 18 (R3) and Technical Interpretation ICPC 09 (R3), with the aim of aligning Brazilian accounting standards with international standards issued by the IASB.

The update to CPC 18 addresses the application of the equity method (EIM) for measuring investments in subsidiaries in the Individual Financial Statements, reflecting the change in international standards, which now allow this practice in the Separate Financial Statements. This adjustment aims to harmonize accounting practices adopted in Brazil with international ones, without causing significant impacts in relation to the current standard, limited to adjustments in the wording and updating of normative references. The changes are effective for financial reporting periods beginning on or after January 1, 2025. These modifications are not expected to have a material impact on the Group's financial statements.

151

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer

152